Osler, Hoskin & Harcourt LLP
1000 de La Gauchetière Street West
Suite 2100
Montréal, Québec, Canada H3B 4W5
514.904.8100 MAIN
514.904.8101 FACSIMILE

OSLER

Montréal
Toronto
Ottawa
Calgary
New York

SUPPL

June 6, 2006

François Paradis
Direct Dial: 514.904.5366
fparadis@osler.com
Our Matter Number: 1034079


06014211

SECURITIES AND EXCHANGE CC
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street NW
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
JUN 07 2006
WASH, D.C. 152 SECTION

Attention: Office of International Corporate Finance

Dear Sirs/Mesdames:

Re: National Bank of Canada (the "Bank")
Exemption pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934 (the "Exchange Act")

On behalf of the Bank, we hereby submit pursuant to Rule 12g3-2(b)(1)(iii) copies of documents that the Bank has made public or has distributed to its security holders since May 8, 2006. For your convenience, a list of these documents is provided in the attached Schedule A.

In accordance with Rule 12g3-2(b)(4), all information and documents included herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed pre-paid courier envelope.

If you have any questions or comments regarding this letter, feel free to contact the undersigned at the coordinates noted in the heading.

PROCESSED
JUN 09 2006
THOMSON
FINANCIAL

Yours very truly,

François Paradis
/sc
Encls.
c: Ms. Mary Cascio *(without encls.)*
Ms. Valérie Pelletier *(with encls.)*

MONTREAL:704556.2

OSLER

SCHEDULE A
June 6, 2006

NATIONAL BANK OF CANADA

INDEX OF DOCUMENTS FURNISHED PURSUANT TO RULE 12g3-2(b)(1)(iii)

Note: The documents enclosed herewith are presented in reverse chronological order according to the categories of disclosure requirements set forth in Schedule A attached to our letter dated April 29, 2005.

	DOCUMENT TYPE	DATE OF FILING	
		SEDAR	SCHEDULE "A" REFERENCE NUMBER
1.	News Release dated May 25, 2006 Announcing Results for the Second Quarter ended April 30, 2006	May 25, 2006	2.1
2.	Management's Discussion and Analysis of Financial Conditions and Operating Results dated May 25, 2006 for the Second Quarter ended April 30, 2006	May 25, 2006	2.2
3.	Certification of Interim Filings by the President and Chief Executive Officer dated May 24, 2006 for the Second Quarter ended April 30, 2006	May 25, 2006	2.3
4.	Certification of Interim Filings by the Senior Vice-President Finance, Technology and Corporate Affairs dated May 24, 2006 for the Second Quarter ended April 30, 2006	May 25, 2006	2.3
5.	Interim Financial Statements for the Second Quarter ended April 30, 2006	May 25, 2006	2.1
6.	MRRS Decision Document (Preliminary) dated May 19, 2006 acknowledging Receipt for the Preliminary Long Form Prospectus of NBC Capital Trust dated May 19, 2006	May 19, 2006	4.5
7.	Preliminary Long Form Prospectus of NBC Capital Trust dated May 19, 2006	May 19, 2006	4.5

	DOCUMENT TYPE	DATE OF FILING	
		SEDAR	SCHEDULE "A" REFERENCE NUMBER
8.	Final Receipt for Shelf Form Prospectus dated April 5, 2006	May 17, 2006	4.5

NBC Capital Trust

12g3-2(b) Submission

English summary of the MRRS decision document dated May 19, 2006

DECISION DOCUMENT

This mutual reliance review system decision document evidences that receipts of the regulators in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New-Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador have been issued for a preliminary short form prospectus dated May 19, 2006.

Dated at Montreal, May 19, 2006

L'Autorité des marchés financiers

[signed]

SEDAR Project No.: 942816 and 942818

NBC Capital Trust

12g3-2(b) Submission

English summary of the decision of the Autorité des marchés financiers dated May 19, 2006

DECISION NO.: 2006-MC-1415

SEDAR PROJECT NO.: 942816 AND 942818

RECEIPT FOR PRELIMINARY PROSPECTUS

(Mutual Reliance Review System)

Pursuant to Section 20 of the *Act respecting the Autorité des marchés financiers* (Québec), L.R.Q., c.V-11.1, a receipt for the Preliminary Prospectus of ***Fiducie de capital BNC*** dated May 19, 2006 is hereby granted.

Dated May 19, 2006

[signed]





FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, ***RÉAL RAYMOND***, President and Chief Executive Officer of National Bank of Canada, certify that :

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***NATIONAL BANK OF CANADA*** (the issuer) for the interim period ending ***April 30, 2006***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. **NATIONAL BANK OF CANADA**'s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

May 24, 2006

(signed) *Réal Raymond*

RÉAL RAYMOND
President and Chief Executive Officer
National Bank of Canada

Report to Shareholders



NATIONAL BANK OF CANADA



SECOND QUARTER | 2006

National Bank: robust revenue and diluted EPS growth in the second quarter of 2006

- *Revenues of $949 million, an increase of 5.4%*
- *Diluted earnings per share of $1.26, up 10%*
- *Return on common shareholders' equity of 20.4%*
- *Increase in the quarterly dividend of 4 % to 50 cents per share*

MONTREAL, May 25, 2006 – National Bank reported net income of $214 million for the second quarter of fiscal 2006, an increase of $12 million over the same period in 2005. Diluted earnings per share totalled $1.26, up 10% from $1.15 in the second quarter of 2005. Had it not been for the reduction in the general allowance for credit risk in the second quarter of 2005 and the net gain on the sale of its shareholder management activities in the second quarter of 2006, the increase would have been 14%.

Return on common shareholders' equity was 20.4% in the second quarter of 2006 versus 19.9% for the same quarter last year. The Board of Directors also approved an increase of 4% in the quarterly dividend to 50 cents per share.

	For the quarter ended April 30			For the six months ended April 30		
(millions of dollars)	2006	2005	%	2006	2005	%
Personal and Commercial	111	105	+6	225	217	+4
Wealth Management	42	30	+40	80	56	+43
Financial Markets	59	61	-3	141	137	+3
Other	2	6	-	(15)	31	-
Net income	214	202	+6	431	441	-2
Less: Reduction in general allowance for credit risk	-	(11)		-	(11)	
Net gain on sale of shareholder management activities included in Wealth Management	(5)	-		(5)	-	
Gain on disposal of investments in South America	-	-		-	(25)	
Net income excluding preceding items	209	191	+9	426	405	+5
Diluted earnings per share	$1.26	$1.15	+10	$2.52	$2.52	-
Less: Reduction in general allowance for credit risk	-	(0.07)		-	(0.07)	
Net gain on sale of shareholder management activities included in Wealth Management	(0.03)	-		(0.03)	-	
Gain on disposal of investments in South America	-	-		-	(0.15)	
Diluted earnings per share excluding preceding items	$1.23	$1.08	+14	$2.49	$2.30	+8
Return on common shareholders' equity	20.4%	19.9%		20.2%	21.8%	

The quarter saw robust growth in revenues in both the Personal and Commercial and Wealth Management segments as well as a slight decrease in operating expenses. These activities also showed excellent profitability. "Over 8% of personal savings on deposit with the six major Canadian banks, be they securities, mutual funds or other vehicles[1], are held at the Bank—a proportion far exceeding our relative size in the Canadian market. This competitive advantage is fully reflected in our quarterly results and is a source of long-term profitability for our shareholders," stated Réal Raymond, President and Chief Executive Officer.

The Bank posted net income of $431 million for the first six months of fiscal 2006 versus $441 million for the same period in 2005. Diluted earnings per share for the first six months of 2006 stood at $2.52, unchanged from the first half of 2005. Had it not been for the reduction in the general allowance for credit risk, the gain on disposal of investments in South America and the net gain on the sale of the shareholder management activities in the first half of 2005 and 2006, diluted earnings per share would have increased 8%. Lastly, return on common shareholders' equity was 20.2% in the first half of 2006 compared to 21.8% for the same period last year.

Results by Segment

In the second quarter of 2006, net income for Personal and Commercial totalled $111 million, up 6% from $105 million for the same quarter the previous year. The segment recorded sustained growth in total revenues due to insurance and foreign exchange activities and higher net interest income resulting primarily from increased loan volumes. Operating expenses rose chiefly due to the higher cost of salaries and staff benefits. The segment's contribution before the provision for credit losses and income taxes was $200 million for the quarter, 10% higher than in the corresponding period of 2005. This growth was partly offset by the increase in the provision for credit losses. In the first six months of 2006, net income for the Personal and Commercial segment was $225 million, up 4% over the $217 million recorded for the corresponding period of 2005. Total revenues for the segment grew 5.4% to $1,049 million.

Net income for Wealth Management totalled $42 million for the quarter, compared to $30 million for the corresponding period of 2005, an increase of 40%. The gain on the sale of National Bank Trust's shareholder management activities during the quarter, less certain expenses, contributed $5 million to the increase in quarterly net income. The segment's total revenues rose 11% on the strength of increased activity in almost all of its business units. A slight increase in operating expenses resulted in a decrease in the efficiency ratio from 77.3% in the second quarter of 2005 to 71.7% this quarter. In the first six months of 2006, net income for Wealth Management reached $80 million, 43% more than for the same period of 2005. Total revenues for the segment grew 11% to $444 million in the first half of 2006.

Financial Markets posted net income of $59 million in the second quarter of 2006, for a decrease of $2 million versus the corresponding quarter of 2005. The segment's revenues declined by $8 million to $237 million. Lower financial market fees were partly offset by higher gains on securities and trading revenues. The decrease in operating expenses therefore enabled the segment to substantially maintain its profitability. In the first half of 2006, net income for the segment stood at $141 million, $4 million more than for the same period of 2005. The improvement mainly reflects the decline in operating expenses.

Credit Risk

For the second quarter of 2006, the Bank recorded $22 million in specific provisions for credit losses. Excluding the $17 million reduction in the general allowance for credit risk in the corresponding period of 2005, the increase in credit losses was $4 million this quarter. As at April 30, 2006, gross impaired loans stood at $242 million versus $260 million at the end of fiscal 2005. This decline was primarily due to the decrease in gross impaired real estate loans. As at April 30, 2006, allowances for credit losses exceeded gross impaired loans by $197 million compared to $191 million as at October 31, 2005.

Regulatory Capital

As at April 30, 2006, Tier 1 and total capital ratios stood at 9.1% and 12.2%, respectively, compared to 9.6% and 12.8% as at October 31, 2005, taking into account the $500 million debenture issued on November 2, 2005. During the quarter, the Bank repurchased 2.7 million common shares, at a total cost of $168 million, as part of its normal course issuer bid. Under this program, the Bank is seeking to repurchase a maximum of 8.3 million common shares by January 22, 2007.

[1] Source: *Investor Economics Inc.*

Financial Objectives

	Objectives	Results 2nd quarter 2006	Results 1st six months 2006
Growth in diluted earnings per share excluding the reduction in the general allowance for credit risk and the gains on disposal of investments and activities	5% – 10%	14%	8%
Return on common shareholders' equity	16% – 18%	20.4%	20.2%
Tier 1 capital ratio	More than 8.5%	9.1%	9.1%
Dividend payout ratio	35% – 45%	37%	37%

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this quarterly report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

For more information:

Pierre Fitzgibbon
Senior Vice-President
Finance, Technology and Corporate Affairs
(514) 394-8610

Denis Dubé
Director
Public Relations
(514) 394-8644

Hélène Baril
Director
Investor Relations
(514) 394-0296

Management's Discussion and Analysis of Financial Condition and Operating Results

May 25, 2006 – *The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with Multilateral Instrument 51-102 respecting Continuous Disclosure Obligations of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements for the second quarter and the first six months of 2006. Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website at www.sedar.com and the Bank's website at www.nbc.ca.*

Analysis of Results

Consolidated Results

National Bank recorded net income of $214 million in the second quarter of fiscal 2006, up 6% from the $202 million recorded for the corresponding period of 2005. Excluding the reduction in the general allowance for credit risk in the second quarter of 2005 and the net gain on the sale of the shareholder management activities in the second quarter of 2006, the increase would have been 9%. The Bank's net income for the first six months of fiscal 2006 was $431 million, $10 million less than for the year-earlier period. Excluding the reduction in the general allowance for credit risk, the gain on the disposal of investments in South America and the net gain on the sale of the shareholder management activities in the first half of 2005 and 2006, net income increased $21 million, or 5%, year over year.

Diluted earnings per share amounted to $1.26 in the second quarter of 2006, up 10% from $1.15 for the same period of 2005. Excluding the reduction in the general allowance for credit risk in the first quarter of 2005 and the net gain on the sale of the shareholder management activities in the second quarter of 2006, diluted earnings per share increased 14%. Diluted earnings per share in the first half of 2006 were $2.52, unchanged from the first half of 2005. Excluding the reduction in the general allowance for credit risk, the gain on the disposal of investments in South America and the net gain on the sale of the shareholder management activities, diluted earnings per share grew 8% for the first six months.

Total Revenues

At $949 million, the Bank's total revenues rose 5.4% in the second quarter of 2006, as against $900 million in the second quarter of 2005. Personal and Commercial net interest income advanced $14 million, or 4.5%, to $328 million for the quarter, owing to higher volumes of consumer and business loans. While the spread on credit products narrowed from the second quarter of 2005 to the second quarter of 2006, the effect was partly offset by the wider spread on deposits.

Trading revenues totalled $86 million for the second quarter of 2006, up $11 million, owing primarily to commodity and currency trading. Gains on investment account securities climbed $11 million to $28 million in the second quarter of 2006.

Revenues from mutual funds and trust services, particularly Private Investment Management, climbed $14 million from the second quarter of 2005 to reach $83 million in the second quarter of 2006. Aside from these items, the increase in other income was attributable to lending fees and foreign exchange revenues, each of which rose $6 million. Securitization revenues, however, were $39 million this quarter, as against $47 million in the second quarter of 2005. Financial market fees amounted to $164 million in the second quarter of 2006, compared to $189 million in the year-earlier period when institutional brokerage activities were significantly higher.

Total revenues in the first half of 2006 grew 2.4%, reaching $1,928 million versus $1,883 million in the first half of 2005. Personal and Commercial net interest income advanced $28 million, or 4.4%, to $665 million. Trading revenues climbed $22 million to $179 million. Revenues from mutual funds and trust services, including Private Investment Management, rose $30 million from the first half of 2005 to $164 million in the first six months of 2006. Lending fees and foreign exchange revenues increased $10 million and $11 million, respectively, while securitization revenues amounted to $79 million, compared to $95 million for the same period in 2005. Financial market fees totalled $323 million in the first six months of 2006, as against $358 million in the first six months of 2005.

Operating Expenses

In the second quarter of 2006, operating expenses were $623 million, down $1 million from the year-earlier period. Salaries and staff benefits remained substantially the same for the comparison period. At 57%, the ratio of salaries and staff benefits to operating expenses also remained stable. The increase in regular salaries and pension plan costs during the second quarter of 2006 was offset by the decrease in variable compensation.

In the first half of 2006, operating expenses climbed $30 million to $1,267 million, owing to the $13 million growth in salaries and staff benefits. Technology expenses were up $8 million to $215 million, while other expenses, including professional fees, increased $9 million to $315 million.

Income Taxes

Income taxes for the second quarter of 2006 totalled $82 million, representing an effective tax rate of 27.0%, compared to $66 million and an effective tax rate of 24.0% for the year-earlier period. For the first half of 2006, income taxes amounted to $175 million, representing an effective tax rate of 28.1%, as against $173 million and an effective tax rate of 27.6% for the corresponding period of 2005.

Results by Segment

Personal and Commercial

Net income for the Personal and Commercial segment totalled $111 million for the second quarter of 2006, up 5.7% from the $105 million in net income earned in the corresponding quarter of 2005. Total revenues for the segment climbed 5.5% to $520 million. At Personal Banking, total revenues rose $21 million or 6.5% owing to growth of $3 billion in average asset volumes, attributable mainly to consumer loans, but also to residential

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

mortgages and credit card advances. The increase in revenues stemming from higher loan volumes was partly offset by a narrowing of the spread on these products. However, the spread on transaction deposits widened because of rising interest rates. Insurance revenues jumped 31%, at an annualized rate. Total revenues for Commercial Banking were up $6 million or 3.9% due to the increase in net interest income attributable to higher volumes of loans and acceptances and growth in foreign exchange revenues. While the spread narrowed slightly on Commercial Banking credit products, it widened on deposits. Operating expenses for the Personal and Commercial segment were $320 million for the second quarter of 2006, as against $311 million for the year-earlier period, for an increase of 2.9%. As a result, the efficiency ratio declined to 61.5% for the quarter from 63.1% for the second quarter of 2005. The segment provision for credit losses was increased by $7 million to $33 million.

For the first six months of fiscal 2006, the Personal and Commercial segment posted net income of $225 million, a 3.7% increase over the $217 million recorded for the same period of 2005. Total revenues for the segment rose 5.4% to $1,049 million on growth of $39 million or 6.0% at Personal Banking and $15 million or 4.4% at Commercial Banking. The efficiency ratio moved down to 61.6% in the first half of 2006 from 62.0% for the same period a year earlier.

Wealth Management

Net income for the Wealth Management segment totalled $42 million for the second quarter of 2006, compared to $30 million for the corresponding quarter of 2005, for an increase of 40%. The net gain realized on the sale of National Bank Trust's shareholder management activities during the quarter contributed $5 million to the increase in net income for the quarter. The segment's total revenues advanced 11% to $230 million for the second quarter of 2006. Almost all the business units in the segment saw increased activity. Operating expenses were up $5 million or 3% to $165 million for the quarter. With revenue growth outstripping expense growth, the efficiency ratio was reduced from 77.3% in the second quarter of 2005 to 71.7% this quarter.

For the first half of fiscal 2006, net income for the Wealth Management segment amounted to $80 million versus $56 million for the same period in 2005, for an increase of 43%. Total revenues for the segment rose by 11% to $444 million in the first six months of fiscal 2006. Operating expenses edged up barely $9 million or 3% to $320 million for the six-month period.

Financial Markets

For the quarter ended April 30, 2006, the Financial Markets segment posted net income of $59 million, down $2 million from the year-earlier period. Segment revenues fell $8 million to $237 million. Lower financial market fees were offset by higher gains on securities and trading revenues. Operating expenses for the quarter were $142 million, a decline of 5.3% from the $150 million recorded in the corresponding quarter of 2005, primarily owing to variable compensation. The provision for credit losses for the quarter stood at $1 million, compared to $2 million for the second quarter of 2005. For the first half of fiscal 2006, the segment's net income totalled $141 million, or $4 million more than the corresponding period of 2005.

Financial Market Revenues

(taxable equivalent basis [1]) (millions of dollars)	Q2 2006	Q2 2005
Trading revenues		
Equity	57	57
Interest rate	14	13
Commodity and foreign exchange	12	5
	83	**75**
Financial market fees	65	88
Gains on securities	31	14
Banking services	29	34
Other	29	34
Total	**237**	**245**

Other

The "Other" heading of segment results posted net income of $2 million for the second quarter of 2006, compared to $6 million for the same period a year earlier. For the first six months of 2006, the "Other" heading recorded a loss of $15 million, as against a gain of $31 million for the corresponding period of 2005. In the first half of 2005, the Bank recorded a $37 million pre-tax gain on the disposal of investments and reversed the general allowance for credit risk by $17 million.

Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, significant cash flow movement can be observed in certain activities, such as trading activities, and could impact several assets and liabilities such as trading account securities, securities sold short or securities sold under repurchase agreements.

For the second quarter of 2006, cash and cash equivalents were up $1.2 billion, compared to an increase of $2.3 billion for the second quarter of 2005. As at April 30, 2006, cash and cash equivalents totalled $9.6 billion versus $8.9 billion the previous year.

Operating activities required cash of $5.2 billion for the second quarter of 2006, mainly because of the increase in trading account securities. For the corresponding quarter of 2005, operating activities required cash of $3.9 billion for the same reason.

[1] Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. The use of the taxable equivalent basis is not in accordance with GAAP. Securities regulators require that companies caution readers that measures adjusted on a basis other than GAAP do not have standardized meanings under GAAP and may not be comparable to similar measures used by other companies. Please refer to Note 11 to the unaudited interim consolidated financial statements for the impact of the taxable equivalent adjustment to segment results.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Financing activities provided cash inflows of $5.2 billion, most of which was generated by higher deposits, particularly purchased funds. For the second quarter of 2005, the $5.1 billion rise in deposits and the $3.4 billion increase in obligations related to securities sold short accounted for $8.0 billion in cash inflows from financing activities.

Finally, cash inflows from investing activities were $1.2 billion in the second quarter of 2006. Investing activities in the corresponding quarter of 2005 required cash of $1.8 billion due to the $1.9 billion increase in loans.

Risk Management

Credit Risk

In the second quarter of 2006, the Bank recorded specific provisions for credit losses of $22 million, an increase of $4 million over the second quarter of 2005. As at April 30, 2006, gross impaired loans stood at $242 million compared to $260 million at the end of fiscal 2005. This decline was primarily due to the decrease in gross impaired real estate loans. The ratio of gross impaired loans to total adjusted capital and allowances was only 6.4%. As at April 30, 2006, allowances for credit losses exceeded gross impaired loans by $197 million versus $191 million as at October 31, 2005.

Market Risk—Trading Activities

The Value-at-Risk (VaR) simulation model is one of the main tools used to manage market risk in trading activities. The VaR measure is based on a 99% confidence level, which is an estimate of the maximum potential trading loss in 99 out of 100 days, which means that actual losses will probably exceed VaR on only one day out of 100. The computerized VaR calculation model is based on two years of historical data. Market risk management is discussed in more detail on page 61 of the 2005 Annual Report.

The table below entitled "Trading Activities" illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, equity price and commodity.

Balance Sheet

As at April 30, 2006, the Bank had assets of $111.2 billion, up $3.6 billion versus $107.6 billion at the end of fiscal 2005. Loans and acceptances were up $700 million. In addition, cash, deposits with financial institutions, securities and securities purchased under reverse repurchase agreements increased $3.4 billion. The table below presents the main portfolios.

Average monthly volumes (millions of dollars)	April 2006	October 2005	April 2005
Loans and acceptances*			
Residential mortgages	20,972	20,728	20,053
Consumer loans	9,049	8,283	7,354
Credit card receivables	1,716	1,707	1,646
SME loans	15,312	14,182	15,009
Corporate loans	3,558	3,216	2,741
	50,607	**48,116**	**46,803**
Deposits			
Personal (balance)	28,270	26,385	25,033
Off-balance sheet personal savings (balance)	68,636	63,262	60,239
Business	11,310	11,103	10,533

* including securitized assets

Residential mortgage loans rose steadily during the second quarter, with the average monthly volume reaching $21.0 billion as against $20.1 billion in the second quarter of 2005. Consumer loans climbed 23% to $9.0 billion, driven by volumes from secured lines of credit. The rise in credit card receivables, which were up 4.3% over the previous year to total $1.7 billion as at April 30, 2006, was attributable to increased consumer spending. Business loans continued to grow, with SME loans up $300 million year over year, representing an average volume of $15.3 billion as at April 30, 2006. Average volumes of corporate loans, for their part, rose $800 million to $3.6 billion.

Trading Activities [1]
(millions of dollars)

Global VaR by risk category	For the quarter ended April 30, 2006				For the quarter ended January 31, 2006			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(7.1)	(8.2)	(5.8)	(3.6)	(5.2)	(7.2)	(3.7)	(1.8)
Foreign exchange	(0.9)	(2.2)	(1.5)	(0.6)	(1.9)	(2.8)	(1.8)	(0.6)
Equity	(3.7)	(6.7)	(4.9)	(3.7)	(6.1)	(6.2)	(4.7)	(3.0)
Commodity	(1.4)	(1.4)	(0.9)	(0.7)	(1.6)	(2.3)	(1.2)	(0.5)
Correlation effect [2]	6.5	9.5	6.0	3.2	5.7	8.3	5.6	1.8
Global VaR	**(6.6)**	**(9.0)**	**(7.1)**	**(5.4)**	**(9.1)**	**(10.2)**	**(5.8)**	**(4.1)**

(1) Amounts are presented on a pre-tax basis and represent one-day VaR.

(2) The correlation effect is the result of the diversification of types of risk.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Personal deposits stood at $28.3 billion as at April 30, 2006, up $3.2 billion or 12.9% from the corresponding quarter of 2005, chiefly owing to deposits distributed by Altamira. Off-balance sheet personal savings administered by the Bank as at April 30, 2006 totalled $68.6 billion, an increase of $8.4 billion or 13.9% in a year. The rise was primarily attributable to savings administered by brokerage subsidiaries, with the remainder divided between Private Investment Management and mutual funds.

Accounting Policies and Estimates

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The reader is referred to Note 1 and Note 2a to the 2005 annual consolidated financial statements for more information on the significant accounting policies used to prepare the financial statements.

There have not been any changes to the Bank's significant accounting policies affecting the first half of 2006.

Details of significant future changes in accounting standards are presented in Note 2 to the interim consolidated financial statements.

The key assumptions and bases for estimates made by Management in accordance with GAAP and their impact on amounts presented in the interim consolidated financial statements and notes remain essentially unchanged from those described in the 2005 Annual Report.

Capital

Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements, stood at 9.1% and 12.2%, respectively, as at April 30, 2006 versus 9.6% and 12.8% as at October 31, 2005, including the $500 million debenture issued on November 2, 2005. During the quarter, the Bank repurchased 2.7 million common shares for a total of $168 million as part of its normal course issuer bid. Under the program, the Bank intends to repurchase a maximum of 8,278,000 common shares by January 22, 2007.

In addition, risk-weighted assets rose $1.8 billion or 3.8% since the start of the fiscal year mainly because of higher loan volumes.

Dividends

At its Meeting on May 25, 2006, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a 2 cents increase to 50 cents per common share, payable on August 1, 2006 to shareholders of record on June 22, 2006.

Additional Financial Information

(unaudited)
(millions of dollars except per share amounts)

	2006		2005				2004		2005	2004
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Total	Total
Total revenues	**$949**	$979	$931	$889	$900	$983	$892	$858	$3,703	$3,545
Net income	**214**	217	207	207	202	239	192	167	855	725
Earnings per share										
Basic	**1.29**	1.28	1.22	1.20	1.17	1.39	1.11	0.95	4.98	4.10
Diluted	**1.26**	1.26	1.20	1.18	1.15	1.37	1.09	0.94	4.90	4.05
Dividends per common share	**0.48**	0.48	0.44	0.44	0.42	0.42	0.38	0.38	1.72	1.42
Return on common shareholders' equity	**20.4%**	19.9%	19.4%	19.6%	19.9%	23.6%	19.7%	17.2%	20.7%	18.8%
Total assets	**$111,183**	$105,276	$107,598	$110,593	$99,917	$91,703	$88,497	$85,481		
Impaired loans, net	**111**	113	117	114	119	134	160	199		
Per common share										
Book value	**25.77**	25.72	25.39	24.70	24.19	23.97	22.87	22.30		
Stock trading range										
High	**65.60**	63.90	61.47	58.21	55.24	49.75	48.78	45.50		
Low	**61.35**	58.35	55.87	51.60	48.72	46.39	42.31	42.72		

Highlights

(unaudited)	Quarter ended April 30 2006	2005	% Change	Six months ended April 30 2006	2005	% Change
Operating results						
(millions of dollars)						
Total revenues	**$949**	$900	5	**$1,928**	$1,883	2
Net income	**214**	202	6	**431**	441	(2)
Return on common shareholders' equity	**20.4%**	19.9%		**20.2%**	21.8%	
Per common share						
Earnings - basic	**$1.29**	$1.17	10	**$2.57**	$2.56	-
Earnings - diluted	**1.26**	1.15	10	**2.52**	2.52	-
Dividends declared	**0.48**	0.42	14	**0.96**	0.84	14
Book value				**25.77**	24.19	7
Stock trading range						
High	**65.60**	55.24		**65.60**	55.24	
Low	**61.35**	48.72		**58.35**	46.39	
Close	**62.34**	52.41		**62.34**	52.41	

Financial position (millions of dollars)	April 30 2006	October 31 2005	
Total assets	**$111,183**	$107,598	3
Loans and acceptances	**51,099**	50,360	1
Deposits	**70,118**	61,977	13
Subordinated debentures and shareholders' equity	**6,171**	5,699	8
Capital ratios - BIS			
Tier 1	**9.1%**	9.6%	
Total	**12.2%**	12.8% [1]	
Impaired loans, net of specific and general allowances	**(197)**	(191)	
as a % of loans and acceptances	**(0.4)%**	(0.4)%	
Assets under administration/management	**228,946**	221,132	
Total personal savings	**96,906**	89,647	
Interest coverage	**14.38**	12.71	
Asset coverage	**3.58**	4.73	
Other information			
Number of employees	**16,955**	16,890	-
Number of branches in Canada	**455**	457	-
Number of banking machines	**802**	788	2

(1) Taking into account the issuance of $500 million of subordinated debentures on November 2, 2005.

Consolidated Statement of Income

(unaudited) (millions of dollars)	Quarter ended			Six months ended	
	April 30 2006	January 31 2006	April 30 2005	**April 30 2006**	April 30 2005
Interest income and dividends					
Loans	**627**	614	506	**1,241**	1,015
Securities	**260**	204	182	**464**	361
Deposits with financial institutions	**77**	58	46	**135**	74
	964	876	734	**1,840**	1,450
Interest expense					
Deposits	**447**	439	253	**886**	513
Subordinated debentures	**22**	24	28	**46**	54
Other	**194**	135	73	**329**	154
	663	598	354	**1,261**	721
Net interest income	**301**	278	380	**579**	729
Other income					
Financial market fees	**164**	159	189	**323**	358
Deposit and payment service charges	**52**	50	49	**102**	98
Trading revenues	**102**	166	2	**268**	86
Gains on investment account securities, net	**28**	42	17	**70**	94
Card service revenues	**14**	14	17	**28**	32
Lending fees	**63**	62	57	**125**	115
Acceptances, letters of credit and guarantee	**16**	16	15	**32**	31
Securitization revenues	**39**	40	47	**79**	95
Foreign exchange revenues	**24**	23	18	**47**	36
Trust services and mutual funds	**83**	81	69	**164**	134
Other	**63**	48	40	**111**	75
	648	701	520	**1,349**	1,154
Total revenues	**949**	979	900	**1,928**	1,883
Provision for credit losses	**22**	17	1	**39**	18
	927	962	899	**1,889**	1,865
Operating expenses					
Salaries and staff benefits	**358**	379	357	**737**	724
Occupancy	**33**	30	31	**63**	61
Technology	**105**	110	108	**215**	207
Communications	**19**	18	21	**37**	40
Professional fees	**32**	30	32	**62**	57
Other	**76**	77	75	**153**	148
	623	644	624	**1,267**	1,237
Income before income taxes and non-controlling interest	**304**	318	275	**622**	628
Income taxes	**82**	93	66	**175**	173
	222	225	209	**447**	455
Non-controlling interest	**8**	8	7	**16**	14
Net income	**214**	217	202	**431**	441
Dividends on preferred shares	**5**	6	7	**11**	13
Net income available to common shareholders	**209**	211	195	**420**	428
Number of common shares outstanding (thousands)					
Average - basic	**162,598**	164,903	167,327	**163,770**	167,513
Average - diluted	**165,552**	167,781	169,938	**166,685**	170,053
End of period	**161,882**	164,313	165,744	**161,882**	165744
Earnings per common share (dollars)					
Basic	**1.29**	1.28	1.17	**2.57**	2.56
Diluted	**1.26**	1.26	1.15	**2.52**	2.52
Dividends per common share (dollars)	**0.48**	0.48	0.42	**0.96**	0.84

Consolidated Balance Sheet

(unaudited) (millions of dollars)	April 30 2006	January 31 2006	October 31 2005	April 30 2005
ASSETS				
Cash	**226**	250	227	208
Deposits with financial institutions	**9,467**	9,234	10,087	9,089
Securities				
Investment account	**7,671**	7,129	6,716	6,815
Trading account	**28,839**	22,943	26,336	24,347
	36,510	30,072	33,052	31,162
Securities purchased under reverse repurchase agreements	**7,549**	7,980	7,023	6,843
Loans				
Residential mortgage	**14,889**	15,348	15,677	15,446
Personal and credit card	**10,687**	10,124	9,796	8,689
Business and government	**22,285**	22,749	22,096	19,896
	47,861	48,221	47,569	44,031
Allowance for credit losses	**(439)**	(454)	(451)	(485)
	47,422	47,767	47,118	43,546
Other				
Customers' liability under acceptances	**3,677**	3,468	3,242	2,902
Fair value of trading derivative financial instruments	**2,593**	2,634	2,390	2,618
Premises and equipment	**345**	350	355	343
Goodwill	**662**	662	662	662
Intangible assets	**177**	178	178	179
Other assets	**2,555**	2,681	3,264	2,365
	10,009	9,973	10,091	9,069
	111,183	105,276	107,598	99,917
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits				
Personal	**28,270**	27,103	26,385	25,033
Business and government	**30,930**	29,640	29,636	27,787
Deposit-taking institutions	**10,918**	8,177	5,956	8,926
	70,118	64,920	61,977	61,746
Other				
Acceptances	**3,677**	3,468	3,242	2,902
Obligations related to securities sold short	**15,094**	14,495	15,504	15,088
Securities sold under repurchase agreements	**7,541**	7,840	12,915	6,885
Fair value of trading derivative financial instruments	**1,997**	2,060	1,846	2,213
Other liabilities	**6,068**	5,788	5,928	4,301
	34,377	33,651	39,435	31,389
Subordinated debentures	**1,599**	1,600	1,102	1,770
Non-controlling interest	**517**	479	487	427
Shareholders' equity				
Preferred shares	**400**	400	400	575
Common shares	**1,558**	1,573	1,565	1,552
Contributed surplus	**17**	15	13	10
Unrealized foreign currency translation adjustments	**(77)**	(49)	(26)	(1)
Retained earnings	**2,674**	2,687	2,645	2,449
	4,572	4,626	4,597	4,585
	111,183	105,276	107,598	99,917

Consolidated Statement of Changes in Shareholders' Equity

(unaudited)
(millions of dollars)

	Six months ended April 30	
	2006	2005
Preferred shares at beginning	**400**	375
Issuance of preferred shares, Series 16	**–**	200
Preferred shares at end	**400**	575
Common shares at beginning	**1,565**	1,545
Issuance of common shares		
Dividend Reinvestment and Share Purchase Plan	**7**	6
Stock Option Plan	**29**	28
Repurchase of common shares for cancellation (Note 8)	**(43)**	(26)
Impact of shares acquired or sold for trading purposes	**–**	(1)
Common shares at end	**1,558**	1,552
Contributed surplus at beginning	**13**	7
Stock option expense (Note 9)	**4**	3
Contributed surplus at end	**17**	10
Unrealized foreign currency translation adjustments at beginning	**(26)**	(10)
Gains (losses) on foreign exchange operations with a functional currency other than the Canadian dollar, net of income taxes	**(51)**	9
Unrealized foreign currency translation adjustments at end	**(77)**	(1)
Retained earnings at beginning	**2,645**	2,287
Net income	**431**	441
Impact of initial adoption of AcG-15 "Consolidation of Variable Interest Entities"	**–**	6
Dividends		
Preferred shares	**(11)**	(13)
Common shares	**(158)**	(141)
Premium paid on common shares repurchased for cancellation (Note 8)	**(232)**	(123)
Share issuance and other expenses, net of income taxes	**(1)**	(8)
Retained earnings at end	**2,674**	2,449
Shareholders' equity	**4,572**	4,585

Consolidated Statement of Cash Flows

(unaudited)
(millions of dollars)

	Quarter ended April 30		Six months ended April 30	
	2006	2005	**2006**	2005
Cash flows from operating activities				
Net income	**214**	202	**431**	441
Adjustments for:				
Provision for credit losses	**22**	1	**39**	18
Amortization of premises and equipment	**16**	15	**32**	30
Future income taxes	**-**	1	**4**	(29)
Translation adjustment on foreign currency subordinated debentures	**(1)**	6	**(3)**	12
Gains on sale of investment account securities, net	**(28)**	(17)	**(70)**	(94)
Gains on asset securitization and other transfers of receivables, net	**(20)**	(30)	**(42)**	(55)
Stock option expense	**2**	2	**4**	3
Change in interest payable	**15**	(4)	**98**	12
Change in interest and dividends receivable	**(17)**	(24)	**54**	(24)
Change in income taxes payable	**20**	(18)	**68**	28
Change in net fair value amounts of trading derivative financial instruments	**(22)**	(112)	**(52)**	(56)
Change in trading account securities	**(5,896)**	(4,069)	**(2,503)**	(3,786)
Change in other items	**445**	173	**690**	(1,313)
	(5,250)	(3,874)	**(1,250)**	(4,813)
Cash flows from financing activities				
Change in deposits	**5,198**	5,086	**8,141**	8,314
Issuance of subordinated debentures	**-**	-	**500**	350
Issuance of common shares	**11**	15	**36**	33
Issuance of preferred shares	**-**	200	**-**	200
Repurchase of common shares for cancellation	**(168)**	(149)	**(275)**	(149)
Dividends paid on common shares	**(80)**	(141)	**(153)**	(205)
Dividends paid on preferred shares	**(5)**	(6)	**(11)**	(12)
Change in obligations related to securities sold short	**599**	3,417	**(410)**	4,884
Change in securities sold under repurchase agreements	**(299)**	(384)	**(5,374)**	(1,297)
Change in other items	**(26)**	(9)	**(49)**	5
	5,230	8,029	**2,405**	12,123
Cash flows from investing activities				
Change in deposits with financial institutions pledged as collateral	**1,005**	66	**3,940**	61
Change in loans	**(295)**	(1,943)	**(1,521)**	(3,335)
Proceeds from securitization of assets and other transfers of receivables	**618**	1,190	**1,178**	1,769
Maturity of securitized assets	**-**	(500)	**-**	(500)
Purchases of investment account securities	**(33,951)**	(6,701)	**(56,719)**	(11,992)
Sales of investment account securities	**33,437**	7,349	**55,834**	12,769
Change in securities purchased under reverse repurchase agreements	**431**	(1,277)	**(526)**	(2,347)
Consolidation of assets in accordance with AcG-15	**-**	-	**-**	(132)
Net acquisitions of premises and equipment	**(11)**	(12)	**(22)**	(22)
	1,234	(1,828)	**2,164**	(3,729)
Increase in cash and cash equivalents	**1,214**	2,327	**3,319**	3,581
Cash and cash equivalents at beginning	**8,381**	6,587	**6,276**	5,333
Cash and cash equivalents at end	**9,595**	8,914	**9,595**	8,914
Cash and cash equivalents				
Cash	**226**	208	**226**	208
Deposits with financial institutions	**9,467**	9,089	**9,467**	9,089
Less: Amount pledged as collateral	**(98)**	(383)	**(98)**	(383)
	9,595	8,914	**9,595**	8,914
Supplementary information				
Interest paid	**648**	358	**1,163**	709
Income taxes paid	**42**	85	**75**	136

Notes to the Consolidated Financial Statements

(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2005. Certain comparative figures have been reclassified to comply with the presentation adopted in fiscal 2006.

1. Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2005.

2. Recent Accounting Standards Pending Adoption

Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income

In January 2005, the Canadian Institute of Chartered Accountants (CICA) issued three new standards: "Financial Instruments – Recognition and Measurement," "Hedges" and "Comprehensive Income." The main consequences of implementing these standards are described below.

All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheet, except for items classified in the following categories, which will be carried at amortized cost: loans and receivables, held-to-maturity securities and financial liabilities not held for trading. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will be recorded in the Consolidated Statement of Income. Unrealized gains and losses on financial assets that are available for sale will be reported in Other comprehensive income until realized, at which time they will be recorded in the Consolidated Statement of Income. All derivatives, including embedded derivatives that must be accounted for separately, will be recorded at fair value in the Consolidated Balance Sheet.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged will be recognized in the Consolidated Statement of Income. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments will be recorded in Other comprehensive income until the hedged items are recognized in the Consolidated Statement of Income.

Other comprehensive income, which comprises the above items as well as unrealized exchange gains and losses on self-sustaining foreign operations (net of hedging activities), will be included as a separate component of the Consolidated Statement of Changes in Shareholders' Equity. A new statement entitled "Statement of Comprehensive Income" will be added to the Bank's consolidated financial statements.

These new standards will apply to the Bank effective November 1, 2006. The impact of implementing these new standards on the Bank's consolidated financial statements cannot yet be determined as it is dependent on the Bank's unsettled positions and hedging strategies and on market volatility at the time of transition.

3. Transfers of Receivables

Securitization transactions

CMHC-guaranteed mortgage loans and credit card receivables

The Bank securitizes guaranteed residential mortgage loans through the creation of mortgage-backed securities. The Bank also sells credit card receivables on a revolving basis to a trust. The pre-tax gain or loss from securitization transactions, net of transaction fees, is recognized in the Consolidated Statement of Income under "Securitization revenues."

Securitization operations for the quarter ended:	April 30, 2006	January 31, 2006	April 30, 2005	
	Mortgage loans	Mortgage loans	Mortgage loans	Credit card receivables
Net cash proceeds	**618**	419	307	795
Retained interests	**17**	13	13	21
Retained servicing liability	**(4)**	(2)	(2)	(4)
	631	430	318	812
Receivables securitized and sold	**626**	425	309	800
Gain before income taxes, net of transaction fees	**5**	5	9	12
Mortgage-backed securities created and retained included in the item "Securities – investment account"	**278**	275	140	-

Securitization operations for the six months ended:	April 30, 2006	April 30, 2005	
	Mortgage loans	Mortgage loans	Credit card receivables
Net cash proceeds	**1,037**	799	795
Retained interests	**30**	37	21
Retained servicing liability	**(6)**	(5)	(4)
	1,061	831	812
Receivables securitized and sold	**1,051**	803	800
Gain before income taxes, net of transaction fees	**10**	28	12
Mortgage-backed securities created and retained included in the item "Securities – investment account"	**553**	140	-

The key assumptions used to measure the fair value of retained interests at the securitization date for transactions carried out during the quarter ended April 30, 2006 were as follows:

Guaranteed mortgage loans – Key assumptions	2006
Weighted average term (months)	**27.2**
Prepayment rate	**20.0%**
Excess spread, net of credit losses	**1.2%**
Expected credit losses	**-**
Discount rate	**4.0%**

Notes to the Consolidated Financial Statements (cont.)

(unaudited) (millions of dollars)

Other transfers

The Bank sells insured and uninsured mortgage loans to a mutual fund administered by the Bank. The pre-tax gain or loss is carried in the Consolidated Statement of Income under "Other income – Other." The following table summarizes the other transfers carried out by the Bank:

	Quarter ended			Six months ended	
	April 30, 2006	January 31, 2006	April 30, 2005	**April 30, 2006**	April 30, 2005
Net cash proceeds	**–**	141	88	**141**	173
Insured and uninsured mortgage loans sold	**–**	140	90	**140**	176
Gain (loss) before income taxes	**–**	1	(2)	**1**	(3)

4. Loans and Impaired Loans

		Impaired loans		
	Gross amount	Gross	Specific allowances	Net balance
April 30, 2006				
Residential mortgage	**14,889**	**10**	**2**	**8**
Personal and credit card	**10,687**	**36**	**17**	**19**
Business and government	**22,285**	**196**	**112**	**84**
	47,861	**242**	**131**	**111**
General allowance [1]				**(308)**
Impaired loans, net of specific and general allowances				**(197)**
October 31, 2005				
Residential mortgage	15,677	10	2	8
Personal and credit card	9,796	35	18	17
Business and government	22,096	215	123	92
	47,569	260	143	117
General allowance [1]				(308)
Impaired loans, net of specific and general allowances				(191)

(1) The general allowance for credit risk was created taking into account the Bank's credit in its entirety.

5. Allowance for Credit Losses

The changes made to allowances are as follows:

				Six months ended	
	Specific allowances	Allocated general allowance	Unallocated general allowance	**April 30 2006**	April 30 2005
Allowances at beginning	143	241	67	**451**	578
Provision for credit losses	39	(6)	6	**39**	18
Write-offs	(84)	–	–	**(84)**	(134)
Recoveries	33	–	–	**33**	23
Allowances at end	131	235	73	**439**	485

6. Subordinated Debentures

On November 2, 2005, the Bank issued $500 million of subordinated debentures that mature in 2020. Interest at the annual rate of 4.70% is payable semi-annually on May 2 and November 2 of each year.

7. Pension and Other Employee Future Benefits

	Quarter ended			Six months ended	
	April 30 2006	January 31 2006	April 30 2005	**April 30 2006**	April 30 2005
Pension benefit expense	**15**	15	12	**30**	25
Other employee future benefit expense	**2**	3	2	**5**	2

Notes to the Consolidated Financial Statements (cont.)

(unaudited) (millions of dollars)

8. Capital Stock

Shares outstanding and dividends	Shares			Dividends
	Number of shares	$	$	per share
First preferred shares				
Series 15	8,000,000	200	6	0.3656
Series 16	8,000,000	200	5	0.3031
	16,000,000	400	11	
Common shares	161,881,773	1,558	158	0.4800
		1,958	169	

Repurchase of common shares

On January 23, 2006, the Bank commenced a normal course issuer bid to repurchase, for cancellation, up to 8,278,000 common shares over a 12-month period ending no later than January 22, 2007. Repurchases are made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares are charged to retained earnings. As at April 30, 2006, the Bank had repurchased 2,700,820 common shares at a cost of $169 million, which reduced common share capital by $26 million and retained earnings by $143 million.

On January 13, 2005, the Bank commenced a normal course issuer bid to repurchase, for cancellation, up to 8,400,000 common shares over a 12-month period ended January 12, 2006. Repurchases are made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares are charged to retained earnings. During the period ended April 30, 2006, the Bank repurchased 1,771,600 common shares at a cost of $106 million, which reduced common share capital by $17 million and retained earnings by $89 million.

9. Stock-Based Compensation

Stock Option Plan

On December 7, 2005, the Bank awarded 943,200 stock options at an exercise price of $61.44 and with an expiry date of December 6, 2015. The fair value of these options on the award date, estimated using the Black-Scholes model, was $12.81. The following assumptions were used: i) a risk-free interest rate of 4.18%, ii) an expected life of the options of 6 years, iii) an expected volatility of 24%, and iv) an expected dividend yield of 5.00%.

As at April 30, 2006, a total of 5,574,542 stock options were outstanding.

Stock Appreciation Rights (SAR) Plan

In December 2005, the Bank awarded 5,400 SARs. As at April 30, 2006, a total of 322,075 SARs were outstanding.

Deferred Stock Unit (DSU) Plan for Officers

In December 2005, the Bank awarded 32,911 DSUs. As at April 30, 2006, a total of 124,934 DSUs for officers were outstanding.

Restricted Stock Unit Plan (RSU)

In December 2005, the Bank awarded 41,073 RSUs. As at April 30, 2006, a total of 91,904 RSUs were outstanding.

10. Subsequent Event

Subsequent to quarter-end, the Bank announced that NBC Capital Trust (the "Trust"), an open-end trust established under the laws of Ontario, had filed a preliminary prospectus with the various securities commissions across Canada relating to the offering of Trust Capital Securities – Series 1 ("NBC CapS – Series 1"). The proceeds from the issue of NBC CapS – Series 1 will be used by the Trust to purchase a senior deposit note from the Bank.

The Trust is a variable interest entity under CICA Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG-15). The Bank will not consolidate the Trust since the Bank is not the primary beneficiary; therefore, the NBC CapS – Series 1 issued by the Trust will not be reported on the Bank's Consolidated Balance Sheet, but the senior deposit note will be reported in Liabilities - Deposits.

The Bank expects that the NBC CapS –Series 1 will qualify as innovative Tier 1 Capital of the Bank for regulatory purposes. Subject to customary closing conditions, including the receipt of regulatory approvals, this transaction is expected to close in the third quarter of 2006.

Notes to the Consolidated Financial Statements (cont.)

(unaudited) (millions of dollars)

11. Segment Disclosures

Quarter ended April 30

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Net interest income [1]	328	314	30	25	15	103	(72)	(62)	301	380
Other income [1]	192	179	200	182	222	142	34	17	648	520
Total revenues	520	493	230	207	237	245	(38)	(45)	949	900
Operating expenses	320	311	165	160	142	150	(4)	3	623	624
Contribution	200	182	65	47	95	95	(34)	(48)	326	276
Provision for credit losses	33	26	–	–	1	2	(12)	(27)	22	1
Income before income taxes and non-controlling interest	167	156	65	47	94	93	(22)	(21)	304	275
Income taxes [1]	56	51	22	16	33	31	(29)	(32)	82	66
Non-controlling interest	–	–	1	1	2	1	5	5	8	7
Net income (net loss)	111	105	42	30	59	61	2	6	214	202
Average assets	47,100	43,338	973	917	66,892	48,432	(9,577)	(5,715)	105,388	86,972

Six months ended April 30

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Net interest income [2]	665	637	59	48	1	161	(146)	(117)	579	729
Other income [2]	384	358	385	351	513	356	67	89	1,349	1,154
Total revenues	1,049	995	444	399	514	517	(79)	(28)	1,928	1,883
Operating expenses	646	617	320	311	293	304	8	5	1,267	1,237
Contribution	403	378	124	88	221	213	(87)	(33)	661	646
Provision for credit losses	64	53	–	–	2	4	(27)	(39)	39	18
Income before income taxes and non-controlling interest	339	325	124	88	219	209	(60)	6	622	628
Income taxes [2]	114	108	41	30	74	71	(54)	(36)	175	173
Non-controlling interest	–	–	3	2	4	1	9	11	16	14
Net income (net loss)	225	217	80	56	141	137	(15)	31	431	441
Average assets	46,657	42,852	944	886	65,619	46,332	(8,746)	(5,557)	104,474	84,513

Personal and Commercial
The Personal and Commercial segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

Wealth Management
The Wealth Management segment comprises full-service retail brokerage, direct brokerage, mutual funds, trust services and portfolio management.

Financial Markets
The Financial Markets segment encompasses corporate financing and lending, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

Other
The Other heading comprises securitization operations, certain non-recurring items and the unallocated portion of centralized services.

Taxable equivalent

(1) The accounting policies are the same as those described in the note on accounting policies (Note 1), with the exception of the net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. For all of the operating segments, net interest income was grossed up by $17 million ($23 million in 2005) and other income by $13 million ($15 million in 2005). An equal amount was added to income taxes. The impact of these adjustments is reversed under the "Other" heading.

(2) For the six months ended April 30, 2006, net interest income was grossed up by $36 million ($39 million in 2005) and other income by $14 million ($16 million in 2005). An equivalent amount was added to income taxes. The impact of these increases is reversed under the "Other" heading.

www.nbc.ca

Economic Commentary

For a more detailed analysis and up-to-date information on the state of the global and local economies, we invite you to consult the following National Bank economic publications:

Economic and Financial Outlook: A complete survey of the economic outlook in North America and abroad, the provincial economies, and financial markets and sectors. Published twice a year.

Monthly Economic Monitor: An overview of recent economic developments in Canada, the United States and around the world, with an update of our economic forecast.

Economic Weekly: A weekly analysis of current economic issues along with the latest figures for selected indicators of foreign, North American and provincial economies, and commodity prices.

These publications are available on the Bank's website at **www.nbc.ca** under Economic Analysis in the menu on the right-hand side of the screen.

News Bites

Personal Banking

Strategy-5, a new mortgage solution
As part of its mortgage campaign, National Bank launched the *Strategy-5*, a new five-year mortgage solution. With a 1.50% rate discount the first year and 0.30% off the regular rate the following four years, it's one of the best mortgage offers on the market.

S&P/TSX Income Trust Index™ Note
In March, National Bank launched its S&P/TSX Income Trust Index™ Note, an investment solution that combines full principal protection with an unlimited potential return over an 8-year term.

RRSP solutions: National Bank All-In-One
During its RRSP campaign, National Bank proposed the All-In-One as an innovative solution for managing personal finances. The new multi-account concept makes it easier for clients to manage their projects and even finance their RRSP investments.

SMART Note
National Bank has launched the third series of its SMART Note, a solution that offers complete principal protection and an unlimited return potential at the end of the 7-year term. It contains the asset classes needed for optimal diversification of returns, enabling investors to capitalize on stock, bond, currency and commodities markets.

Partnership agreement with IPC
Investment Planning Counsel Inc. (IPC) and National Bank have signed an agreement to provide National Bank RRSP loan solutions to IPC clients all across Canada.

Computershare
Computershare has acquired the share ownership management services of National Bank Trust, a subsidiary of the Bank. Under the agreement, Computershare has acquired all the security transfer services and employee share ownership plans as well as a portion of National Bank Trust's corporate trust services.

Commercial Banking

Group insurance in Quebec
National Bank Insurance wants to become a key player in the Quebec group insurance market where it has been present for two years through an outsourcing agreement. It now has its own team of specialists who can offer companies group life, disability, health and dental insurance solutions.

The SMEs of the National Bank
In April, the Bank kicked off its 13th annual recognition program "The SMEs of the National Bank," which gives the Bank's commercial clients the opportunity to distinguish themselves in the business community and raise their visibility.

Events

Annual Meeting of Shareholders
The Annual Meeting of Shareholders of the Bank was held on March 8. Réal Raymond, President and Chief Executive Officer, tied the Bank's success to the balance it has achieved between shareholder return, its diversified service offering, the engagement and competency of its personnel and its commitment to the community.

Financial Markets

Canadian Financial Services Conference
On March 29, Réal Raymond, President and Chief Executive Officer of National Bank, addressed the National Bank Financial Canadian Financial Services Conference, an event attended by more than 60 portfolio managers. Mr. Raymond recapped the key factors of the Bank's success for the future: its ability to pursue its growth strategy in Quebec and its initiatives in specialized niche markets in Canada through partnerships, financial services and Altamira.

Community

Active in the community, National Bank donates several millions of dollars each year to hundreds of Canadian health, education, community outreach and cultural organizations. Here are some of the donations and commitments the Bank has made since February 1:

- Donation of $50,000 to the University of Ottawa Heart Institute. The Institute will use the Bank's contribution to improve the quality of life of cardiac patients and advance research into heart disease.
- Donation of $256,905 to the Quebec Breast Cancer Foundation through its Allure MasterCard. Launched last spring, the Allure card enables cardholders to directly support the activities of the Foundation. National Bank makes a charitable donation to the Foundation equal to a percentage of all cardholder purchases.
- As part of the 14th annual National Bank Bursary program, organized in cooperation with the Quebec Foundation for Athletic Excellence, Réal Raymond, President and Chief Executive Officer, and Sylvie Roy, Vice-President - Marketing and Public Affairs, revealed the names of the 30 athletes who would receive up to $3,000 each in financial support, for a total of $70,500.
- National Bank published its *2005 Social Responsibility Report*, in which it presents its commitment to the community and the many activities it undertakes to meet the needs of its clients, employees and shareholders. The Report is available on the Bank's website at www.nbc.ca and can also be obtained by calling TelNat at 1-888-4TELNAT or (514) 394-5555.
- Donation of close to $275,000 to the Quebec Breakfast Club, which began selling piggy banks through National Bank branches in November as a new fundraising activity. The activity was a huge success, with nearly 94,000 piggy banks sold.
- For the 4th consecutive year, the Bank helped support *Défi sportif*, now in its 23rd year. In addition to being a partner of the event, the Bank had the pleasure of awarding bursaries to the National Bank Champions in recognition of their hard work, talent and commitment to promoting their sport.
- For many years, National Bank has encouraged its employees to become involved in the community. It was therefore proud to honour Pierre M. Houle, a Bank employee, with the "André Bérard Award" for his volunteer work with *La Rose Bleue*, an association that assists people with intellectual or sensory difficulties. As part of the award, *La Rose Bleue* received a $5,000 donation from the Bank.
- The Bank contributed more than $1 million to the *Quartier international de Montréal* (QIM) to support the city's cultural development and promote its international profile. The Bank is the principal partner of the QIM's cultural corridor projects and the Victoria Square concourse.

Awards, Distinctions and Public Honours

150 most admired companies in Quebec
National Bank was pleased to be listed once again among the 150 most admired companies in Quebec, according to a Léger Marketing survey conducted for French-language business magazine *Commerce*. The survey results, published in the March issue, revealed that National Bank had maintained its 48th place standing from 2005, and its second place ranking among the financial institutions most admired by Quebecers.

NBDB: best direct brokerage service
For the second consecutive year, National Bank Direct Brokerage (NBDB) received the Dalbar award for best direct brokerage service owing to the quality of its client service throughout 2005.

Financial personalities of the year
In February, French-language business newspaper *Finance et Investissement* published its list of most influential Quebec financial personalities of the year, which included three Bank officers: Réal Raymond, President and Chief Executive Officer, Louis Vachon, Chairman of the Board and Chief Executive Officer of National Bank Financial Group and Chairman of Natcan Investment Management, as well as Charles Guay, President and Chief Executive Officer, National Bank Securities and Altamira.

Réal Raymond, personality of the week
In its March 12 issue, *La Presse* named Réal Raymond, President and Chief Executive Officer, its personality of the week mainly in recognition of the Bank's record of having consistently outperformed the other major Canadian banks over the past five years.

NATIONAL BANK OF CANADA

Head Office

600 de La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca

National Bank of Canada
Information for Shareholders and Investors

Investor Relations
Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.
600 de La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-0296
Fax: (514) 394-6196
E-mail: **investorrelations@nbc.ca**
Website: **www.nbc.ca/investorrelations**

Public Relations
600 de La Gauchetière West, 10th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-8644
Fax: (514) 394-6258

Website: **www.nbc.ca**
General inquiries: **telnat@nbc.ca**

Quarterly report publication dates for fiscal 2005-2006
Third quarter: August 31, 2006
Fourth quarter: November 30, 2006

DISCLOSURE OF 2nd QUARTER 2006 RESULTS

Conference call
- A conference call for analysts and institutional investors will be held on **May 25, 2006 at 1:00 p.m. EDT.**
- Access by telephone in listen-only mode: **1-866-898-9626** or **(416) 340-2216**
- A recording of the conference call can be heard until June 1, 2006 by calling **1-800-408-3053** or **(416) 695-5800**. The access code is **3185725#.**

Webcast
- The conference call will be webcast live at **www.nbc.ca/investorrelations.**
- A recording of the webcast will also be available on the Internet after the call.

Financial Documents
- The quarterly financial statements are available at all times on National Bank's website at **www.nbc.ca/investorrelations.**
- The Report to Shareholders, Supplementary Financial Information and a slide presentation will be available on the Investor Relations page of National Bank's website shortly before the start of the conference call.

Transfer Agent and Registrar
For information about stock transfers, address changes, dividends, lost certificates, tax forms and estate transfers, shareholders are requested to contact the transfer agent, Computershare Trust Company of Canada, at the address or telephone numbers below.

Computershare Trust Company of Canada
Share Ownership Management
1100 University, 12th Floor
Montreal, Quebec H3B 2G7
Telephone: (514) 871-7171
1-800-341-1419
Fax: (514) 871-7442
E-mail: **clientele@tbn.bnc.ca**

Direct Deposit Service for Dividends
Shareholders may elect to have their dividend payments deposited directly via electronic funds transfer to their bank account at any financial institution that is a member of the Canadian Payments Association. To do so, they must send a written request to the Transfer Agent, Computershare Trust Company of Canada.

Dividend Reinvestment and Share Purchase Plan
National Bank offers holders of its common shares a Dividend Reinvestment and Share Purchase Plan through which they can invest in common shares of the Bank without paying a commission or administration fee. Participants in the Plan may acquire shares by reinvesting cash dividends paid on shares they hold or by making optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter. For additional information, please contact the Registrar, Computershare Trust Company of Canada, at 1-800-341-1419 or (514) 871-7171.

www.nbc.ca/investorrelations

National Bank of Canada is committed to protecting the environment.


certified


processed chlorine-free


100% post-consumer


recyclable


permanent archival


BIO GAS
bio gas energy

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND OPERATING RESULTS

May 25, 2006 — *The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with Multilateral Instrument 51-102 respecting Continuous Disclosure Obligations of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements for the second quarter and the first six months of 2006. Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website at www.sedar.com and the Bank's website at www.nbc.ca.*

Analysis of Results

Consolidated Results

National Bank recorded net income of $214 million in the second quarter of fiscal 2006, up 6% from the $202 million recorded for the corresponding period of 2005. Excluding the reduction in the general allowance for credit risk in the second quarter of 2005 and the net gain on the sale of the shareholder management activities in the second quarter of 2006, the increase would have been 9%. The Bank's net income for the first six months of fiscal 2006 was $431 million, $10 million less than for the year-earlier period. Excluding the reduction in the general allowance for credit risk, the gain on the disposal of investments in South America and the net gain on the sale of the shareholder management activities in the first half of 2005 and 2006, net income increased $21 million, or 5%, year over year.

Diluted earnings per share amounted to $1.26 in the second quarter of 2006, up 10% from $1.15 for the same period of 2005. Excluding the reduction in the general allowance for credit risk in the first quarter of 2005 and the net gain on the sale of the shareholder management activities in the second quarter of 2006, diluted earnings per share increased 14%. Diluted earnings per share in the first half of 2006 were $2.52, unchanged from the first half of 2005. Excluding the reduction in the general allowance for credit risk, the gain on the disposal of investments in South America and the net gain on the sale of the shareholder management activities, diluted earnings per share grew 8% for the first six months.

Total Revenues

At $949 million, the Bank's total revenues rose 5.4% in the second quarter of 2006, as against $900 million in the second quarter of 2005. Personal and Commercial net interest income advanced $14 million, or 4.5%, to $328 million for the quarter, owing to higher volumes of consumer and business loans. While the spread on credit products narrowed from the second quarter of 2005 to the second quarter of 2006, the effect was partly offset by the wider spread on deposits.

Trading revenues totaled $86 million for the second quarter of 2006, up $11 million, owing primarily to commodity and currency trading. Gains on investment account securities climbed $11 million to $28 million in the second quarter of 2006.

Revenues from mutual funds and trust services, particularly Private Investment Management, climbed $14 million from the second quarter of 2005 to reach $83 million in the second quarter of 2006. Aside from these items, the increase in other income was attributable to lending fees and foreign exchange revenues, each of which rose $6 million. Securitization revenues, however, were $39 million this quarter, as against $47 million in the second quarter of 2005. Financial market fees amounted to $164 million in the second quarter of 2006, compared to $189 million in the year-earlier period when institutional brokerage activities were significantly higher.

Total revenues in the first half of 2006 grew 2.4%, reaching $1,928 million versus $1,883 million in the first half of 2005. Personal and Commercial net interest income advanced $28 million, or 4.4%, to $665 million. Trading revenues climbed $22 million to $179 million. Revenues from mutual funds and trust services, including Private Investment Management, rose $30 million from the first half of 2005 to $164 million in the first six months of 2006.

Lending fees and foreign exchange revenues increased $10 million and $11 million, respectively, while securitization revenues amounted to $79 million, compared to $95 million for the same period in 2005. Financial market fees totaled $323 million in the first six months of 2006, as against $358 million in the first six months of 2005.

Operating Expenses
In the second quarter of 2006, operating expenses were $623 million, down $1 million from the year-earlier period. Salaries and staff benefits remained substantially the same for the comparison period. At 57%, the ratio of salaries and staff benefits to operating expenses also remained stable. The increase in regular salaries and pension plan costs during the second quarter of 2006 was offset by the decrease in variable compensation.

In the first half of 2006, operating expenses climbed $30 million to $1,267 million, owing to the $13 million growth in salaries and staff benefits. Technology expenses were up $8 million to $215 million, while other expenses, including professional fees, increased $9 million to $315 million.

Income Taxes
Income taxes for the second quarter of 2006 totaled $82 million, representing an effective tax rate of 27.0%, compared to $66 million and an effective tax rate of 24.0% for the year-earlier period. For the first half of 2006, income taxes amounted to $175 million, representing an effective tax rate of 28.1%, as against $173 million and an effective tax rate of 27.6% for the corresponding period of 2005.

Results by Segment

Personal and Commercial

Net income for the Personal and Commercial segment totaled $111 million for the second quarter of 2006, up 5.7% from the $105 million in net income earned in the corresponding quarter of 2005. Total revenues for the segment climbed 5.5% to $520 million. At Personal Banking, total revenues rose $21 million or 6.5% owing to growth of $3 billion in average asset volumes, attributable mainly to consumer loans, but also to residential mortgages and credit card advances. The increase in revenues stemming from higher loan volumes was partly offset by a narrowing of the spread on these products. However, the spread on transaction deposits widened because of rising interest rates. Insurance revenues jumped 31%, at an annualized rate. Total revenues for Commercial Banking were up $6 million or 3.9% due to the increase in net interest income attributable to higher volumes of loans and acceptances and growth in foreign exchange revenues. While the spread narrowed slightly on Commercial Banking credit products, it widened on deposits. Operating expenses for the Personal and Commercial segment were $320 million for the second quarter of 2006, as against $311 million for the year-earlier period, for an increase of 2.9%. As a result, the efficiency ratio declined to 61.5% for the quarter from 63.1% for the second quarter of 2005. The segment provision for credit losses was increased by $7 million to $33 million.

For the first six months of fiscal 2006, the Personal and Commercial segment posted net income of $225 million, a 3.7% increase over the $217 million recorded for the same period of 2005. Total revenues for the segment rose 5.4% to $1,049 million on growth of $39 million or 6.0% at Personal Banking and $15 million or 4.4% at Commercial Banking. The efficiency ratio moved down to 61.6% in the first half of 2006 from 62.0% for the same period a year earlier.

Wealth Management

Net income for the Wealth Management segment totaled $42 million for the second quarter of 2006, compared to $30 million for the corresponding quarter of 2005, for an increase of 40%. The net gain realized on the sale of National Bank Trust's shareholder management activities during the quarter contributed $5 million to the increase in net income for the quarter. The segment's total revenues advanced 11% to $230 million for the second quarter of 2006. Almost all the business units in the segment saw increased activity. Operating expenses were up $5 million or 3% to $165 million for the quarter. With revenue growth outstripping expense growth, the efficiency ratio was reduced from 77.3% in the second quarter of 2005 to 71.7% this quarter.

For the first half of fiscal 2006, net income for the Wealth Management segment amounted to $80 million versus $56 million for the same period in 2005, for an increase of 43%. Total revenues for the segment rose by 11% to $444 million in the first six months of fiscal 2006. Operating expenses edged up barely $9 million or 3% to $320 million for the six-month period.

Financial Markets

For the quarter ended April 30, 2006, the Financial Markets segment posted net income of $59 million, down $2 million from the year-earlier period. Segment revenues fell $8 million to $237 million. Lower financial market fees were offset by higher gains on securities and trading revenues. Operating expenses for the quarter were $142 million, a decline of 5.3% from the $150 million recorded in the corresponding quarter of 2005, primarily owing to variable compensation. The provision for credit losses for the quarter stood at $1 million, compared to $2 million for the second quarter of 2005. For the first half of fiscal 2006, the segment's net income totaled $141 million, or $4 million more than the corresponding period of 2005.

Financial Market Revenues *(taxable equivalent basis [1])* *(millions of dollars)*	**Q2 2006**	**Q2 2005**
Trading revenues		
Equity	57	57
Interest rate	14	13
Commodity and foreign exchange	12	5
	83	**75**
Financial market fees	65	88
Gains on securities	31	14
Banking services	29	34
Other	29	34
Total	**237**	**245**

[1] Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. The use of the taxable equivalent basis is not in accordance with GAAP. Securities regulators require that companies caution readers that measures adjusted on a basis other than GAAP do not have standardized meanings under GAAP and may not be comparable to similar measures used by other companies. Please refer to Note 11 to the unaudited interim consolidated financial statements for the impact of the taxable equivalent adjustment to segment results.

Other

The "Other" heading of segment results posted net income of $2 million for the second quarter of 2006, compared to $6 million for the same period a year earlier. For the first six months of 2006, the "Other" heading recorded a loss of $15 million, as against a gain of $31 million for the corresponding period of 2005. In the first half of 2005, the Bank recorded a $37 million pre-tax gain on the disposal of investments and reversed the general allowance for credit risk by $17 million.

Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, significant cash flow movement can be observed in certain activities, such as trading activities, and could impact several assets and liabilities such as trading account securities, securities sold short or securities sold under repurchase agreements.

For the second quarter of 2006, cash and cash equivalents were up $1.2 billion, compared to an increase of $2.3 billion for the second quarter of 2005. As at April 30, 2006, cash and cash equivalents totaled $9.6 billion versus $8.9 billion the previous year.

Operating activities required cash of $5.2 billion for the second quarter of 2006, mainly because of the increase in trading account securities. For the corresponding quarter of 2005, operating activities required cash of $3.9 billion for the same reason.

Financing activities provided cash inflows of $5.2 billion, most of which was generated by higher deposits, particularly purchased funds. For the second quarter of 2005, the $5.1 billion rise in deposits and the $3.4 billion increase in obligations related to securities sold short accounted for $8.0 billion in cash inflows from financing activities.

Finally, cash inflows from investing activities were $1.2 billion in the second quarter of 2006. Investing activities in the corresponding quarter of 2005 required cash of $1.8 billion due to the $1.9 billion increase in loans.

Risk Management

Credit Risk

In the second quarter of 2006, the Bank recorded specific provisions for credit losses of $22 million, an increase of $4 million over the second quarter of 2005. As at April 30, 2006, gross impaired loans stood at $242 million compared to $260 million at the end of fiscal 2005. This decline was primarily due to the decrease in gross impaired real estate loans. The ratio of gross impaired loans to total adjusted capital and allowances was only 6.4%. As at April 30, 2006, allowances for credit losses exceeded gross impaired loans by $197 million versus $191 million as at October 31, 2005.

Market Risk – Trading Activities

The Value-at-Risk (VaR) simulation model is one of the main tools used to manage market risk in trading activities. The VaR measure is based on a 99% confidence level, which is an estimate of the maximum potential trading loss in 99 out of 100 days, which means that actual losses will probably exceed VaR on only one day out of 100. The computerized VaR calculation model is based on two years of historical data. Market risk management is discussed in more detail on page 61 of the 2005 Annual Report.

The table below entitled "Trading Activities" illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, equity price and commodity.

Trading Activities[1]
(millions of dollars)

Global VaR by risk category	For the quarter ended April 30, 2006				For the quarter ended January 31, 2006			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(7.1)	(8.2)	(5.8)	(3.6)	(5.2)	(7.2)	(3.7)	(1.8)
Foreign exchange	(0.9)	(2.2)	(1.5)	(0.6)	(1.9)	(2.8)	(1.8)	(0.6)
Equity	(3.7)	(6.7)	(4.9)	(3.7)	(6.1)	(6.2)	(4.7)	(3.0)
Commodity	(1.4)	(1.4)	(0.9)	(0.7)	(1.6)	(2.3)	(1.2)	(0.5)
Correlation effect[2]	6.5	9.5	6.0	3.2	5.7	8.3	5.6	1.8
Global VaR	**(6.6)**	**(9.0)**	**(7.1)**	**(5.4)**	**(9.1)**	**(10.2)**	**(5.8)**	**(4.1)**

[1] Amounts are presented on a pre-tax basis and represent one-day VaR.
[2] The correlation effect is the result of the diversification of types of risk.

Balance Sheet

As at April 30, 2006, the Bank had assets of $111.2 billion, up $3.6 billion versus $107.6 billion at the end of fiscal 2005. Loans and acceptances were up $700 million. In addition, cash, deposits with financial institutions, securities and securities purchased under reverse repurchase agreements increased $3.4 billion. The table below presents the main portfolios.

Average monthly volumes *(millions of dollars)*	**April 2006**	October 2005	April 2005
Loans and acceptances*			
Residential mortgages	20,972	20,728	20,053
Consumer loans	9,049	8,283	7,354
Credit card receivables	1,716	1,707	1,646
SME loans	15,312	14,182	15,009
Corporate loans	3,558	3,216	2,741
	50,607	**48,116**	**46,803**
Deposits			
Personal (balance)	28,270	26,385	25,033
Off-balance sheet personal savings (balance)	68,636	63,262	60,239
Business	11,310	11,103	10,533

*including securitized assets

Residential mortgage loans rose steadily during the second quarter, with the average monthly volume reaching $21.0 billion as against $20.1 billion in the second quarter of 2005. Consumer loans climbed 23% to $9.0 billion, driven by volumes from secured lines of credit. The rise in credit card receivables, which were up 4.3% over the previous year to total $1.7 billion as at April 30, 2006, was attributable to increased consumer spending. Business loans continued to grow, with SME loans up $300 million year over year, representing an average volume of $15.3 billion as at April 30, 2006. Average volumes of corporate loans, for their part, rose $800 million to $3.6 billion.

Personal deposits stood at $28.3 billion as at April 30, 2006, up $3.2 billion or 12.9% from the corresponding quarter of 2005, chiefly owing to deposits distributed by Altamira. Off-balance sheet personal savings administered by the Bank as at April 30, 2006 totaled $68.6 billion, an increase of $8.4 billion or 13.9% in a year. The rise was primarily attributable to savings administered by brokerage subsidiaries, with the remainder divided between Private Investment Management and mutual funds.

Accounting policies and estimates

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The reader is referred to Note 1 and Note 2a to the 2005 annual consolidated financial statements for more information on the significant accounting policies used to prepare the financial statements.

There have not been any changes to the Bank's significant accounting policies affecting the first half of 2006.

Details of significant future changes in accounting standards are presented in Note 2 to the interim consolidated financial statements.

The key assumptions and bases for estimates made by Management in accordance with GAAP and their impact on amounts presented in the interim consolidated financial statements and notes remain essentially unchanged from those described in the 2005 Annual Report.

Capital

Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements, stood at 9.1% and 12.2%, respectively, as at April 30, 2006 versus 9.6% and 12.8% as at October 31, 2005, including the $500 million debenture issued on November 2, 2005. During the quarter, the Bank repurchased 2.7 million common shares for a total of $168 million as part of its normal course issuer bid. Under the program, the Bank intends to repurchase a maximum of 8,278,000 common shares by January 22, 2007.

In addition, risk-weighted assets rose $1.8 billion or 3.8% since the start of the fiscal year mainly because of higher loan volumes.

Dividends

At its Meeting on May 25, 2006, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a 2 cents increase to 50 cents per common share, payable on August 1, 2006 to shareholders of record on June 22, 2006.

Additional Financial Information

(unaudited)
(millions of dollars except per share amounts)

	2006	2005				2004			2005	2004
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Total	Total
Total revenues	$ 949	$ 979	$ 931	$ 889	$ 900	$ 983	$ 892	$ 858	$ 3,703	$ 3,545
Net income	$ 214	$ 217	$ 207	$ 207	$ 202	$ 239	$ 192	$ 167	$ 855	$ 725
Earnings per share										
Basic	1.29	1.28	1.22	1.20	1.17	1.39	1.11	0.95	4.98	4.10
Diluted	1.26	1.26	1.20	1.18	1.15	1.37	1.09	0.94	4.90	4.05
Dividends per common share	0.48	0.48	0.44	0.44	0.42	0.42	0.38	0.38	1.72	1.42
Return on common shareholders' equity	20.4	19.9 %	19.4 %	19.6 %	19.9 %	23.6 %	19.7 %	17.2 %	20.7 %	18.8 %
Total assets	$ 111,183	$ 105,276	$ 107,598	$ 110,593	$ 99,917	$ 91,703	$ 88,497	$ 85,481		
Impaired loans,net	111	113	117	114	119	134	160	199		
Per common share										
Book value	25.77	25.72	25,39	24.70	24.19	23.97	22.87	22.30		
Stock trading range										
High	65.60	63.90	61.47	58.21	55.24	49.75	48.78	45.50		
Low	61.35	58.35	55.87	51.60	48.72	46.39	42.31	42.72		

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this quarterly report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States *Private Securities Litigation Reform Act of 1995*. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Highlights

(unaudited)	Quarter			Six months		
	2006	2005	% Change	2006	2005	% Change
Operating results						
(millions of dollars)						
Total revenues	**$949**	$900	5	**$1,928**	$1,883	2
Net income	**214**	202	6	**431**	441	(2)
Return on common shareholders' equity	**20.4 %**	19.9 %		**20.2 %**	21.8 %	
Per common share						
Earnings - basic	**$1.29**	$1.17	10	**$2.57**	$2.56	-
Earnings - diluted	**$1.26**	$1.15	10	**$2.52**	$2.52	-
Dividends paid	**0.48**	0.42	14	**0.96**	0.84	14
Book value				**25.77**	24.19	7
Stock trading range						
High	**65.60**	55.24		**65.60**	55.24	
Low	**61.35**	48.72		**58.35**	46.39	
Close	**62.34**	52.41		**62.34**	52.41	

Financial position (millions of dollars)	April 30 2006	October 31 2005	
Total assets	**$111,183**	$107,598	3
Loans and acceptances	**51,099**	50,360	1
Deposits	**70,118**	61,977	13
Subordinated debentures and shareholders' equity	**6,171**	5,699	8
Capital ratios - BIS			
Tier 1	**9,1 %**	9.6 %	
Total	**12,2 %**	12.8 % [1]	
Impaired loans, net of specific and general allowances	**(197)**	(191)	
as a % of loans and acceptances	**(0.4) %**	(0.4) %	
Assets under administration/management	**228,946**	221,132	
Total personal savings	**96,906**	89,647	
Interest coverage	**14.38**	12.71	
Asset coverage	**3.58**	4.73	
Other information			
Number of employees	**16,955**	16,890	-
Number of branches in Canada	**455**	457	-
Number of banking machines	**802**	788	2

[1] Taking into account the issuance of $500 million of subordinated debentures on November 2, 2005.

National Bank: strong revenue and diluted EPS growth in the second quarter of 2006

- **Revenues of $949 million, an increase of 5.4%**
- **Diluted earnings per share of $1.26, up 10%**
- **Return on common shareholders' equity of 20.4%**
- **Increase in the quarterly dividend of 4% to 50 cents per share**

(millions of dollars)	For the quarter ended April 30		
	2006	2005	%
Personal and Commercial	111	105	+6
Wealth Management	42	30	+40
Financial Markets	59	61	-3
Other	2	6	-
Net income	214	202	+6
Less: Reduction in general allowance for credit risk	-	(11)	
Net gain on sale of shareholder management activities included in Wealth Management	(5)	-	
Gain on disposal of investments in South America	-	-	
Net income excluding preceding items	**209**	**191**	+9
Diluted earnings per share	$1.26	$1.15	+10
Less: Reduction in general allowance for credit risk	-	(0.07)	
Net gain on sale of shareholder management activities included in Wealth Management	(0.03)	-	
Gain on disposal of investments in South America	-	-	
Diluted earnings per share excluding preceding items	$1.23	$1.08	+14
Return on common shareholders' equity	20.4%	19.9%	

(millions of dollars)	For the six months ended April 30		
	2006	2005	%
Personal and Commercial	225	217	+4
Wealth Management	80	56	+43
Financial Markets	141	137	+3
Other	(15)	31	-
Net income	431	441	-2
Less: Reduction in general allowance for credit risk	-	(11)	
Net gain on sale of shareholder management activities included in Wealth Management	(5)	-	
Gain on disposal of investments in South America	-	(25)	
Net income excluding preceding items	426	405	+5
Diluted earnings per share	$2.52	$2.52	-
Less: Reduction in general allowance for credit risk	-	(0.07)	
Net gain on sale of shareholder management activities included in Wealth Management	(0.03)	-	
Gain on disposal of investments in South America	-	(0.15)	
Diluted earnings per share excluding preceding items	$2.49	$2.30	+8
Return on common shareholders' equity	20.2%	21.8%	

Montreal, May 25, 2006 – National Bank reported net income of $214 million for the second quarter of fiscal 2006, an increase of $12 million over the same period in 2005. Diluted earnings per share totaled $1.26, up 10% from $1.15 in the second quarter of 2005. Had it not been for the reduction in the general allowance for credit risk in the second quarter of 2005 and the net gain on the sale of its shareholder management activities in the second quarter of 2006, the increase would have been 14%.

Return on common shareholders' equity was 20.4% in the second quarter of 2006 versus 19.9% for the same quarter last year. The Board of Directors also approved an increase of 4% in the quarterly dividend to 50 cents per share.

The quarter saw robust growth in revenues in both the Personal and Commercial and Wealth Management segments as well as a slight decrease in operating expenses. These activities also showed excellent profitability. "Over 8% of personal savings on deposit with the six major Canadian banks, be they securities, mutual funds or other vehicles[1], are held at the Bank—a proportion far exceeding our relative size in the Canadian market. This competitive advantage is fully reflected in our quarterly results and is a source of long-term profitability for our shareholders," stated Réal Raymond, President and Chief Executive Officer.

The Bank posted net income of $431 million for the first six months of fiscal 2006 versus $441 million for the same period in 2005. Diluted earnings per share for the first six months of 2006 stood at $2.52, unchanged from the first half of 2005. Had it not been for the reduction in the general allowance for credit risk, the gain on disposal of investments in South America and the net gain on the sale of the shareholder management activities in the first half of 2005 and 2006, diluted earnings per share would have increased 8%. Lastly, return on common shareholders' equity was 20.2% in the first half of 2006 compared to 21.8% for the same period last year.

[1] Source: Investor Economics Inc.

Results by Segment

In the second quarter of 2006, net income for Personal and Commercial totaled $111 million, up 6% from $105 million for the same quarter the previous year. The segment recorded sustained growth in total revenues due to insurance and foreign exchange activities and higher net interest income resulting primarily from increased loan volumes. Operating expenses rose chiefly due to the higher cost of salaries and staff benefits. The segment's contribution before the provision for credit losses and income taxes was $200 million for the quarter, 10% higher than in the corresponding period of 2005. This growth was partly offset by the increase in the provision for credit losses. In the first six months of 2006, net income for the Personal and Commercial segment was $225 million, up 4% over the $217 million recorded for the corresponding period of 2005. Total revenues for the segment grew 5.4% to $1,049 million.

Net income for Wealth Management totaled $42 million for the quarter, compared to $30 million for the corresponding period of 2005, an increase of 40%. The gain on the sale of National Bank Trust's shareholder management activities during the quarter, less certain expenses, contributed $5 million to the increase in quarterly net income. The segment's total revenues rose 11% on the strength of increased activity in almost all of its business units. A slight increase in operating expenses resulted in a decrease in the efficiency ratio from 77.3% in the second quarter of 2005 to 71.7% this quarter. In the first six months of 2006, net income for Wealth Management reached $80 million, 43% more than for the same period of 2005. Total revenues for the segment grew 11% to $444 million in the first half of 2006.

Financial Markets posted net income of $59 million in the second quarter of 2006, for a decrease of $2 million versus the corresponding quarter of 2005. The segment's revenues declined by $8 million to $237 million. Lower financial market fees were partly offset by higher gains on securities and trading revenues. The decrease in operating expenses therefore enabled the segment to substantially maintain its profitability. In the first half of 2006, net income for the segment stood at $141 million, $4 million more than for the same period of 2005. The improvement mainly reflects the decline in operating expenses.

Credit Risk

For the second quarter of 2006, the Bank recorded $22 million in specific provisions for credit losses. Excluding the $17 million reduction in the general allowance for credit risk in the corresponding period of 2005, the increase in credit losses was $4 million this quarter. As at April 30, 2006, gross impaired loans stood at $242 million versus $260 million at the end of fiscal 2005. This decline was primarily due to the decrease in gross impaired real estate loans. As at April 30, 2006, allowances for credit losses exceeded gross impaired loans by $197 million compared to $191 million as at October 31, 2005.

Regulatory Capital

As at April 30, 2006, Tier 1 and total capital ratios stood at 9.1% and 12.2%, respectively, compared to 9.6% and 12.8% as at October 31, 2005, taking into account the $500 million debenture issued on November 2, 2005. During the quarter, the Bank repurchased 2.7 million common shares, at a total cost of $168 million, as part of its normal course issuer bid. Under this program, the Bank is seeking to repurchase a maximum of 8.3 million common shares by January 22, 2007.

Financial Objectives

	Objectives	**Results 2nd quarter 2006**	**Results 1st six months 2006**
Growth in diluted earnings per share excluding the reduction in the general allowance for credit risk and the gains on disposal of investments and	5% - 10%	14%	8%
Return on common shareholders' equity	16% - 18%	20.4%	20.2%
Tier 1 capital ratio	More than 8.5%	9.1%	9.1%
Dividend payout ratio	35% - 45%	37%	37%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND OPERATING RESULTS

May 25, 2006 — *The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with Multilateral Instrument 51-102 respecting Continuous Disclosure Obligations of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements for the second quarter and the first six months of 2006. Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website at www.sedar.com and the Bank's website at www.nbc.ca.*

Analysis of Results

Consolidated Results

National Bank recorded net income of $214 million in the second quarter of fiscal 2006, up 6% from the $202 million recorded for the corresponding period of 2005. Excluding the reduction in the general allowance for credit risk in the second quarter of 2005 and the net gain on the sale of the shareholder management activities in the second quarter of 2006, the increase would have been 9%. The Bank's net income for the first six months of fiscal 2006 was $431 million, $10 million less than for the year-earlier period. Excluding the reduction in the general allowance for credit risk, the gain on the disposal of investments in South America and the net gain on the sale of the shareholder management activities in the first half of 2005 and 2006, net income increased $21 million, or 5%, year over year.

Diluted earnings per share amounted to $1.26 in the second quarter of 2006, up 10% from $1.15 for the same period of 2005. Excluding the reduction in the general allowance for credit risk in the first quarter of 2005 and the net gain on the sale of the shareholder management activities in the second quarter of 2006, diluted earnings per share increased 14%. Diluted earnings per share in the first half of 2006 were $2.52, unchanged from the first half of 2005. Excluding the reduction in the general allowance for credit risk, the gain on the disposal of investments in South America and the net gain on the sale of the shareholder management activities, diluted earnings per share grew 8% for the first six months.

Total Revenues

At $949 million, the Bank's total revenues rose 5.4% in the second quarter of 2006, as against $900 million in the second quarter of 2005. Personal and Commercial net interest income advanced $14 million, or 4.5%, to $328 million for the quarter, owing to higher volumes of consumer and business loans. While the spread on credit products narrowed from the second quarter of 2005 to the second quarter of 2006, the effect was partly offset by the wider spread on deposits.

Trading revenues totaled $86 million for the second quarter of 2006, up $11 million, owing primarily to commodity and currency trading. Gains on investment account securities climbed $11 million to $28 million in the second quarter of 2006.

Revenues from mutual funds and trust services, particularly Private Investment Management, climbed $14 million from the second quarter of 2005 to reach $83 million in the second quarter of 2006. Aside from these items, the increase in other income was attributable to lending fees and foreign exchange revenues, each of which rose $6 million. Securitization revenues, however, were $39 million this quarter, as against $47 million in the second quarter of 2005. Financial market fees amounted to $164 million in the second quarter of 2006, compared to $189 million in the year-earlier period when institutional brokerage activities were significantly higher.

Total revenues in the first half of 2006 grew 2.4%, reaching $1,928 million versus $1,883 million in the first half of 2005. Personal and Commercial net interest income advanced $28 million, or 4.4%, to $665 million. Trading revenues climbed $22 million to $179 million. Revenues from mutual funds and trust services, including Private Investment Management, rose $30 million from the first half of 2005 to $164 million in the first six months of 2006.

Lending fees and foreign exchange revenues increased $10 million and $11 million, respectively, while securitization revenues amounted to $79 million, compared to $95 million for the same period in 2005. Financial market fees totaled $323 million in the first six months of 2006, as against $358 million in the first six months of 2005.

Operating Expenses
In the second quarter of 2006, operating expenses were $623 million, down $1 million from the year-earlier period. Salaries and staff benefits remained substantially the same for the comparison period. At 57%, the ratio of salaries and staff benefits to operating expenses also remained stable. The increase in regular salaries and pension plan costs during the second quarter of 2006 was offset by the decrease in variable compensation.

In the first half of 2006, operating expenses climbed $30 million to $1,267 million, owing to the $13 million growth in salaries and staff benefits. Technology expenses were up $8 million to $215 million, while other expenses, including professional fees, increased $9 million to $315 million.

Income Taxes
Income taxes for the second quarter of 2006 totaled $82 million, representing an effective tax rate of 27.0%, compared to $66 million and an effective tax rate of 24.0% for the year-earlier period. For the first half of 2006, income taxes amounted to $175 million, representing an effective tax rate of 28.1%, as against $173 million and an effective tax rate of 27.6% for the corresponding period of 2005.

Results by Segment

Personal and Commercial

Net income for the Personal and Commercial segment totaled $111 million for the second quarter of 2006, up 5.7% from the $105 million in net income earned in the corresponding quarter of 2005. Total revenues for the segment climbed 5.5% to $520 million. At Personal Banking, total revenues rose $21 million or 6.5% owing to growth of $3 billion in average asset volumes, attributable mainly to consumer loans, but also to residential mortgages and credit card advances. The increase in revenues stemming from higher loan volumes was partly offset by a narrowing of the spread on these products. However, the spread on transaction deposits widened because of rising interest rates. Insurance revenues jumped 31%, at an annualized rate. Total revenues for Commercial Banking were up $6 million or 3.9% due to the increase in net interest income attributable to higher volumes of loans and acceptances and growth in foreign exchange revenues. While the spread narrowed slightly on Commercial Banking credit products, it widened on deposits. Operating expenses for the Personal and Commercial segment were $320 million for the second quarter of 2006, as against $311 million for the year-earlier period, for an increase of 2.9%. As a result, the efficiency ratio declined to 61.5% for the quarter from 63.1% for the second quarter of 2005. The segment provision for credit losses was increased by $7 million to $33 million.

For the first six months of fiscal 2006, the Personal and Commercial segment posted net income of $225 million, a 3.7% increase over the $217 million recorded for the same period of 2005. Total revenues for the segment rose 5.4% to $1,049 million on growth of $39 million or 6.0% at Personal Banking and $15 million or 4.4% at Commercial Banking. The efficiency ratio moved down to 61.6% in the first half of 2006 from 62.0% for the same period a year earlier.

Wealth Management

Net income for the Wealth Management segment totaled $42 million for the second quarter of 2006, compared to $30 million for the corresponding quarter of 2005, for an increase of 40%. The net gain realized on the sale of National Bank Trust's shareholder management activities during the quarter contributed $5 million to the increase in net income for the quarter. The segment's total revenues advanced 11% to $230 million for the second quarter of 2006. Almost all the business units in the segment saw increased activity. Operating expenses were up $5 million or 3% to $165 million for the quarter. With revenue growth outstripping expense growth, the efficiency ratio was reduced from 77.3% in the second quarter of 2005 to 71.7% this quarter.

For the first half of fiscal 2006, net income for the Wealth Management segment amounted to $80 million versus $56 million for the same period in 2005, for an increase of 43%. Total revenues for the segment rose by 11% to $444 million in the first six months of fiscal 2006. Operating expenses edged up barely $9 million or 3% to $320 million for the six-month period.

Financial Markets

For the quarter ended April 30, 2006, the Financial Markets segment posted net income of $59 million, down $2 million from the year-earlier period. Segment revenues fell $8 million to $237 million. Lower financial market fees were offset by higher gains on securities and trading revenues. Operating expenses for the quarter were $142 million, a decline of 5.3% from the $150 million recorded in the corresponding quarter of 2005, primarily owing to variable compensation. The provision for credit losses for the quarter stood at $1 million, compared to $2 million for the second quarter of 2005. For the first half of fiscal 2006, the segment's net income totaled $141 million, or $4 million more than the corresponding period of 2005.

Financial Market Revenues *(taxable equivalent basis* [1]*)* *(millions of dollars)*	**Q2 2006**	**Q2 2005**
Trading revenues		
Equity	57	57
Interest rate	14	13
Commodity and foreign exchange	12	5
	83	**75**
Financial market fees	65	88
Gains on securities	31	14
Banking services	29	34
Other	29	34
Total	**237**	**245**

[1] Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. The use of the taxable equivalent basis is not in accordance with GAAP. Securities regulators require that companies caution readers that measures adjusted on a basis other than GAAP do not have standardized meanings under GAAP and may not be comparable to similar measures used by other companies. Please refer to Note 11 to the unaudited interim consolidated financial statements for the impact of the taxable equivalent adjustment to segment results.

Other

The "Other" heading of segment results posted net income of $2 million for the second quarter of 2006, compared to $6 million for the same period a year earlier. For the first six months of 2006, the "Other" heading recorded a loss of $15 million, as against a gain of $31 million for the corresponding period of 2005. In the first half of 2005, the Bank recorded a $37 million pre-tax gain on the disposal of investments and reversed the general allowance for credit risk by $17 million.

Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, significant cash flow movement can be observed in certain activities, such as trading activities, and could impact several assets and liabilities such as trading account securities, securities sold short or securities sold under repurchase agreements.

For the second quarter of 2006, cash and cash equivalents were up $1.2 billion, compared to an increase of $2.3 billion for the second quarter of 2005. As at April 30, 2006, cash and cash equivalents totaled $9.6 billion versus $8.9 billion the previous year.

Operating activities required cash of $5.2 billion for the second quarter of 2006, mainly because of the increase in trading account securities. For the corresponding quarter of 2005, operating activities required cash of $3.9 billion for the same reason.

Financing activities provided cash inflows of $5.2 billion, most of which was generated by higher deposits, particularly purchased funds. For the second quarter of 2005, the $5.1 billion rise in deposits and the $3.4 billion increase in obligations related to securities sold short accounted for $8.0 billion in cash inflows from financing activities.

Finally, cash inflows from investing activities were $1.2 billion in the second quarter of 2006. Investing activities in the corresponding quarter of 2005 required cash of $1.8 billion due to the $1.9 billion increase in loans.

Risk Management

Credit Risk

In the second quarter of 2006, the Bank recorded specific provisions for credit losses of $22 million, an increase of $4 million over the second quarter of 2005. As at April 30, 2006, gross impaired loans stood at $242 million compared to $260 million at the end of fiscal 2005. This decline was primarily due to the decrease in gross impaired real estate loans. The ratio of gross impaired loans to total adjusted capital and allowances was only 6.4%. As at April 30, 2006, allowances for credit losses exceeded gross impaired loans by $197 million versus $191 million as at October 31, 2005.

Market Risk – Trading Activities

The Value-at-Risk (VaR) simulation model is one of the main tools used to manage market risk in trading activities. The VaR measure is based on a 99% confidence level, which is an estimate of the maximum potential trading loss in 99 out of 100 days, which means that actual losses will probably exceed VaR on only one day out of 100. The computerized VaR calculation model is based on two years of historical data. Market risk management is discussed in more detail on page 61 of the 2005 Annual Report.

The table below entitled "Trading Activities" illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, equity price and commodity.

Trading Activities[1]
(millions of dollars)

Global VaR by risk category	For the quarter ended April 30, 2006				For the quarter ended January 31, 2006			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(7.1)	(8.2)	(5.8)	(3.6)	(5.2)	(7.2)	(3.7)	(1.8)
Foreign exchange	(0.9)	(2.2)	(1.5)	(0.6)	(1.9)	(2.8)	(1.8)	(0.6)
Equity	(3.7)	(6.7)	(4.9)	(3.7)	(6.1)	(6.2)	(4.7)	(3.0)
Commodity	(1.4)	(1.4)	(0.9)	(0.7)	(1.6)	(2.3)	(1.2)	(0.5)
Correlation effect[2]	6.5	9.5	6.0	3.2	5.7	8.3	5.6	1.8
Global VaR	**(6.6)**	**(9.0)**	**(7.1)**	**(5.4)**	**(9.1)**	**(10.2)**	**(5.8)**	**(4.1)**

[1] Amounts are presented on a pre-tax basis and represent one-day VaR.
[2] The correlation effect is the result of the diversification of types of risk.

Balance Sheet

As at April 30, 2006, the Bank had assets of $111.2 billion, up $3.6 billion versus $107.6 billion at the end of fiscal 2005. Loans and acceptances were up $700 million. In addition, cash, deposits with financial institutions, securities and securities purchased under reverse repurchase agreements increased $3.4 billion. The table below presents the main portfolios.

Average monthly volumes *(millions of dollars)*	**April 2006**	October 2005	April 2005
Loans and acceptances*			
Residential mortgages	20,972	20,728	20,053
Consumer loans	9,049	8,283	7,354
Credit card receivables	1,716	1,707	1,646
SME loans	15,312	14,182	15,009
Corporate loans	3,558	3,216	2,741
	50,607	**48,116**	**46,803**
Deposits			
Personal (balance)	28,270	26,385	25,033
Off-balance sheet personal savings (balance)	68,636	63,262	60,239
Business	11,310	11,103	10,533

*including securitized assets

Residential mortgage loans rose steadily during the second quarter, with the average monthly volume reaching $21.0 billion as against $20.1 billion in the second quarter of 2005. Consumer loans climbed 23% to $9.0 billion, driven by volumes from secured lines of credit. The rise in credit card receivables, which were up 4.3% over the previous year to total $1.7 billion as at April 30, 2006, was attributable to increased consumer spending. Business loans continued to grow, with SME loans up $300 million year over year, representing an average volume of $15.3 billion as at April 30, 2006. Average volumes of corporate loans, for their part, rose $800 million to $3.6 billion.

Personal deposits stood at $28.3 billion as at April 30, 2006, up $3.2 billion or 12.9% from the corresponding quarter of 2005, chiefly owing to deposits distributed by Altamira. Off-balance sheet personal savings administered by the Bank as at April 30, 2006 totaled $68.6 billion, an increase of $8.4 billion or 13.9% in a year. The rise was primarily attributable to savings administered by brokerage subsidiaries, with the remainder divided between Private Investment Management and mutual funds.

Accounting policies and estimates

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The reader is referred to Note 1 and Note 2a to the 2005 annual consolidated financial statements for more information on the significant accounting policies used to prepare the financial statements.

There have not been any changes to the Bank's significant accounting policies affecting the first half of 2006.

Details of significant future changes in accounting standards are presented in Note 2 to the interim consolidated financial statements.

The key assumptions and bases for estimates made by Management in accordance with GAAP and their impact on amounts presented in the interim consolidated financial statements and notes remain essentially unchanged from those described in the 2005 Annual Report.

Capital

Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements, stood at 9.1% and 12.2%, respectively, as at April 30, 2006 versus 9.6% and 12.8% as at October 31, 2005, including the $500 million debenture issued on November 2, 2005. During the quarter, the Bank repurchased 2.7 million common shares for a total of $168 million as part of its normal course issuer bid. Under the program, the Bank intends to repurchase a maximum of 8,278,000 common shares by January 22, 2007.

In addition, risk-weighted assets rose $1.8 billion or 3.8% since the start of the fiscal year mainly because of higher loan volumes.

Dividends

At its Meeting on May 25, 2006, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a 2 cents increase to 50 cents per common share, payable on August 1, 2006 to shareholders of record on June 22, 2006.

Additional Financial Information

(unaudited)
(millions of dollars except per share amounts)

	2006	2005			2004				2005	2004
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Total	Total
Total revenues	**$ 949**	$ 979	$ 931	$ 889	$ 900	$ 983	$ 892	$ 858	$ 3,703	$ 3,545
Net income	**$ 214**	$ 217	$ 207	$ 207	$ 202	$ 239	$ 192	$ 167	$ 855	$ 725
Earnings per share										
Basic	**1.29**	1.28	1.22	1.20	1.17	1.39	1.11	0.95	4.98	4.10
Diluted	**1.26**	1.26	1.20	1.18	1.15	1.37	1.09	0.94	4.90	4.05
Dividends per common share	**0.48**	0.48	0.44	0.44	0.42	0.42	0.38	0.38	1.72	1.42
Return on common shareholders' equity	**20.4**	19.9 %	19.4 %	19.6 %	19.9 %	23.6 %	19.7 %	17.2 %	20.7 %	18.8 %
Total assets	**$ 111,183**	$ 105,276	$ 107,598	$ 110,593	$ 99,917	$ 91,703	$ 88,497	$ 85,481		
Impaired loans,net	**111**	113	117	114	119	134	160	199		
Per common share										
Book value	**25.77**	25.72	25,39	24.70	24.19	23.97	22.87	22.30		
Stock trading range										
High	**65.60**	63.90	61.47	58.21	55.24	49.75	48.78	45.50		
Low	**61.35**	58.35	55.87	51.60	48.72	46.39	42.31	42.72		

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this quarterly report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States *Private Securities Litigation Reform Act of 1995*. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Highlights

(unaudited)	Quarter 2006	2005	% Change	Six months 2006	2005	% Change
Operating results						
(millions of dollars)						
Total revenues	**$949**	$900	5	**$1,928**	$1,883	2
Net income	**214**	202	6	**431**	441	(2)
Return on common shareholders' equity	**20.4 %**	19.9 %		**20.2 %**	21.8 %	
Per common share						
Earnings - basic	**$1.29**	$1.17	10	**$2.57**	$2.56	-
Earnings - diluted	**$1.26**	$1.15	10	**$2.52**	$2.52	-
Dividends paid	**0.48**	0.42	14	**0.96**	0.84	14
Book value				**25.77**	24.19	7
Stock trading range						
High	**65.60**	55.24		**65.60**	55.24	
Low	**61.35**	48.72		**58.35**	46.39	
Close	**62.34**	52.41		**62.34**	52.41	

Financial position (millions of dollars)	**April 30 2006**	October 31 2005	
Total assets	**$111,183**	$107,598	3
Loans and acceptances	**51,099**	50,360	1
Deposits	**70,118**	61,977	13
Subordinated debentures and shareholders' equity	**6,171**	5,699	8
Capital ratios - BIS			
Tier 1	**9,1 %**	9.6 %	
Total	**12,2 %**	12.8 % [(1)]	
Impaired loans, net of specific and general allowances	**(197)**	(191)	
as a % of loans and acceptances	**(0.4) %**	(0.4) %	
Assets under administration/management	**228,946**	221,132	
Total personal savings	**96,906**	89,647	
Interest coverage	**14.38**	12.71	
Asset coverage	**3.58**	4.73	
Other information			
Number of employees	**16,955**	16,890	-
Number of branches in Canada	**455**	457	-
Number of banking machines	**802**	788	2

(1) Taking into account the issuance of $500 million of subordinated debentures on November 2, 2005.

Consolidated Statement of Income

(unaudited) (millions of dollars)	Quarter ended April 30 2006	January 31 2006	April 30 2005	Six months ended April 30 2006	April 30 2005
Interest income and dividends					
Loans	**627**	614	506	**1,241**	1,015
Securities	**260**	204	182	**464**	361
Deposits with financial institutions	**77**	58	46	**135**	74
	964	876	734	**1,840**	1,450
Interest expense					
Deposits	**447**	439	253	**886**	513
Subordinated debentures	**22**	24	28	**46**	54
Other	**194**	135	73	**329**	154
	663	598	354	**1,261**	721
Net interest income	**301**	278	380	**579**	729
Other income					
Financial market fees	**164**	159	189	**323**	358
Deposit and payment service charges	**52**	50	49	**102**	98
Trading revenues	**102**	166	2	**268**	86
Gains on investment account securities, net	**28**	42	17	**70**	94
Card service revenues	**14**	14	17	**28**	32
Lending fees	**63**	62	57	**125**	115
Acceptances, letters of credit and guarantee	**16**	16	15	**32**	31
Securitization revenues	**39**	40	47	**79**	95
Foreign exchange revenues	**24**	23	18	**47**	36
Trust services and mutual funds	**83**	81	69	**164**	134
Other	**63**	48	40	**111**	75
	648	701	520	**1,349**	1,154
Total revenues	**949**	979	900	**1,928**	1,883
Provision for credit losses	**22**	17	1	**39**	18
	927	962	899	**1,889**	1,865
Operating expenses					
Salaries and staff benefits	**358**	379	357	**737**	724
Occupancy	**33**	30	31	**63**	61
Technology	**105**	110	108	**215**	207
Communications	**19**	18	21	**37**	40
Professional fees	**32**	30	32	**62**	57
Other	**76**	77	75	**153**	148
	623	644	624	**1,267**	1,237
Income before income taxes and non-controlling interest	**304**	318	275	**622**	628
Income taxes	**82**	93	66	**175**	173
	222	225	209	**447**	455
Non-controlling interest	**8**	8	7	**16**	14
Net income	**214**	217	202	**431**	441
Dividends on preferred shares	**5**	6	7	**11**	13
Net income available to common shareholders	**209**	211	195	**420**	428
Number of common shares outstanding (thousands)					
Average - basic	**162,598**	164,903	167,327	**163,770**	167,513
Average - diluted	**165,552**	167,781	169,938	**166,685**	170,053
End of period	**161,882**	164,313	165,744	**161,882**	165,744
Net earnings per common share (dollars)					
Basic	**1.29**	1.28	1.17	**2.57**	2.56
Diluted	**1.26**	1.26	1.15	**2.52**	2.52
Dividends per common share (dollars)	**0.48**	0.48	0.42	**0.96**	0.84

Consolidated Balance Sheet

(unaudited) (millions of dollars)	**April 30 2006**	January 31 2006	October 31 2005	April 30 2005
ASSETS				
Cash	**226**	250	227	208
Deposits with financial institutions	**9,467**	9,234	10,087	9,089
Securities				
Investment account	**7,671**	7,129	6,716	6,815
Trading account	**28,839**	22,943	26,336	24,347
	36,510	30,072	33,052	31,162
Securities purchased under reverse repurchase agreements	**7,549**	7,980	7,023	6,843
Loans				
Residential mortgage	**14,889**	15,348	15,677	15,446
Personal and credit card	**10,687**	10,124	9,796	8,689
Business and government	**22,285**	22,749	22,096	19,896
	47,861	48,221	47,569	44,031
Allowance for credit losses	**(439)**	(454)	(451)	(485)
	47,422	47,767	47,118	43,546
Other				
Customers' liability under acceptances	**3,677**	3,468	3,242	2,902
Fair value of trading derivative financial instruments	**2,593**	2,634	2,390	2,618
Premises and equipment	**345**	350	355	343
Goodwill	**662**	662	662	662
Intangible assets	**177**	178	178	179
Other assets	**2,555**	2,681	3,264	2,365
	10,009	9,973	10,091	9,069
	111,183	105,276	107,598	99,917
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits				
Personal	**28,270**	27,103	26,385	25,033
Business and government	**30,930**	29,640	29,636	27,787
Deposit-taking institutions	**10,918**	8,177	5,956	8,926
	70,118	64,920	61,977	61,746
Other				
Acceptances	**3,677**	3,468	3,242	2,902
Obligations related to securities sold short	**15,094**	14,495	15,504	15,088
Securities sold under repurchase agreements	**7,541**	7,840	12,915	6,885
Fair value of trading derivative financial instruments	**1,997**	2,060	1,846	2,213
Other liabilities	**6,068**	5,788	5,928	4,301
	34,377	33,651	39,435	31,389
Subordinated debentures	**1,599**	1,600	1,102	1,770
Non-controlling interest	**517**	479	487	427
Shareholders' equity				
Preferred shares	**400**	400	400	575
Common shares	**1,558**	1,573	1,565	1,552
Contributed surplus	**17**	15	13	10
Unrealized foreign currency translation adjustments	**(77)**	(49)	(26)	(1)
Retained earnings	**2,674**	2,687	2,645	2,449
	4,572	4,626	4,597	4,585
	111,183	105,276	107,598	99,917

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) (millions of dollars)	Six months ended April 30	
	2006	2005
Preferred shares at begining	**400**	375
Issuance of preferred shares, Series 16	**-**	200
Preferred shares at end	**400**	575
Common shares at beginning	**1,565**	1,545
Issuance of common shares		
Dividend Reinvestment and Share Purchase plan	**7**	6
Stock Option Plan	**29**	28
Repurchase of common shares for cancellation (Note 8)	**(43)**	(26)
Impact of shares acquired or sold for trading purposes	**-**	(1)
Common shares at end	**1,558**	1,552
Contributed surplus at beginning	**13**	7
Stock option expense (Note 9)	**4**	3
Contributed surplus at end	**17**	**10**
Unrealized foreign currency translation adjustments at beginning	**(26)**	(10)
Gains (losses) on foreign exchange operations with a functional currency other than the Canadian dollar, net of income taxes	**(51)**	9
Unrealized foreign currency translation adjustments at end	**(77)**	(1)
Retained earnings at beginning	**2,645**	2,287
Net income	**431**	441
Impact of initial adoption of AcG-15 "Consolidation of Variable Interest Entities"	**-**	6
Dividends		
Preferred shares	**(11)**	(13)
Common shares	**(158)**	(141)
Premium paid on common shares repurchased for cancellation (Note 8)	**(232)**	(123)
Share issuance and other expenses, net of income taxes	**(1)**	(8)
Retained earnings at end	**2,674**	2,449
Shareholders' equity	**4,572**	4,585

Consolidated Statement of Cash Flows

(unaudited)
(millions of dollars)

	Quarter ended April 30		Six months ended April 30	
	2006	2005	**2006**	2005
Cash flows from operating activities				
Net income	**214**	202	**431**	441
Adjustments for:				
Provision for credit losses	**22**	1	**39**	18
Amortization of premises and equipment	**16**	15	**32**	30
Future income taxes	**-**	1	**4**	(29)
Translation adjustment on foreign currency subordinated debentures	**(1)**	6	**(3)**	12
Gains on sale of investment account securities, net	**(28)**	(17)	**(70)**	(94)
Gains on asset securitizations and other transfers of receivables, net	**(20)**	(30)	**(42)**	(55)
Stock option expense	**2**	2	**4**	3
Change in interest payable	**15**	(4)	**98**	12
Change in interest and dividends receivable	**(17)**	(24)	**54**	(24)
Change in income taxes payable	**20**	(18)	**68**	28
Change in net fair value amounts of trading derivative financial instruments	**(22)**	(112)	**(52)**	(56)
Change in trading account securities	**(5,896)**	(4,069)	**(2,503)**	(3,786)
Change in other items	**445**	173	**690**	(1,313)
	(5,250)	(3,874)	**(1,250)**	(4,813)
Cash flows from financing activities				
Change in deposits	**5,198**	5,086	**8,141**	8,314
Issuance of subordinated debentures	**-**	-	**500**	350
Issuance of common shares	**11**	15	**36**	33
Issuance of preferred shares	**-**	200	**-**	200
Repurchase of common shares for cancellation	**(168)**	(149)	**(275)**	(149)
Dividends paid on common shares	**(80)**	(141)	**(153)**	(205)
Dividends paid on preferred shares	**(5)**	(6)	**(11)**	(12)
Change in obligations related to securities sold short	**599**	3,417	**(410)**	4,884
Change in securities sold under repurchase agreements	**(299)**	(384)	**(5,374)**	(1,297)
Change in other items	**(26)**	(9)	**(49)**	5
	5,230	8,029	**2,405**	12,123
Cash flows from investing activities				
Change in deposits with financial institutions pledged as collateral	**1,005**	66	**3,940**	61
Change in loans	**(295)**	(1,943)	**(1,521)**	(3,335)
Proceeds from securitization of assets and other transfers of receivables	**618**	1,190	**1,178**	1,769
Maturity of securitized assets	**-**	(500)	**-**	(500)
Purchases of investment account securities	**(33,951)**	(6,701)	**(56,719)**	(11,992)
Sales of investment account securities	**33,437**	7,349	**55,834**	12,769
Change in securities purchased under reverse repurchase agreements	**431**	(1,277)	**(526)**	(2,347)
Consolidation of assets in accordance with AcG-15	**-**	-	**-**	(132)
Net acquisitions of premises and equipment	**(11)**	(12)	**(22)**	(22)
	1,234	(1,828)	**2,164**	(3,729)
Increase in cash and cash equivalents	**1,214**	2,327	**3,319**	3,581
Cash and cash equivalents at beginning	**8,381**	6,587	**6,276**	5,333
Cash and cash equivalents at end	**9,595**	8,914	**9,595**	8,914
Cash and cash equivalents				
Cash	**226**	208	**226**	208
Deposits with financial institutions	**9,467**	9,089	**9,467**	9,089
Less: Amount pledged as collateral	**(98)**	(383)	**(98)**	(383)
	9,595	8,914	**9,595**	8,914
Supplementary information				
Interest paid	**648**	358	**1,163**	709
Income taxes paid	**42**	85	**75**	136

Notes to the Consolidated Financial Statements
(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2005. Certain comparative figures have been reclassified to comply with the presentation adopted in fiscal 2006.

1. Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2005.

2. Recent Accounting Standards Pending Adoption

Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income

In January 2005, the Canadian Institute of Chartered Accountants (CICA) issued three new standards: "Financial Instruments – Recognition and Measurement," "Hedges" and "Comprehensive Income." The main consequences of implementing these standards are described below.

All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheet, except for items classified in the following categories, which will be carried at amortized cost: loans and receivables, held-to-maturity securities and financial liabilities not held for trading. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will be recorded in the Consolidated Statement of Income. Unrealized gains and losses on financial assets that are available for sale will be reported in Other comprehensive income until realized, at which time they will be recorded in the Consolidated Statement of Income. All derivatives, including embedded derivatives that must be accounted for separately, will be recorded at fair value in the Consolidated Balance Sheet.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged will be recognized in the Consolidated Statement of Income. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments will be recorded in Other comprehensive income until the hedged items are recognized in the Consolidated Statement of Income.

Other comprehensive income, which comprises the above items as well as unrealized exchange gains and losses on self-sustaining foreign operations (net of hedging activities), will be included as a separate component of the Consolidated Statement of Changes in Shareholders' Equity. A new statement entitled "Statement of Comprehensive Income" will be added to the Bank's consolidated financial statements.

These new standards will apply to the Bank effective November 1, 2006. The impact of implementing these new standards on the Bank's consolidated financial statements cannot yet be determined as it is dependent on the Bank's unsettled positions and hedging strategies and on market volatility at the time of transition.

3. Transfers of Receivables

Securitization transactions

CMHC-guaranteed mortgage loans and credit card receivables

The Bank securitizes guaranteed residential mortgage loans through the creation of mortgage-backed securities. The Bank also sells credit card receivables on a revolving basis to a trust. The pre-tax gain or loss from securitization transactions, net of transaction fees, is recognized in the Consolidated Statement of Income under "Securitization revenues."

Securitization operations for the quarter ended:	April 30, 2006	January 31, 2006	April 30, 2005	
	Mortgage loans	Mortgage loans	Mortgage loans	Credit card receivables
Net cash proceeds	618	419	307	795
Retained interests	17	13	13	21
Retained servicing liability	(4)	(2)	(2)	(4)
	631	430	318	812
Receivables securitized and sold	626	425	309	800
Gain before income taxes, net of transaction fees	5	5	9	12
Mortgage-backed securities created and retained included in the item "Securities – investment account"	278	275	140	-

Securitization operations for the six months ended:	April 30, 2006	April 30, 2005	
	Mortgage loans	Mortgage loans	Credit card receivables
Net cash proceeds	1,037	799	795
Retained interests	30	37	21
Retained servicing liability	(6)	(5)	(4)
	1,061	831	812
Receivables securitized and sold	1,051	803	800
Gain before income taxes, net of transaction fees	10	28	12
Mortgage-backed securities created and retained included in the item "Securities – investment account"	553	140	-

The key assumptions used to measure the fair value of retained interests at the securitization date for transactions carried out during the quarter ended April 30, 2006 were as follows:

Guaranteed mortgage loans – Key assumptions	2006
Weighted average term *(months)*	27.2%
Prepayment rate	20.0%
Excess spread, net of credit losses	1.2%
Expected credit losses	-
Discount rate	4.0%

Other transfers
The Bank sells insured and uninsured mortgage loans to a mutual fund administered by the Bank. The pre-tax gain or loss is carried in the Consolidated Statement of Income under "Other income – Other." The following table summarizes the other transfers carried out by the Bank:

	Quarter ended			Six months ended	
	April 30, 2006	January 31, 2006	April 30, 2005	April 30, 2006	April 30, 2005
Net cash proceeds	-	141	88	**141**	173
Insured and uninsured mortgage loans sold	-	140	90	**140**	176
Gain (loss) before income taxes	-	1	(2)	**1**	(3)

4. Loans and Impaired Loans

	Gross amount	Impaired loans Gross	Specific allowances	Net
April 30, 2006				
Residential mortgage	**14,889**	**10**	**2**	**8**
Personal and credit card	**10,687**	**36**	**17**	**19**
Business and government	**22,285**	**196**	**112**	**84**
	47,861	**242**	**131**	**111**
General allowance [1]				**(308)**
Impaired loans, net of specific and general allowances				**(197)**
October 31, 2005				
Residential mortgage	15,677	10	2	8
Personal and credit card	9,796	35	18	17
Business and government	22,096	215	123	92
	47,569	260	143	117
General allowance [1]				(308)
Impaired loans, net of specific and general allowances				(191)

[1] The general allowance for credit risk was created taking into account the Bank's credit in its entirety.

5. Allowance for Credit Losses

The changes made to allowances are as follows:

	Specific allowances	Allocated general allowance	Unallocated general allowance	Six months ended April 30 2006	Six months ended April 30 2005
Allowances at beginning	143	241	67	**451**	578
Provision for credit losses	39	(6)	6	**39**	18
Write-offs	(84)	-	-	**(84)**	(134)
Recoveries	33	-	-	**33**	23
Allowances at end	131	235	73	**439**	485

6. Subordinated Debentures

On November 2, 2005, the Bank issued $500 million of subordinated debentures that mature in 2020. Interest at the annual rate of 4.70% is payable semi-annually on May 2 and November 2 of each year.

7. Pension and Other Employee Future Benefits

	Quarter ended			Six months ended	
	April 30 2006	January 31 2006	April 30 2005	**April 30 2006**	April 30 2005
Pension benefit expense	**15**	15	12	**30**	25
Other employee future benefit expense	**2**	3	2	**5**	2

8. Capital Stock

Shares outstanding and dividends	Shares		Dividends	
	Number of shares	$	$	per share
First preferred shares				
Series 15	8,000,000	200	6	0.3656
Series 16	8,000,000	200	5	0.3031
	16,000,000	400	11	
Common shares	161,881,773	1,558	158	0.4800
		1,958	169	

Repurchase of common shares

On January 23, 2006, the Bank commenced a normal course issuer bid to repurchase, for cancellation, up to 8,278,000 common shares over a 12-month period ending no later than January 22, 2007. Repurchases are made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares are charged to retained earnings. As at April 30, 2006, the Bank had repurchased 2,700,820 common shares at a cost of $169 million, which reduced common share capital by $26 million and retained earnings by $143 million.

On January 13, 2005, the Bank commenced a normal course issuer bid to repurchase, for cancellation, up to 8,400,000 common shares over a 12-month period ended January 12, 2006. Repurchases are made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares are charged to retained earnings. During the period ended April 30, 2006, the Bank repurchased 1,771,600 common shares at a cost of $106 million, which reduced common share capital by $17 million and retained earnings by $89 million.

9. Stock-Based Compensation

Stock Option Plan

On December 7, 2005, the Bank awarded 943,200 stock options at an exercise price of $61.44 and with an expiry date of December 6, 2015. The fair value of these options on the award date, estimated using the Black-Scholes model, was $12.81. The following assumptions were used: i) a risk-free interest rate of 4.18%, ii) an expected life of the options of 6 years, iii) an expected volatility of 24%, and iv) an expected dividend yield of 5.00%.

As at April 30, 2006, a total of 5,574,542 stock options were outstanding.

Stock Appreciation Rights (SAR) Plan

In December 2005, the Bank awarded 5,400 SARs. As at April 30, 2006, a total of 322,075 SARs were outstanding.

Deferred Stock Unit (DSU) Plan for Officers

In December 2005, the Bank awarded 32,911 DSUs. As at April 30, 2006, a total of 124,934 DSUs for officers were outstanding.

Restricted Stock Unit Plan (RSU)

In December 2005, the Bank awarded 41,073 RSUs. As at April 30, 2006, a total of 91,904 RSUs were outstanding.

10. Subsequent Event

Subsequent to quarter-end, the Bank announced that NBC Capital Trust (the "Trust"), an open-end trust established under the laws of Ontario, had filed a preliminary prospectus with the various securities commissions across Canada relating to the offering of Trust Capital Securities – Series 1 ("NBC CapS – Series 1"). The proceeds from the issue of NBC CapS – Series 1 will be used by the Trust to purchase a senior deposit note from the Bank.

The Trust is a variable interest entity under CICA Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG–15). The Bank will not consolidate the Trust since the Bank is not the primary beneficiary; therefore, the NBC CapS – Series 1 issued by the Trust will not be reported on the Bank's Consolidated Balance Sheet, but the senior deposit note will be reported in Liabilities - Deposits.

The Bank expects that the NBC CapS –Series 1 will qualify as innovative Tier 1 Capital of the Bank for regulatory purposes. Subject to customary closing conditions, including the receipt of regulatory approvals, this transaction is expected to close in the third quarter of 2006.

11. Segment Disclosures

Quarter ended April 30

		Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
		2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
Net interest income	(1)	**328**	314	**30**	25	**15**	103	**(72)**	(62)	**301**	380
Other income	(1)	**192**	179	**200**	182	**222**	142	**34**	17	**648**	520
Total revenues		**520**	493	**230**	207	**237**	245	**(38)**	(45)	**949**	900
Operating expenses		**320**	311	**165**	160	**142**	150	**(4)**	3	**623**	624
Contribution		**200**	182	**65**	47	**95**	95	**(34)**	(48)	**326**	276
Provision for credit losses		**33**	26	**-**	-	**1**	2	**(12)**	(27)	**22**	1
Income before income taxes and non-controlling interest		**167**	156	**65**	47	**94**	93	**(22)**	(21)	**304**	275
Income taxes	(1)	**56**	51	**22**	16	**33**	31	**(29)**	(32)	**82**	66
Non-controlling interest		**-**	-	**1**	1	**2**	1	**5**	5	**8**	7
Net income (net loss)		**111**	105	**42**	30	**59**	61	**2**	6	**214**	202
Average assets		**47,100**	43,338	**973**	917	**66,892**	48,432	**(9,577)**	(5,715)	**105,388**	86,972

Six months ended April 30

		Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
		2006	*2005*	***2006***	*2005*	***2006***	*2005*	***2006***	*2005*	***2006***	*2005*
Net interest income	(2)	**665**	637	**59**	48	**1**	161	**(146)**	(117)	**579**	729
Other income	(2)	**384**	358	**385**	351	**513**	356	**67**	89	**1,349**	1,154
Total revenues		**1,049**	995	**444**	399	**514**	517	**(79)**	(28)	**1,928**	1,883
Operating expenses		**646**	617	**320**	311	**293**	304	**8**	5	**1,267**	1,237
Contribution		**403**	378	**124**	88	**221**	213	**(87)**	(33)	**661**	646
Provision for credit losses		**64**	53	**-**	-	**2**	4	**(27)**	(39)	**39**	18
Income before income taxes and non-controlling interest		**339**	325	**124**	88	**219**	209	**(60)**	6	**622**	628
Income taxes	(2)	**114**	108	**41**	30	**74**	71	**(54)**	(36)	**175**	173
Non-controlling interest		**-**	-	**3**	2	**4**	1	**9**	11	**16**	14
Net income (net loss)		**225**	217	**80**	56	**141**	137	**(15)**	31	**431**	441
Average assets		**46,657**	42,852	**944**	886	**65,619**	46,332	**(8,746)**	(5,557)	**104,474**	84,513

Personal and Commercial

The Personal and Commercial segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

Wealth Management

The Wealth Management segment comprises full-service retail brokerage, direct brokerage, mutual funds, trust services and portfolio management.

Financial Markets

The Financial Markets segment encompasses corporate financing and lending, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

Other

The Other heading comprises securitization operations, certain non-recurring items and the unallocated portion of centralized services.

(1) **Taxable equivalent**

The accounting policies are the same as those described in the note on accounting policies (Note 1), with the exception of the net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable.For all of the operating segments, net interest income was grossed up by $17 million ($23 million in 2005) and other income by $13 million ($15 million in 2005). An equal amount was added to income taxes. The impact of these adjustments is reversed under the "Other" heading.

(2) For the six months ended April 30, 2006, net interest income was grossed up by $36 million ($39 million in 2005) and other income by $14 million ($16 million in 2005). An equivalent amount was added to income taxes. The impact of these increases is reversed under the "Other" heading.

Information for Shareholders and Investors

Investor Relations

Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.
600 De La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-0296
Fax: (514) 394-6196
E-mail: **investorrelations@nbc.ca**
Website: **www.nbc.ca/investorrelations**

Public Relations

600 De La Gauchetière West, 10th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-8644
Fax: (514) 394-6258

Website: www.nbc.ca
General information: telnat@nbc.ca

Quarterly report publication dates for fiscal 2005-2006
Third quarter: August 31, 2006
Fourth quarter: November 30, 2006

DISCLOSURE OF 2nd QUARTER 2006 RESULTS

Conference Call

- A conference call for analysts and institutional investors will be held on **May 25, 2006 at 1:00 p.m. EDT.**
- Access by telephone is **1-866-898-9626** or **(416) 340-2216**
- A recording of the conference call can be heard until June 1, 2006 by calling **1-800-408-3053 or (416) 695-5800**. The access code is **3185725#**.

Webcast:

- The conference call will be webcast live at **www.nbc.ca/investorrelations**
- A recording of the webcast will also be available on the Internet after the call.

Financial Documents

- The quarterly financial statements are available at all times on National Bank's website at **www.nbc.ca/investorrelations.**
  The Report to Shareholders, supplementary financial information and a slide presentation will be available on the Investor Relations page of National Bank's website shortly before the start of the conference call.

Transfer Agent and Registrar

For information about stock transfers, address changes, dividends, lost certificates, tax forms and estate transfers, shareholders are requested to contact the Transfer Agent, Computershare Trust Company of Canada, at the address or telephone numbers below.

Computershare Trust Company of Canada
Share Ownership Management
1100 University, 12th Floor
Montreal, Quebec H3B 2G7
Telephone: (514) 871-7171
1-800-341-1419
Fax: (514) 871-7442
E-mail: **clientele@tbn.bnc.ca**

Direct Deposit Service for Dividends

Shareholders may elect to have their dividend payments deposited directly via electronic funds transfer to their bank account at any financial institution that is a member of the Canadian Payments Association. To do so, they must send a written request to the Transfer Agent, Computershare Trust Company of Canada.

Dividend Reinvestment and Share Purchase Plan

National Bank offers holders of its common shares a Dividend Reinvestment and Share Purchase Plan through which they can invest in common shares of the Bank without paying a commission or administration fee. Participants in the Plan may acquire shares by reinvesting cash dividends paid on shares they hold or by making optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter. For additional information, please contact the Registrar, Computershare Trust Company of Canada, at 1-800-341-1419 or (514) 871-7171.

-30-

About National Bank of Canada
National Bank of Canada is an integrated group which provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world. National Bank offers a full array of banking services, including retail, corporate and investment banking. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management. National Bank has more than $110 billion in assets and, together with its subsidiaries, employs 16,955 people. The Bank's securities are listed on the Toronto Stock Exchange (NA:TSX). For more information, visit the Bank's website at www.nbc.ca.

For more information:

Pierre Fitzgibbon
Senior Vice-President,
Finance, Technology and
Corporate Affairs
(514) 394-8610

Denis Dubé
Director, Public Relations
(514) 394-8644

Hélène Baril
Director, Investor Relations
(514) 394-0296

A copy of this preliminary prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of the securities. Information contained in this preliminary prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities.

This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. Persons.

PRELIMINARY PROSPECTUS

Initial Public Offering May 19, 2006



NBC CAPITAL TRUST

(a trust established under the laws of Ontario)

$•

• Trust Capital Securities— Series 1

(NBC CapS™ — Series 1)

NBC Capital Trust (the "Trust") is an open-end trust established under the laws of Ontario by Natcan Trust Company (the "Trustee") pursuant to a declaration of trust dated as of May 17, 2006, as amended and restated from time to time (the "Declaration of Trust"). The Trust proposes to issue and sell to investors pursuant to this prospectus (the "Offering") transferable trust units called Trust Capital Securities—Series 1, or "NBC CapS — Series 1", each of which represents an undivided beneficial ownership interest in the Trust Assets (as defined herein), principally comprised of one senior deposit note (the "Bank Deposit Note") issued by National Bank of Canada (the "Bank"). The NBC CapS — Series 1 will constitute the first series of the class of Trust Capital Securities (all Trust Capital Securities, including the NBC CapS — Series 1, the "Trust Capital Securities") issued by the Trust. The Trust will also issue securities called Special Trust Securities (the "Special Trust Securities" and, collectively with the Trust Capital Securities, the "Trust Securities") to the Bank. See "Description of the Trust Securities". The Trust is not a trust company and does not carry on business as a trust company and, accordingly, the Trust is not registered under the trust company legislation of any jurisdiction.

The Trust will distribute its Net Distributable Funds (as defined herein) on the last day of June and December of each year (each, a "Distribution Date"). On each Distribution Date that is a Regular Distribution Date (as defined herein), a holder of Trust Capital Securities will be entitled to receive a non-cumulative fixed cash distribution (an "Indicated Yield"). On each Regular Distribution Date from December 31, 2006 to and including June 30, 2016, the Indicated Yield per NBC CapS — Series 1 will be $•, representing an annual yield of •% of the $1,000 initial issue price. The initial Indicated Yield payable on December 31, 2006 in respect of the period from and including •, 2006 to but excluding December 31, 2006 will be $• per NBC CapS — Series 1, based on an anticipated closing date of •, 2006 (the "Closing Date"). On each Regular Distribution Date following June 30, 2016, the Indicated Yield per NBC CapS — Series 1 will be determined by multiplying $1,000 by one-half of the sum of the Bankers' Acceptance Rate (as defined herein) for the Distribution Period (as defined herein) immediately preceding such Distribution Date plus •%. The Bank Deposit Note will bear interest at a fixed annual rate of •%, payable in equal semi-annual installments in arrears of $• for each $1,000 principal amount of the Bank Deposit Note, on the last day of June and December of each year (each, a "Bank Deposit Note Interest Payment Date") commencing on December 31, 2006 to and including June 30, 2016. The initial interest payment payable on December 31, 2006 on the Bank Deposit Note in respect of the period from the Closing Date to, but excluding, December 31, 2006 will be $• for each $1,000 principal amount of the Bank Deposit Note assuming a Closing Date of •. Following June 30, 2016, the Bank Deposit Note will bear interest at a fixed annual rate equal to the Banker's Acceptance Rate for the Distribution Period immediately preceding the relevant Bank Deposit Note Interest Payment Date plus •%. Each Distribution Date will be either a Regular Distribution Date or a Distribution Diversion Date. A Distribution Date will be a Regular Distribution Date if the Bank has declared Dividends as described under "Description of the Trust Securities—Trust Capital Securities—Indicated Yield". On a Regular Distribution Date, the Trust will pay the Indicated Yield on the NBC CapS — Series 1 and the holder of the Special Trust Securities will be entitled to receive the Net Distributable Funds, if any, of the Trust remaining after payment of the Indicated Yield. A Distribution Date will be a Distribution Diversion Date if the Bank has not declared Dividends on the basis described in this prospectus. In that case, although the Bank Deposit Note will pay interest to the Trust on the Bank

Deposit Note Interest Payment Date, the Trust will not pay the Indicated Yield on the NBC CapS — Series 1; instead, it will pay the Net Distributable Funds, if any, as at such Distribution Diversion Date to the holder of the Special Trust Securities.

Price: $1,000 per NBC CapS - Series 1

	Price to the Public	Underwriters' Fee	Net Proceeds to the Trust[1]
Per NBC CapS - Series 1	$1,000	$10	$990
Total	$•	$•	$•

Note:

(1) The Offering expenses of the Trust, estimated at $•, will be paid by the Trust from funds borrowed under the Credit Facility. See "The Trust — Liquidity".

TM Trademarks of the Bank used under license by the Trust.

On June 30, 2011 and on any Distribution Date thereafter, the Trust, at its option, and with the prior approval ("Superintendent Approval") of the Superintendent of Financial Institutions (Canada) (the "Superintendent"), may redeem the outstanding NBC CapS — Series 1, in whole or in part, without the consent of the holders, for an amount in cash per NBC CapS — Series 1 equal to the Early Redemption Price (as defined herein), if the NBC CapS - Series 1 are redeemed prior to June 30, 2016 and the Redemption Price (as defined herein), if the NBC CapS — Series 1 are redeemed on or after June 30, 2016. See "Description of the Trust Securities—Trust Capital Securities—Trust Redemption Right".

Upon the occurrence of a Regulatory Event (as defined herein) or a Tax Event (as defined herein) (each, a "Special Event"), the Trust, at its option, and with Superintendent Approval, may redeem all but not less than all of the NBC CapS — Series 1, without the consent of the holders, for an amount in cash per NBC CapS — Series 1 equal to the Early Redemption Price, if the NBC CapS — Series 1 are redeemed prior to June 30, 2016, and the Redemption Price, if the NBC CapS — Series 1 are redeemed on or after June 30, 2016. See "Description of the Trust Securities—Trust Capital Securities—Trust Special Event Redemption Right".

Holders of NBC CapS — Series 1 will have the right at any time to exchange all or part of their NBC CapS — Series 1 for newly issued non-cumulative, perpetual First Preferred Shares, Series 17 of the Bank ("Bank Preferred Shares Series 17"). See "Description of the Trust Securities—Trust Capital Securities—Holder Exchange Right", and "Description of Share Capital of the Bank—Certain Provisions of the Bank Preferred Shares Series 17 and 18".

If a Loss Absorption Event (as defined herein) were to occur, all of the then outstanding NBC CapS — Series 1 will be automatically exchanged, without the consent of the holders, for newly issued non-cumulative, perpetual First Preferred Shares, Series 18 of the Bank ("Bank Preferred Shares Series 18"). See "Description of the Trust Securities—Trust Capital Securities—Automatic Exchange", and "Description of Share Capital of the Bank—Certain Provisions of the Bank Preferred Shares Series 17 and 18".

On and after •, 2011, the NBC CapS — Series 1 may be purchased at any time, in whole or in part, by the Trust, at the direction of the holder of the Special Trust Securities. The purchases may be made in the open market or by tender or private contract at any price. Any such purchases will require Superintendent Approval. NBC CapS — Series 1 purchased by the Trust will be cancelled and will not be reissued.

An investment in NBC CapS — Series 1 could be replaced in certain circumstances, without the consent of the holder, by an investment in the Bank Preferred Shares Series 18. Investors should therefore carefully consider the disclosure with respect to the Bank included and incorporated by reference in this prospectus. An investment in NBC CapS — Series 1 is subject to certain risks. See "Risk Factors". The Trust is a newly-formed entity and, accordingly, it is not possible to determine earnings coverages with respect to the NBC CapS — Series 1.

It is not expected that NBC CapS – Series 1 will be listed on any stock exchange. There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus. Pursuant to the Share Exchange Agreement (as defined herein), the Bank will undertake to list on The Toronto Stock Exchange (the "TSX") any Bank Preferred Shares Series 17 or Bank Preferred Shares Series 18 issued upon the exercise of the Holder Exchange Right or the occurrence of an Automatic Exchange, as applicable.

The Trust is expected to be a registered investment for purposes of the *Income Tax Act* (Canada) (the "Tax Act"). So long as the Trust is a registered investment under the Tax Act, NBC CapS — Series 1 will be qualified investments, for Deferred Income Plans (as defined herein). See "Eligibility for Investment".

The Underwriters, as principals, conditionally offer the NBC CapS — Series 1 as described under "Plan of Distribution" and subject to prior sale if, as and when issued by the Trust and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Trust and the Bank by McCarthy Tétrault LLP and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP. **National Bank Financial Inc. is an indirect wholly-owned subsidiary of the Bank. Each of the Trust and the Bank is a related issuer of National Bank Financial Inc. under applicable securities legislation by virtue of the Bank's interest in the Trust and National Bank Financial Inc. See "Plan of Distribution".** This prospectus also qualifies for distribution of the Holder Exchange Right and the Automatic Exchange (collectively, the "Exchange Provisions"), the Subscription Right and the Deposit Note Conversion Right.

Subscriptions for the NBC CapS — Series 1 will be received by the Underwriters subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the Closing Date will be •, 2006 or such later date as the Trust and the Underwriters may agree, but in any event not later than • , 2006. The NBC CapS — Series 1 will be issued in "book-entry only" form and, accordingly, physical certificates representing NBC CapS — Series 1 will not be available except in limited circumstances. See "Description of the Trust Securities—Trust Capital Securities—Book-Entry Only Form". Persons participating in this Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the NBC CapS — Series 1. For a description of those activities, see "Plan of Distribution".

TABLE OF CONTENTS

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	4
ELIGIBILITY FOR INVESTMENT	5
DOCUMENTS INCORPORATED BY REFERENCE	5
SUMMARY	7
THE OFFERING	7
THE TRUST	12
RISK FACTORS	12
THE TRUST	13
CAPITALIZATION OF THE TRUST	14
NATIONAL BANK OF CANADA	15
DESCRIPTION OF THE TRUST SECURITIES	16
DESCRIPTION OF SHARE CAPITAL OF THE BANK	24
BANK ACT RESTRICTIONS	26
DESCRIPTION OF THE BANK DEPOSIT NOTE	27
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	28
PLAN OF DISTRIBUTION	31
RATINGS	31
USE OF PROCEEDS	32
LEGAL PROCEEDINGS	32
RISK FACTORS	32
MATERIAL CONTRACTS	33
PRINCIPAL HOLDERS OF SECURITIES	33
INTERESTS OF THE BANK AND ITS AFFILIATES IN MATERIAL TRANSACTIONS	33
EXPERTS	34
TRANSFER AGENT AND REGISTRAR AND EXCHANGE TRUSTEE	34
AUDITORS	34
PROMOTER	34
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	34
INDEX OF TERMS	35
COMPILATION REPORT	36
PRO FORMA BALANCE SHEET	37
AUDITORS' REPORT	39
BALANCE SHEET	40
CERTIFICATE OF THE TRUST	44
CERTIFICATE OF NATIONAL BANK OF CANADA	45
CERTIFICATE OF THE UNDERWRITERS	46
AUDITORS' CONSENT	47

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this prospectus, including those relating to the Bank's strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Bank. These statements are not historical facts but instead represent only the Bank's expectations, estimates and projections regarding future events.

By their very nature, forward looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward looking statements will be not achieved. Readers are cautioned not to place undue reliance on these statements as a number of important factors could cause results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, but are not limited to: the strength of the Canadian economy in general and the strength of the local economies within Canada in which the Bank conducts operations; the strength of the economies of other nations in which the Bank conducts significant operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; changes in trade policy; the effects of competition in the markets in which the Bank operates; inflation; capital market and currency market fluctuations; the timely development and introduction of new products and services in respective markets; the impact of changes in the laws and regulations regulating financial services (including banking, insurance and securities); changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and other developments including those relating to the war or terrorism; and the Bank's anticipation of and success in managing the risks implied by the foregoing. See "Risk Factors". The foregoing list of important factors is not exhaustive. When relying on the Bank's and the Trust's forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potentials events. The Bank and the Trust do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Bank or the Trust.

ELIGIBILITY FOR INVESTMENT

Based on certain factual information provided by the Trust and the Underwriters to counsel, at the time of closing, the Trust will qualify as a registered investment for purposes of the Tax Act effective from such time. In the opinion of McCarthy Tétrault LLP, on behalf of the Bank and the Trust, and Osler Hoskin & Harcourt LLP, on behalf of the Underwriters, so long as the Trust is a registered investment under the Tax Act during the calendar year in which the NBC CapS — Series 1 are held or during the immediately preceding calendar year, the NBC CapS — Series 1 will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (each, a "Deferred Income Plan").

THE NBC CAPS — SERIES 1, WHILE EXCHANGEABLE FOR OR INTO THE BANK PREFERRED SHARES SERIES 17 AND THE BANK PREFERRED SHARES SERIES 18, AS THE CASE MAY BE, DO NOT REPRESENT OBLIGATIONS OF OR INTERESTS IN, AND ARE NOT GUARANTEED OR INSURED BY, THE BANK OR NATCAN TRUST COMPANY OR ANY OF THEIR RESPECTIVE AGENTS OR AFFILIATES. THE NBC CAPS—SERIES 1 ARE NOT INSURED OR GUARANTEED BY THE CANADA DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, National Bank of Canada, National Bank Tower, 600 de La Gauchetière Street West, 4th Floor, Montréal, Québec H3B 4L2, telephone (514) 394-6081 and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of the Bank at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

The following documents have been filed by the Bank with the Superintendent and the various securities commissions or similar authorities in Canada and are specifically incorporated by reference into, and form an integral part of, this prospectus:

(a) the Annual Information Form dated January 18, 2006;

(b) the Audited Consolidated Financial Statements for the fiscal year ended October 31, 2005, which include comparative consolidated financial statements for the fiscal year ended October 31, 2004, together with the Auditors' report thereon and the Management's Discussion and Analysis of the financial conditions and results of operations as contained in the Bank's Annual Report for the year ended October 31, 2005;

(c) the Management Proxy Circular dated January 18, 2006 in connection with the Bank's annual meeting of shareholders held on March 8, 2006;

(d) the First Quarterly Report to shareholders of the Bank for the quarter ended January 31, 2006, which includes unaudited interim consolidated financial statements for the quarters ended January 31, 2006 and 2005 (the "2006 First Quarter Report"); and

(e) the Management's Discussion and Analysis of the financial conditions and results of operations contained in the 2006 First Quarter Report at pages 4 to 8.

Any documents of the type referred to in the preceding paragraph and any unaudited interim financial statements for three, six or nine month financial periods, any information circulars, any material change reports (excluding confidential material change reports), any business acquisition reports and any other disclosure document filed by the Bank or the Trust with a securities regulatory authority in Canada, after the date of this prospectus and prior to the completion or withdrawal of this offering, will be deemed to be incorporated by reference into this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus or contained in this prospectus is deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set

forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

SUMMARY

The following summary information should be read in conjunction with the full text of this prospectus and is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this prospectus.

THE OFFERING

Issuer:	NBC Capital Trust, an open-end trust established under the laws of the Province of Ontario pursuant to the Declaration of Trust.
Offering:	• Trust Capital Securities — Series 1, being a series of a class of units of the Trust (each unit, a "NBC CapS — Series 1").
Amount of Offering:	$•
Price:	$1,000 per NBC CapS — Series 1.
Ratings:	The NBC CapS — Series 1 are provisionally rated "A (low)" yn with a stable trend by Dominion Bond Rating Service Limited ("DBRS"), "P-2 (High)" Canadian national scale and "BBB+" global scale by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P") and "A3" by Moody's Investors Service, Inc. ("Moody's"). A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.
Use of Proceeds:	The gross proceeds from the Offering of approximately $• will be used by the Trust to acquire the Bank Deposit Note (as defined below) from the Bank. The Bank, in turn, intends to use the proceeds from the issue of the Bank Deposit Note for general corporate purposes. The Bank expects that the proceeds from the sale of the NBC CapS — Series 1 will be included in the Tier 1 Capital of the Bank (assuming the Superintendent approves the inclusion of NBC CapS — Series 1 as Tier 1 Capital of the Bank). See "Use of Proceeds".
Bank Deposit Note:	The Bank Deposit Note will bear interest at a fixed annual rate of •%, payable in equal semi-annual installments in arrears of $• per $1,000 principal amount of the Bank Deposit Note on each Bank Deposit Note Interest Payment Date commencing December 31, 2006 to and including June 30, 2016. Following June 30, 2016, the Bank Deposit Note will bear interest at a fixed annual rate equal to the Bankers' Acceptance Rate in effect during the Distribution Period immediately preceding the relevant Bank Deposit Note Interest Payment Date plus •%. "Bankers' Acceptance Rate" means for any Distribution Period or other period, the average bid rate of interest (expressed as an annual percentage rate) rounded down to the nearest one hundred – thousandth of 1% (with 0.000005% being rounded up) for Canadian Dollar bankers' acceptances with maturities of six months which appears on the Reuters Screen CDOR Page as of 10:00 a.m. (Eastern standard time) on the first Business Day of such period, provided that if such rate does not appear on the Reuters Screen CDOR Page on such day, the Bankers' Acceptance Rate for such period will be the average of the bid rates of interest (expressed and rounded as set forth above) for Canadian dollar bankers' acceptances with maturities of six months for same day settlement as quoted by such of the Schedule I Canadian chartered banks as may quote such a rate as of 10:00 a.m. (Eastern standard time) on the first Business Day of such period. The initial interest payment due on December 31, 2006 will be $• per $1,000 principal amount of the Bank Deposit Note, assuming a Closing Date of •. The Bank Deposit Note will have a maturity date of June 30, 2056. In addition to the Bank Deposit Note, the Trust may acquire other Eligible Investments (as defined below). See "Description of the Bank Deposit Note". The proceeds from the subscription by the Bank for Special Trust Securities of $1,000,000, pursuant to an agreement between the Bank and the Trust (the "Subscription Agreement") will be used by the Trust to pay its expenses of the Offering and any excess funds may be used to acquire a deposit note from the Bank (the "Funding Note"). To the extent that there is a funding shortfall, the Trust will borrow the necessary amount from the Bank under the Credit Facility. See "The Trust — Liquidity".
Indicated Yield:	Each NBC CapS — Series 1 entitles the holder to receive the Indicated Yield of: (i) $• on each Regular Distribution Date commencing December 31, 2006 to and including June 30, 2016, representing an annual yield of •% and (ii) on each Regular Distribution Date following

	June 30, 2016, an amount equal to the result obtained by multiplying $1,000 by one-half of the sum of the Bankers' Acceptance Rate in effect during the Distribution Period immediately preceding such Distribution Date plus • %. The initial Indicated Yield payable on December 31, 2006 will be $• per NBC CapS — Series 1, assuming a Closing Date of •, 2006. A Distribution Date will be a "Regular Distribution Date" unless the Bank fails to declare regular dividends on (i) any series of preferred shares of the Bank (collectively, the "Bank Preferred Shares"), or (ii) if no Bank Preferred Shares are then outstanding, Common Shares of the Bank (the "Bank Common Shares") (in each case, "Dividends") in the "Dividend Reference Period" (each such failure being a "Distribution Diversion Event"). The Dividend Reference Period in respect of any Distribution Date is the 90 day period preceding the Distribution Period ending on the day immediately preceding such Distribution Date. The periods commencing on and including the Closing Date to but excluding December 31, 2006 and thereafter from and including each Distribution Date to but excluding the next Distribution Date are referred to as "Distribution Periods". Whether or not the Indicated Yield on the NBC CapS — Series 1 will be payable by the Trust on any Distribution Date will be determined prior to the commencement of the Distribution Period ending on the day immediately preceding that Distribution Date. On each Regular Distribution Date, the Trust will pay the Indicated Yield to the holders of NBC CapS — Series 1 and the holder of the Special Trust Securities will be entitled to receive the Net Distributable Funds, if any, of the Trust remaining after payment of the Indicated Yield. If a Distribution Diversion Event occurs, the Distribution Date occurring on the day immediately following the end of the first Distribution Period following the Distribution Diversion Event will be a Distribution Diversion Date. In that case, although the Bank will pay interest to the Trust on the Bank Deposit Note Interest Payment Date, the Trust will not pay the Indicated Yield on the NBC CapS — Series 1 on the Distribution Diversion Date; instead, it will distribute the Net Distributable Funds of the Trust, if any, as at such Distribution Diversion Date to the holder of the Special Trust Securities. See "Description of the Trust Securities — Trust Capital Securities — Indicated Yield". "Net Distributable Funds" means, at any time, the amount by which the sum of (i) income and gains derived by the Trust from the Trust Assets and (ii) amounts received by the Trust from the Bank that are designated by the Bank as such, in each case that have not previously been distributed to holders of Trust Capital Securities or the holder of the Special Trust Securities, exceeds expenses of the Trust and any required liability for expenses established by the Trust. **A holder of NBC CapS — Series 1 will only be entitled to receive the Indicated Yield for a Distribution Period if the Bank has declared Dividends in the corresponding Dividend Reference Period.**
Voting Rights:	The NBC CapS — Series 1 are non-voting except in limited circumstances. See "Description of the Trust Securities — Trust Capital Securities — Voting Rights".
Trust Redemption Right:	On June 30, 2011 and on any Distribution Date thereafter, the Trust, at its option, and with Superintendent Approval, and on not less than 30 nor more than 60 days' prior written notice, may redeem the outstanding NBC CapS — Series 1 in whole or in part, without the consent of the holders, for an amount in cash per NBC CapS — Series 1 equal to (i) the greater of (A) $1,000 per NBC CapS — Series 1, together with any Unpaid Indicated Yield to the date of redemption (the "Redemption Date") stated in the notice (the "Redemption Price"), and (B) the NBC CapS — Series 1 Canada Yield Price (the greater of (A) and (B) being the "Early Redemption Price"), if the NBC CapS — Series 1 are redeemed prior to June 30, 2016, and (ii) the Redemption Price, if the NBC CapS — Series 1 are redeemed on or after June 30, 2016 (the "Trust Redemption Right"). See "Description of the Trust Securities — Trust Capital Securities — Trust Redemption Right". "NBC CapS — Series 1 Canada Yield Price" means a price per NBC CapS — Series 1 calculated to provide an annual yield thereon to June 30, 2016 equal to the Government of Canada Yield plus • %, determined on the Business Day immediately preceding the date on which the Trust has given notice of the redemption of the NBC CapS — Series 1 (whether pursuant to the Trust Redemption Right or the Trust Special Event Redemption Right) or the Business Day immediately preceding the date of the termination of the Trust, as the case may

be, plus the Unpaid Indicated Yield. For this purpose, it is assumed that the Indicated Yield will be paid on each Distribution Date to and including June 30, 2016.

"Government of Canada Yield" means, on any date, the average of the yields determined by any two registered Canadian investment dealers selected by the Bank as being the annual yield to maturity on such date, compounded semi-annually, which a non-callable Government of Canada bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on the date of redemption or termination, as the case may be, with a maturity date of June 30, 2016.

"Business Day" means a day on which the Trustee is open for business in Montréal, Québec other than a Saturday, Sunday or statutory or civic holiday in Montréal, Québec.

"Unpaid Indicated Yield" means in respect of each outstanding series of Trust Capital Securities, at any time, an amount per Trust Capital Securities of that series equal to the sum of the Accumulated Unpaid Indicated Yield and the Current Indicated Yield.

"Accumulated Unpaid Indicated Yield" means in respect of each outstanding series of Trust Capital Securities, at any time, an amount, if any, per Trust Capital Securities equal to the Indicated Yield payable by the Trust thereon in respect of all previous Regular Distribution Dates remaining unpaid by the Trust.

"Current Indicated Yield" means in respect of each outstanding series of Trust Capital Securities, at any time, in respect of the current Distribution Period, an amount per Trust Capital Securities of that series equal to the Indicated Yield pro-rated for the number of days elapsed from and including the first day of the Distribution Period to but excluding the Redemption Date, provided that there has not been a Distribution Diversion Event with respect to such Distribution Period.

Trust Special Event Redemption Right:

Upon the occurrence of a Special Event, the Trust, at its option, and with Superintendent Approval, and on not less than 30 nor more than 90 days' prior written notice, may redeem at any time all but not less than all of the NBC CapS — Series 1, without the consent of the holders, for an amount in cash per NBC CapS — Series 1 equal to (i) the Early Redemption Price, if the NBC CapS — Series 1 are redeemed prior to June 30, 2016, and (ii) the Redemption Price, if the NBC CapS — Series 1 are redeemed on or after June 30, 2016 (the "Trust Special Event Redemption Right"). See "Description of the Trust Securities — Trust Capital Securities — Trust Special Event Redemption Right".

Holder Exchange Right:

Holders of NBC CapS — Series 1 will have the right, at any time, on not less than three business days' and not more than 90 days' prior written notice to the Trust and the Bank to surrender all or part of their NBC CapS — Series 1 to the Trust at a price (the "Surrender Price"), for each NBC CapS — Series 1, equal to 40 Bank Preferred Shares Series 17 (the "Holder Exchange Right"). The Trust will have the right, at any time before the exchange is completed, to arrange for a substituted purchaser to purchase NBC CapS — Series 1 tendered for exchange so long as the holder of the NBC CapS — Series 1 so tendered has not withheld consent to the purchase of its NBC CapS — Series 1. If a substituted purchaser is found, the price to be paid to the holders of the NBC CapS — Series 1 so tendered will be not less than •% of the closing price of such NBC CapS — Series 1 on the last trading day immediately before the date fixed for purchase and such purchase price is intended to represent a fair equivalent in cash of the Surrender Price. Since the NBC CapS — Series 1 will not be listed on any public securities exchange, the "closing price" of any NBC CapS — Series 1 for that trading day will be the average of the last institutional bid price of such NBC CapS — Series 1 as quoted by two major Canadian investment dealers selected by the Bank for this purpose.

The Bank Preferred Shares Series 17 will pay semi-annual non-cumulative cash dividends, as and when declared by the board of directors of the Bank (the "Board of Directors"), equal to $• per share, representing an annual yield of • %.

The Holder Exchange Right will be effected through the conversion by the Trust of the corresponding principal amount of the Bank Deposit Note. The Trust, as holder of the Bank Deposit Note, will have the right, at any time, to convert all or part of the Bank Deposit Note into corresponding Bank Preferred Shares Series 17. Immediately following that conversion, the Trust will arrange through The Canadian Depository for Securities Limited or its nominee

	("CDS") to credit the accounts of the holders of NBC CapS — Series 1 exercising the Holder Exchange Right with the requisite number of Bank Preferred Shares Series 17, and the NBC CapS — Series 1 surrendered for exchange will be cancelled. See "Description of the Trust Securities — Trust Capital Securities — Holder Exchange Right", "Description of the Trust Securities — Trust Capital Securities — Capital Reorganizations and Amalgamations", "Description of Share Capital of the Bank — Certain Provisions of the Bank Preferred Shares Series 17 and 18" and "Description of the Bank Deposit Note".
Automatic Exchange:	Each NBC CapS — Series 1 will be exchanged automatically (the "Automatic Exchange"), without the consent of the holders, for 40 Bank Preferred Shares Series 18, upon the occurrence of any one of the following events: (i) an application for a winding-up order in respect of the Bank pursuant to the *Winding-up and Restructuring Act* (Canada) (the "Winding-Up Act") is filed by the Attorney General of Canada or a winding-up order in respect of the Bank pursuant to the Winding-Up Act is granted by a court; (ii) the Superintendent advises the Bank in writing that the Superintendent has taken control of the Bank or its assets pursuant to the *Bank Act* (Canada) (the "Bank Act"); (iii) the Superintendent advises the Bank in writing that the Bank has a risk-based Tier 1 Capital ratio of less than 5.0% or a risk-based Total Capital ratio of less than 8.0%; (iv) the Board of Directors advises the Superintendent in writing that the Bank has a risk-based Tier 1 Capital ratio of less than 5.0% or a risk-based Total Capital ratio of less than 8.0%; or (v) the Superintendent directs the Bank, pursuant to the Bank Act, to increase its capital or provide additional liquidity and the Bank elects to cause the Automatic Exchange as a consequence of the issuance of such direction or the Bank does not comply with such direction to the satisfaction of the Superintendent within the time specified (each, a "Loss Absorption Event"). Following the Automatic Exchange, holders of NBC CapS — Series 1 immediately prior to the Automatic Exchange will cease to have any claim or entitlement in relation to the Trust Assets. The Bank Preferred Shares Series 18 will pay semi-annual non-cumulative cash dividends, as and when declared by the Board of Directors, equal to $• per share, representing an annual yield of •%. If, for any reason, the Automatic Exchange does not result in the exchange of all NBC CapS — Series 1 then outstanding for Bank Preferred Shares Series 18, the Trust will redeem each NBC CapS — Series 1 not so exchanged for consideration consisting of 40 Bank Preferred Shares Series 18. The Bank and the Trust will arrange through CDS to credit the accounts of the holders of NBC CapS — Series 1 with the requisite number of Bank Preferred Shares Series 18 in accordance with their respective entitlements. **If the Automatic Exchange were to occur and Bank Preferred Shares Series 18 were ultimately issued in exchange for the NBC CapS — Series 1, the cost-effective nature of the regulatory capital raised by the Bank through the issuance of the NBC CapS — Series 1 (assuming the Superintendent approves the inclusion of the NBC CapS — Series 1 as Tier 1 Capital of the Bank) would be lost. Accordingly, it is in the interest of the Bank to ensure that a Loss Absorption Event does not occur, although the events that could give rise to a Loss Absorption Event may be beyond its control.** See "Description of the Trust Securities — Trust Capital Securities — Automatic Exchange" and "Description of Share Capital of the Bank — Certain Provisions of the Bank Preferred Shares Series 17 and 18".
Purchase for Cancellation:	On and after •, 2011, any outstanding NBC CapS — Series 1 may be purchased at any time, in whole or in part, by the Trust, at the direction of the holder of the Special Trust Securities. The purchases may be made in the open market or by tender or private contract at any price. Any such purchases will require Superintendent Approval. NBC CapS — Series 1 purchased by the Trust will be cancelled and will not be reissued.
Rights on Termination of the Trust:	As long as any NBC CapS — Series 1 are outstanding, the Trust may only be terminated with the approval of the holder of the Special Trust Securities and with Superintendent Approval (i) upon the occurrence of a Special Event prior to June 30, 2011 or (ii) for any reason on June 30, 2011 or on December 31, 2011 or on the last day of June and December of each year thereafter. The Declaration of Trust will provide that holders of Trust Capital Securities are not entitled to initiate proceedings for the termination of the Trust. Pursuant to the Share Exchange Agreement, the Bank will agree for the benefit of holders of NBC CapS — Series 1 that, as long as any NBC CapS — Series 1 are outstanding and held by

	any person other than the Bank, the Bank will not approve the termination of the Trust unless the Trust has sufficient funds to pay the Early Redemption Price or the Redemption Price, as applicable. Holders of NBC CapS — Series 1 and the holder of the Special Trust Securities will rank *pari passu* in the distribution of the property of the Trust in the event of a termination of the Trust, after the discharge of the claims of creditors, if any. See "Description of the Trust Securities — Trust Capital Securities — Rights on Termination of the Trust".
Dividend Stopper Undertakings:	Pursuant to the Share Exchange Agreement, the Bank will agree for the benefit of holders of NBC CapS — Series 1 that, if the Trust fails on any Regular Distribution Date to pay the Indicated Yield on the NBC CapS — Series 1 in full, the Bank will not pay dividends on the "Dividend Restricted Shares", being the Bank Preferred Shares and the Bank Common Shares, until the month commencing immediately after the 12th month following the Trust's failure to pay the Indicated Yield in full on the NBC CapS — Series 1 (the "Dividend Payment Resumption Month"), unless the Trust first pays such Indicated Yield (or the unpaid portion thereof) to the holders of the NBC CapS — Series 1 (the "Dividend Stopper Undertakings"). Any Indicated Yield (or portion thereof) that the Trust fails to pay to the holders of NBC CapS — Series 1 on a Regular Distribution Date will form part of the Accumulated Unpaid Indicated Yield of that series. **It is in the interest of the Bank to ensure, to the extent within its control, that the Trust pays the Indicated Yield on the NBC CapS — Series 1 on each Regular Distribution Date so as to avoid triggering the Dividend Stopper Undertakings.** See "Description of the Trust Securities — Trust Capital Securities — Dividend Stopper Undertakings" and "Risk Factors".

The following table indicates the relationship among the Dividend Reference Period, the Distribution Period, the Distribution Date and the Dividend Payment Resumption Month.

Dividend Reference Period	Commencement of Current Distribution Period(1)	Distribution Date	Dividend Payment Resumption Month(2)
● to Closing Date	Closing Date	December 31, 2006	January 2008
October 2, 2006 to December 30, 2006	December 31, 2006	June 30, 2007	July 2008
April 1, 2007 to June 29, 2007	June 30, 2007	December 31, 2007	January 2009

(1) Prior to the commencement of any Distribution Period, the question of whether the Distribution Date falling on the day after the last day of such Distribution Period will be a Regular Distribution Date or a Distribution Diversion Date, and the entitlement of holders of the NBC CapS—Series 1, will have been determined.

(2) The Dividend Payment Resumption Month is only relevant if the Trust fails to pay the Indicated Yield in full on the NBC CapS — Series 1 on any Regular Distribution Date.

Additional Bank Covenants: In addition to the Dividend Stopper Undertakings, the Bank will agree for the benefit of the holders of NBC CapS — Series 1, pursuant to the Share Exchange Agreement, that:

(i) all the outstanding Special Trust Securities will be owned at all times by the Bank;

(ii) as long as any NBC CapS — Series 1 are outstanding and held by any person other than the Bank, the Bank will not take any action to cause the termination of the Trust except as set forth under "Description of the Trust Securities —Trust Capital Securities — Rights on Termination of the Trust" and only with Superintendent Approval;

(iii) the Bank will not assign or otherwise transfer any of its obligations under the Share Exchange Agreement, except in the case of a merger, amalgamation, reorganization or a sale of substantially all of the assets of the Bank, as the case may be. See "Description of the Trust Securities — Trust Capital Securities —Share Exchange Agreement".

Book-Entry Only Form: The NBC CapS — Series 1 will be issued under the book-entry only system operated by CDS and must be purchased or transferred through participants ("Participants") in the depository service of CDS. Participants include securities brokers and dealers, banks and trust companies. Accordingly, physical certificates representing the NBC CapS — Series 1 will not be available

	except in the limited circumstances described under "Description of the Trust Securities — Trust Capital Securities — Book-Entry Only Form".
Special Trust Securities:	On the Closing Date, the Bank will subscribe for 1,000 Special Trust Securities for an issue price of $1,000 per unit.

THE TRUST

The Trust is an open-end trust established under the laws of Ontario by the Trustee pursuant to the Declaration of Trust. The Trust's business objective is to acquire and hold Trust Assets that will generate income for distribution to holders of Trust Securities. Immediately after the issuance by the Trust of the NBC CapS — Series 1 pursuant to the Offering, the subscription by the Bank for the Special Trust Securities and the acquisition by the Trust of the Bank Deposit Note, the Trust will have approximately $• in Trust Assets, $• of capital attributable to the NBC CapS — Series 1, $• of capital attributable to the Special Trust Securities and $• of funds borrowed under the Credit Facility, less $• of the Offering expenses of the Trust.

RISK FACTORS

The purchase of NBC CapS — Series 1 and the holding of Bank Preferred Shares Series 17 and Bank Preferred Shares Series 18 are subject to certain risks and prospective investors should carefully consider the risk factors and other information in this prospectus before purchasing NBC CapS — Series 1. See "Risk Factors".

THE TRUST

General

The Trust is an open-end trust established under the laws of Ontario by the Trustee pursuant to the Declaration of Trust. The Trust has been formed for the purpose of issuing the Trust Securities and acquiring the Trust Assets in order to generate income for distribution to holders of Trust Securities.

The principal office of the Trust is located at the National Bank Tower, 600 de La Gauchetière Street West, 4th Floor, Montréal, Québec H3B 4L2.

The Trust is not a trust company and does not carry on business as a trust company and, accordingly, the Trust is not registered under the trust company legislation of any jurisdiction. Trust Securities are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that act or any other legislation.

Business of the Trust

The Trust's only business is to invest its assets. The Trust's investment objective is to acquire and hold Trust Assets in order to generate income for distribution to holders of Trust Securities. The initial assets of the Trust will consist primarily of the Bank Deposit Note, which is to be purchased pursuant to an agreement between the Trust and the Bank (the "Deposit Note Purchase Agreement"). The Trust assets may also include any securities into which the Bank Deposit Note is converted, cash, amounts receivable from third parties and other Eligible Investments (together with the Bank Deposit Note, the "Trust Assets"). The Bank Deposit Note is a senior unsecured obligation of the Bank that ranks on a parity with all other deposit and unsubordinated liabilities of the Bank. The Bank Deposit Note contains provisions that will permit the conversion of the Bank Deposit Note, in whole or in part, to reflect the operation of the Holder Exchange Right and the Automatic Exchange (the "Exchange Provisions") from time to time.

"Eligible Investments" means the Funding Note or any property, including money, securities, amounts receivable from third parties, mortgages, an interest in an Eligible Investment, and any debt obligation that is a qualified investment under the Tax Act for Deferred Income Plans (as defined below), except where the qualification of such property contains conditions regarding the annuitant, the beneficiary, the employer or the subscriber under the plan unless the Trust is satisfied that such conditions are satisfied, except that the Bank Deposit Note will not be repaid with or converted into or exchanged for debt of the Bank or any person related to the Bank within the meaning of the Tax Act and, following the maturity of the Bank Deposit Note, Eligible Investments will not include debt of the Bank or of any person related to the Bank within the meaning of the Tax Act.

Capitalization

As a newly-formed entity, the Trust has no prior operating history. Immediately after the issuance by the Trust of the NBC CapS — Series 1 pursuant to the Offering, the subscription by the Bank for the Special Trust Securities and the acquisition by the Trust of the Bank Deposit Note, the Trust will have approximately $• in Trust Assets, $• of capital attributable to the NBC CapS — Series 1, $• of capital attributable to the Special Trust Securities and $• of funds borrowed under the Credit Facility, less $• of the Offering expenses of the Trust.

Conflicts of Interest

Due to the nature of the Trust's relationship with the Bank and its affiliates, it is possible that conflicts of interest will arise with respect to certain transactions, including the subscription by the Trust for the Bank Deposit Note, as the case may be, and the Funding Note and the Trust's potential acquisition of other Trust Assets from the Bank. It will be the Trust's policy that the terms of any financial dealings with the Bank or any of its affiliates will be consistent with those available from third parties.

Conflicts of interest between the Trust and the Bank and its affiliates may also arise in connection with actions taken by the Bank, as holder of the Special Trust Securities. It is intended that any agreements and transactions between the Trust, on the one hand, and the Bank and its affiliates, on the other hand, including the Administration Agreement, will be fair to the parties.

Liquidity

The Trust will only borrow funds from the Bank pursuant to an unsecured credit facility extended by such entity to the Trust (the "Credit Facility"). The Trust will use the Credit Facility only for the purposes of ensuring liquidity in the normal course of the Trust's activities and to facilitate the payment by the Trust of the expenses of the Offering.

Administrative Agent

The Trustee will enter into an agreement (the "Administration Agreement") with the Bank, as "Administrative Agent", pursuant to which the Trustee will delegate to the Bank certain of its obligations in relation to the administration of the Trust, including the day-to-day operations of the Trust and such other matters as may be requested from time to time by the Trustee. The Administrative Agent will be entitled to receive a reasonable administration fee consistent with market terms and conditions.

The Administration Agreement will continue for an initial term of 30 years and after that will be renewed automatically on an annual basis. The Trustee will have the right to terminate the Administration Agreement at any time on 90 days' prior written notice on the occurrence of one or more events generally related to the failure of the Administrative Agent to perform its obligations under the Administration Agreement in a proper and timely manner.

Exemptions from Certain Continuous Disclosure Requirements

As a result of the Offering, the Trust will become a reporting issuer in each of the provinces of Canada where such concept exists; however, the Trust has applied to the securities regulatory authorities in those provinces (the "Commissions"), as appropriate, for exemptions from certain continuous disclosure requirements prescribed by applicable securities legislation for reporting issuers.

If granted, the exemptions will likely be conditional on holders of NBC CapS — Series 1 receiving the interim unaudited and annual audited financial statements and annual report of the Bank, and the Bank continuing to file with the Commissions its interim unaudited and annual audited financial statements, annual filing or management information circular and, where applicable, its annual report. If these exemptions are granted, the Trust will not be required to file with the Commissions interim unaudited and annual audited financial statements, including management's discussion and analysis of the financial condition and results of operation of the Trust, interim and annual certificates signed by the Chief Financial Officer and the Chief Executive Officer, an information circular or an annual filing in lieu thereof (collectively, an "annual filing"), an annual information form of the Trust, and, where applicable, an annual report, and holders of NBC CapS — Series 1 will not receive such financial statements and annual reports of the Trust. It is expected, however, that the Trust will remain subject to the requirement to file material change reports in the event of any material change in the affairs of the Trust.

Exemptive relief is being sought by the Trust based on the following terms and conditions of the NBC CapS — Series 1 and for the following reasons. The operating activity of the Trust will consist of acquiring and holding Trust Assets for the purpose of generating income for distribution to holders of NBC CapS — Series 1 and Special Trust Securities. Accordingly, the information relating to the financial condition and operations of a reporting issuer that is contained in an annual information form and an annual filing will not, in respect of the Trust, be meaningful to holders of NBC CapS — Series 1. The payment of the Indicated Yield on NBC CapS — Series 1 is dependent on the payment of Dividends by the Bank because the Indicated Yield will not be payable if the Bank fails to declare Dividends (see "Description of the Trust Securities — Trust Capital Securities — Indicated Yield"). Furthermore, in certain circumstances, including at a time when the Bank's financial condition is deteriorating or proceedings for the winding-up of the Bank have been commenced (see "Description of the Trust Securities — Trust Capital Securities — Automatic Exchange"), the NBC CapS — Series 1 will be automatically exchanged for Bank Preferred Shares Series 18. As a result of the foregoing and because NBC CapS — Series 1 are also exchangeable for Bank Preferred Shares Series 17 under other circumstances, details of the Bank's financial condition (as opposed to that of the Trust) will be of interest to holders of NBC CapS — Series 1.

CAPITALIZATION OF THE TRUST

The following table sets out the capitalization of the Trust as at •, 2006 and at that date adjusted to reflect the closing of the Offering and the issuance of Special Trust Securities.

	Outstanding as at •, 2006	Outstanding as at •, 2006 after giving effect to the Offering
	(in thousands of Canadian dollars)	
NBC CapS — Series 1	—	$•
Special Trust Securities	—	$•
Original Settlement Amount(1)	$ 1,000	—
Issue Costs (2)	—	$ (•)
Trust Capital	$ 1,000	$•

Notes:

(1) Amount settled on the Trust's formation subsequently applied as part the subscription price for the Special Trust Securities.

(2) The net Offering expenses of the Trust, other than the Underwriters' fee, are estimated to be $• and will be paid by the Trust from the proceeds of issue of the Special Trust Securities and funds borrowed under the Credit Facility.

This table should be read in conjunction with the financial statements of the Trust appearing elsewhere in this prospectus.

NATIONAL BANK OF CANADA

The Bank, a chartered bank subject to the provisions of the Bank Act, was formed through a series of amalgamations and its roots date back to 1859 with the founding of Banque Nationale in Québec City. The Bank's head office is located at the National Bank's Tower, 600 de La Gauchetière Street West, 4th Floor, Montréal, Québec H3B 4L2.

Subsidiaries

A list of the principal subsidiaries directly or indirectly owned or controlled by the Bank as at October 31, 2005 is included in the Bank's Annual Report for the year ended October 31, 2005.

Business of the Bank

The Bank maintains offices and provides services in each of the Canadian provinces. It offers a full range of financial services to individuals, commercial enterprises, financial institutions and governments both in Canada and abroad.

Additional information with respect to the Bank's business is included in the Bank's Annual Report for the year ended October 31, 2005.

Consolidated Capitalization of the Bank

The following table sets forth the consolidated capitalization of the Bank at •, 2006. The Bank will not consolidate the Trust as it is not the primary beneficiary. The NBC CapS – Series 1 will therefore not be reported on the consolidated balance sheet of the Bank, but the Bank Deposit Note will be reported. This table should be read in conjunction with the Bank's consolidated financial statements and the Bank's management's discussion and analysis of financial condition and results of operations incorporated by reference in this prospectus.

	As at •, 2006 (in millions of Canadian dollars)
Subordinated Debentures	•
Non-Controlling Interest	•
Shareholders' Equity	
Preferred Shares	•
Common Shares	•
Contributed Surplus	•
Unrealized foreign currency translation adjustments	•
Retained earnings[1]	•
Total Shareholders' Equity	•
Total Capitalization	$•

Note:

(1) The adjusted column does not reflect costs of $• million in connection with the Offering.

Capital Adequacy Requirements

The Bank Act requires the Bank to maintain adequate capital in relation to its operations. The Superintendent has established risk-based capital targets for Canadian chartered banks of 7% (Tier 1 Capital) and 10% (Total Capital). The Superintendent has issued guidelines concerning the maintenance of adequate capital (the "Capital Guidelines") and has statutory authority pursuant to subsection 485(3) of the Bank Act to direct the Bank to increase its capital even if the Bank is in compliance with the Capital Guidelines. The Bank has no reason to believe that the Superintendent intends to direct the Bank to increase its capital. Pursuant to the Capital Guidelines, requirements are applied to the Bank on a consolidated basis including all subsidiaries except insurance subsidiaries or other regulated financial institutions whose leverage is inappropriate for a deposit-taking institution and which, because of their size, would have a material impact on the leverage of the consolidated entity.

The following table sets forth the risk-based Tier 1 Capital ratios and risk-based Total Capital ratios of the Bank as at the dates indicated:

	Risk-Based Tier 1 Capital Ratio	Risk-Based Total Capital Ratio
January 31, 2006	9.5%	12.7%
October 31, 2005	9.6%	12.8%[(1)]
October 31, 2004	9.6%	13.0%
October 31, 2003	9.6%	13.4%
October 31, 2002	9.6%	13.6%
October 31, 2001	9.6%	13.1%

Note:

(1) After taking into account the issuance of $500 million subordinated debentures on November 2, 2005.

The Offering will provide the Bank with a cost-effective means of raising Tier 1 Capital for Canadian bank regulatory purposes (assuming the Superintendent approves the inclusion of the NBC CapS — Series 1 as Tier 1 Capital of the Bank). After giving effect to the proceeds of this Offering, the risk-based Tier 1 Capital ratio and risk-based Total Capital ratio levels of the Bank as at •, 2006, adjusted for such event, would have been • % and • %, respectively.

DESCRIPTION OF THE TRUST SECURITIES

Trust Capital Securities

The following is a summary of the rights, privileges, restrictions and conditions attaching to the NBC CapS — Series 1. This summary is qualified in its entirety by the provisions of the Declaration of Trust. For information concerning Bank Preferred Shares Series 17 and Bank Preferred Shares Series 18 into which, in certain circumstances, the NBC CapS — Series 1 are exchangeable, see "Description of Share Capital of the Bank — Certain Provisions of the Bank Preferred Shares Series 17 and 18" and for information with respect to the Bank Deposit Note, see "Description of the Bank Deposit Note".

Indicated Yield

Holders of NBC CapS — Series 1 will be entitled to receive the Indicated Yield of (i) $• per NBC CapS – Series 1 on each Distribution Date that is a Regular Distribution Date from December 31, 2006 to and including June 30, 2016, representing an annual yield of • % and (ii) on each Regular Distribution Date following June 30, 2016, an amount equal to the result obtained by multiplying $1000 by one-half of the sum of the Bankers' Acceptance Rate is effect during the Distribution Period immediately preceding the relevant Distribution Date plus • %. The initial Indicated Yield, payable on December 31, 2006, will be $• per NBC CapS — Series 1, assuming a Closing Date of •, 2006.

A Distribution Date will be a Regular Distribution Date unless the Bank fails to declare Dividends in the Dividend Reference Period. Accordingly, whether or not the Indicated Yield on the NBC CapS — Series 1 will be payable by the Trust on any Distribution Date will be determined prior to the commencement of the Distribution Period ending on the day preceding that Distribution Date. On each Regular Distribution Date, the Trust will pay the Indicated Yield to the holders of NBC CapS — Series 1 and the holder of the Special Trust Securities will be entitled to receive the Net Distributable Funds, if any, of the Trust remaining after payment of the Indicated Yield. If the Bank does not declare Dividends during the relevant Dividend Reference Period, a Distribution Diversion Event will occur.

If a Distribution Diversion Event occurs, the Distribution Date occurring on the day immediately following the end of the first Distribution Period following the Distribution Diversion Event will be a Distribution Diversion Date. In that case, although the Bank will pay interest to the Trust on the Bank Deposit Note Interest Payment Date, the Trust will not pay the

Indicated Yield on the NBC CapS — Series 1 on the Distribution Diversion Date; instead, it will pay the Net Distributable Funds, if any, as at such Distribution Diversion Date to the holder of the Special Trust Securities.

If the Net Distributable Funds of the Trust are insufficient to enable the Trust to pay the full amount of the Indicated Yield on the NBC CapS — Series 1 and outstanding Trust Capital Securities on a Regular Distribution Date (the amount of such insufficiency being the "Indicated Yield Deficit"), there will be added to the Accumulated Unpaid Indicated Yield in respect of each series of the Trust Capital Securities an amount determined by multiplying the Indicated Yield Deficit by the percentage that the Indicated Yield on the particular series of Trust Capital Securities represents of the aggregate Indicated Yield on all series of Trust Capital Securities in respect of such Regular Distribution Date (the "Indicated Yield Ratio") and the Trust will pay to holders of each series of Trust Capital Securities the amount of the Net Distributable Funds determined by multiplying the Net Distributable Funds by the Indicated Yield Ratio in respect of the particular series of Trust Capital Securities. The Trust may pay the Accumulated Unpaid Indicated Yield to the holders of the Trust Capital Securities at any time; however, the Trust will not be obligated, and holders of Trust Capital Securities will not have any right to cause the Trust, to pay such amount until the occurrence of an event giving rise to the obligation of the Trust to pay the Early Redemption Price or the Redemption Price, as the case may be. See "Description of the Trust Securities — Trust Capital Securities — Rights on Termination of the Trust."

Voting Rights

The Trust Capital Securities are non-voting except in the limited circumstances set out in the Declaration of Trust involving changes to the terms and conditions of the Trust Capital Securities. The Declaration of Trust provides that those terms and conditions may be changed if authorized by the Bank, as holder of the Special Trust Securities. If the amendment would (i) give rise to a Regulatory Event without Superintendent Approval, or (ii) in the opinion of the Trustee, relying on a certificate of the Administrative Agent, be materially prejudicial to the rights of holders of the NBC CapS — Series 1, such amendment must also be approved by the holders of NBC CapS — Series 1 especially affected by that amendment, given by way of an Extraordinary Resolution. The holder of the Special Trust Securities must approve any such change and, in addition, any such change that would affect the status of the NBC CapS — Series 1 as capital of the Bank is subject to Superintendent Approval. The terms "Extraordinary Resolution" and "Series Extraordinary Resolution" mean, in effect, a resolution passed by the holders of Trust Capital Securities or a particular series of Trust Capital Securities (including the NBC CapS — Series 1), respectively, representing not less than 66⅔% of the Trust Capital Securities or series of Trust Capital Securities, respectively, represented and voted at a meeting of holders of Trust Capital Securities or series of Trust Capital Securities, respectively, or a resolution in writing signed by the holders of Trust Capital Securities or series of Trust Capital Securities, respectively, representing not less than 66⅔% of the outstanding Trust Capital Securities or series of Trust Capital Securities, respectively. The quorum at any such meeting will be two or more holders of Trust Capital Securities or series of Trust Capital Securities, respectively, present in person or represented by proxy and owning or representing not less than 25% of the aggregate number of Trust Capital Securities or series of Trust Capital Securities, respectively, then outstanding, provided that if a quorum is not present and the meeting is adjourned, at the meeting following such adjournment those holders present in person or represented by proxy will constitute a quorum even though they may represent less than 25% of the aggregate number of Trust Capital Securities or series of Trust Capital Securities, respectively, then outstanding. The Declaration of Trust provides that where changes affect the terms and conditions of the NBC CapS — Series 1 differently than any other series of Trust Capital Securities then outstanding, the terms and conditions may be changed only if authorized by the holders of the NBC CapS — Series 1 by way of a Series Extraordinary Resolution. Notwithstanding the foregoing, the Trustee may, without the consent of holders of NBC CapS — Series 1, execute instruments supplemental to the Declaration of Trust and any other relevant instruments for certain limited purposes, including curing ambiguities or defects, and making any modification that, in the opinion of the Trustee, would not be prejudicial to the interest of holders of NBC CapS — Series 1 and making such changes as may be required to conform with applicable regulatory requirements from time to time.

Trust Redemption Right

On June 30, 2011 and on any Distribution Date thereafter, the Trust, at its option, and with Superintendent Approval, and on not less than 30 nor more than 60 days' prior written notice, may redeem the outstanding NBC CapS — Series 1 in whole or in part, without the consent of the holders, for an amount in cash per NBC CapS — Series 1 equal to (i) the Early Redemption Price, if the NBC CapS — Series 1 are redeemed prior to June 30, 2016, and (ii) the Redemption Price, if the NBC CapS — Series 1 are redeemed on or after June 30, 2016.

Any partial redemption will be carried out by lot or in some other equitable manner.

Trust Special Event Redemption Right

Upon the occurrence of a Regulatory Event or a Tax Event, the Trust, at its option, and with Superintendent Approval, and on not less than 30 nor more than 90 days' prior written notice, may redeem at any time, all but not less than all of the NBC CapS — Series 1, without the consent of the holders, for an amount in cash per NBC CapS — Series 1, equal to (i) the Early Redemption Price, if the NBC CapS — Series 1 are redeemed prior to June 30, 2016, and (ii) the Redemption Price, if the NBC CapS — Series 1 are redeemed on or after June 30, 2016.

"Regulatory Event" means (assuming the Superintendent approves the inclusion of the NBC CapS — Series 1 as Tier 1 Capital of the Bank) the receipt by the Trust or the Bank of a notice or advice from the Superintendent that the NBC CapS — Series 1 no longer qualify as eligible Tier 1 Capital under the Superintendent's interpretation of the Capital Guidelines.

"Tax Event" means the receipt by the Bank or the Trust of an opinion of independent counsel of recognized standing in Canada experienced in such matters (who may be counsel to the Bank or the Trust) to the effect that, as a result of (i) any amendment to, clarification of, or change (including any announced prospective change) in, the laws, or any regulations thereunder, of Canada or any political subdivision or taxing authority thereof or therein, affecting taxation, (ii) any judicial decision, official administrative pronouncement, published or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of an intention to adopt such procedures or regulations) by any legislative body, court, governmental authority or agency or regulatory body having appropriate jurisdiction (collectively, "Administrative Action") or (iii) any amendment to, clarification of, or change in, the official position or the interpretation of any Administrative Action or any interpretation or pronouncement that provides for a position with respect to such Administrative Action that differs from the previously generally accepted position, in each case, by any legislative body, court, governmental authority or agency or regulatory body, irrespective of the manner in which such amendment, clarification or change is made known, which amendment, clarification or change is effective or such pronouncement or decision is announced on or after •, 2006, there is more than an insubstantial risk that (A) the treatment of any of the Bank's or the Trust's items of income or expense (including the treatment by the Bank or the Trust of interest on the Bank Deposit Note or of distributions made on the NBC CapS — Series 1 or the Special Trust Securities) or treatment of the Bank Deposit Note or other property of the Trust, in each case as reflected in tax returns filed (or to be filed), will be challenged by a taxing authority, and that such challenge could subject the Bank or the Trust to more than a *de minimis* amount of additional taxes, duties or other governmental charges or civil liabilities or (B) the Trust is, or will be, subject to more than a *de minimis* amount of taxes, duties or other governmental charges or civil liabilities.

Holder Exchange Right

Holders of NBC CapS — Series 1 will have the right, at any time, on not less than three business days' and not more than 90 days' prior written notice to the Trust and the Bank, to surrender all or part of their NBC CapS — Series 1 to the Trust at a price, for each NBC CapS — Series 1, equal to 40 Bank Preferred Shares Series 17. The Trust will have the right, at any time before the exchange is completed, to arrange for a substituted purchaser to purchase NBC CapS — Series 1 tendered for surrender to the Trust so long as the holder of the NBC CapS — Series 1 so tendered has not withheld consent to the purchase of its NBC CapS — Series 1. If a substituted purchaser is found, the price to be paid to a holder of NBC CapS — Series 1 so tendered will be not less than •% of the closing price of such NBC CapS — Series 1 on the last trading day immediately before the date fixed for purchase and such purchase price is intended to represent a fair equivalent in cash of the Surrender Price. Since the NBC CapS — Series 1 will not be listed on any public securities exchange, the "closing price" of any NBC CapS — Series 1 for that trading day will be the average of the last institutional bid price of such NBC CapS — Series 1 as quoted by two major Canadian investment dealers selected by the Bank for this purpose.

The Bank Preferred Shares Series 17 will pay semi-annual non-cumulative cash dividends, as and when declared by the Board of Directors, equal to $• per share, representing an annual yield of •%. The Holder Exchange Right will be effected through the conversion by the Trust of the corresponding principal amount of the Bank Deposit Note. The Trust, as holder of the Bank Deposit Note, will have the right at any time to convert all or part of a Bank Deposit Note into the corresponding number of Bank Preferred Shares Series 17. Immediately following that conversion, the Trust will arrange through CDS to credit the accounts of the holders of NBC CapS — Series 1 exercising the Holder Exchange Right with the requisite number of Bank Preferred Shares Series 17 and the NBC CapS — Series 1 surrendered for exchange will be cancelled.

As long as the NBC CapS — Series 1 are held in the CDS book-entry only system, beneficial owners of NBC CapS — Series 1 may exercise the Holder Exchange Right by providing instructions to the Participants through whom they hold NBC CapS — Series 1. In turn, such Participants will communicate those exchange instructions to the Trustee through CDS. Participants may be required to include a declaration on behalf of any beneficial holder of NBC CapS — Series 1 purporting to exercise the Holder Exchange Right for the purpose of establishing whether any such beneficial holder would as a result of the exercise of the Holder Exchange Right be an Ineligible Person or a Significant Shareholder. Where NBC CapS —

Series 1 are not held in the CDS book-entry only system, the Holder Exchange Right may be effected by the registered holder of NBC CapS — Series 1 depositing with the Trustee, within the time periods referred to above, certificates representing the NBC CapS — Series 1 with a duly completed exchange panel in the form contemplated by the Declaration of Trust.

"Significant Shareholder" means any person who beneficially owns directly, or indirectly through entities controlled by such person or persons associated with or acting jointly or in concert with such person, shares of any class of the Bank in excess of 10% of the total number of outstanding shares of that class.

Upon the exercise of the Holder Exchange Right, the Trust reserves the right not to deliver Bank Preferred Shares Series 17 to any person whose address is in, or whom the Trust or the Bank has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such delivery would require the Trust or the Bank to take any action to comply with securities, banking or analogous laws of such jurisdiction (an "Ineligible Person") or to any person who would as a result of such delivery become a Significant Shareholder. In such circumstances, the Trustee will hold all Bank Preferred Shares Series 17 that would otherwise be delivered to Ineligible Persons or any Significant Shareholder, as agent for Ineligible Persons and Significant Shareholders, and the Trustee will attempt to sell such Bank Preferred Shares Series 17 (to parties other than the Bank and its affiliates) on behalf of such Ineligible Persons and Significant Shareholders. Such sales, if any, will be made at any time and any price. Neither the Bank nor the Trustee will be subject to any liability for failing to sell Bank Preferred Shares Series 17 on behalf of any such Ineligible Persons or Significant Shareholders at any particular price on any particular day. The net proceeds received by the Trustee from the sale of any Bank Preferred Shares Series 17 will be divided among the Ineligible Persons and Significant Shareholders in proportion to the number of Bank Preferred Shares Series 17 that would otherwise have been deliverable to them, after deducting the costs of sale and any applicable withholding taxes. The Trustee will make payment of the aggregate net proceeds to CDS (if the NBC CapS — Series 1 are then held in the book-entry only system) or to the registrar and transfer agent (in all other cases) for distribution to such Ineligible Persons and Significant Shareholders in accordance with the customary practice and procedures of CDS ("CDS Procedures") or otherwise.

Automatic Exchange

Each NBC CapS — Series 1 will be exchanged automatically, without the consent of the holders, for 40 Bank Preferred Shares Series 18, upon the occurrence of a Loss Absorption Event. The Bank Preferred Shares Series 18 will pay semi-annual non-cumulative cash dividends, as and when declared by the Board of Directors, equal to $• per share, representing an annual yield of •%. The Automatic Exchange will be deemed to occur as of 8:00 a.m. (Eastern standard time) on the date that a Loss Absorption Event occurs. The Automatic Exchange will be effected through the terms of the Share Exchange Agreement and the Declaration of Trust. As of the time of the exchange, each holder of NBC CapS — Series 1 shall be deemed to have exchanged and transferred to the Bank all of such holder's right, title and interest in and to its NBC CapS — Series 1 and shall cease to be a holder thereof and all rights of such holder as a securityholder of the Trust will cease and such person shall therefrom be deemed to be and shall be for all purposes a holder of Bank Preferred Shares Series 18. Upon an Automatic Exchange and the deemed exchange of the NBC CapS — Series 1 by their holders, the Exchange Trustee will arrange through CDS to credit the accounts of the holders of NBC CapS — Series 1 with the requisite number of Bank Preferred Shares Series 18 in accordance with their respective entitlements and the NBC CapS — Series 1 shall be credited to the account of the Bank. The Bank will mail notice of the occurrence of the Loss Absorption Event to the Trust within 10 days of such event. If for any reason the Automatic Exchange does not result in the exchange of all NBC CapS — Series 1 then outstanding for Bank Preferred Shares Series 18, the Trust will redeem each NBC CapS — Series 1 not so surrendered for 40 Bank Preferred Shares Series 18. The Trust will have the right, pursuant to the Subscription Right, to have the Bank issue to the Trust a sufficient number of Bank Preferred Shares Series 18 for that purpose.

Upon an Automatic Exchange, each of the Bank and the Trust reserves the right not to deliver Bank Preferred Shares Series 18 to any Ineligible Person or to any person who would as a result of such delivery become a Significant Shareholder. In such circumstances, the Exchange Trustee will hold all Bank Preferred Shares Series 18 that would otherwise be issued to Ineligible Persons or Significant Shareholders, as their agent, and the Exchange Trustee will attempt to sell such Bank Preferred Shares Series 18 (to parties other than the Bank and its affiliates) on their behalf. Such sales, if any, will be made at any time and any price. Neither of the Bank or the Exchange Trustee will be subject to any liability for failing to sell Bank Preferred Shares Series 18 on behalf of any such Ineligible Persons or Significant Shareholders or at any particular price on any particular day. The net proceeds received by the Exchange Trustee from the sale of any Bank Preferred Shares Series 18 will be divided among Ineligible Persons and the Significant Shareholders in proportion to the number of Bank Preferred Shares Series 18 that would otherwise have been deliverable to them, after deducting the costs of sale and any applicable withholding taxes. The Exchange Trustee will make payment of the aggregate net proceeds to CDS (if the NBC CapS — Series 1 are then held in the book-entry only system) or to the registrar and transfer agent (in all other cases) for distribution to such Ineligible Persons and Significant Shareholders in accordance with CDS Procedures or otherwise.

If an Automatic Exchange were to occur and Bank Preferred Shares Series 18 are issued in exchange for NBC CapS — Series 1, the cost-effective nature of the regulatory capital raised by the Bank through the issuance of the NBC CapS — Series 1 (assuming the Superintendent approves the inclusion of the NBC CapS — Series 1 as Tier 1 Capital of the Bank) would be lost. Accordingly, it is in the interest of the Bank to ensure that a Loss Absorption Event does not occur, although the events that could give rise to a Loss Absorption Event may be beyond its control.

Non-Resident Ownership Restrictions

Non-residents of Canada within the meaning of the Tax Act may not own in the aggregate more than 50% of the Trust Capital Securities outstanding at any time. The Trust will not accept any subscription for Trust Capital Securities from any person, issue any Trust Capital Securities to any person or register or otherwise recognize a transfer of any Trust Capital Securities to any person if, after giving effect thereto, more than 50% of the outstanding Trust Capital Securities would be held or beneficially owned, directly or indirectly, by non-residents of Canada. The Declaration of Trust includes a mechanism to permit the Trust to sell Trust Capital Securities held by such persons, upon notice, including NBC CapS — Series 1, in order to remedy any contravention of this restriction.

Extinguishment of Rights of Holders

As of the time of exchange, each holder of NBC CapS — Series 1 surrendered for exchange will cease to be a holder thereof and all rights of such holder as a security holder of the Trust will cease. Such holder after that time will be deemed to be for all purposes and will be for all purposes a holder of Bank Preferred Shares Series 17 or Bank Preferred Shares Series 18, as the case may be (unless payment in the form of Bank Preferred Shares Series 17 or Bank Preferred Shares Series 18 is not made). The NBC CapS — Series 1 surrendered for exchange pursuant to the Holder Exchange Right will be cancelled and will not be reissued.

Purchase for Cancellation

On and after •, 2011, the NBC CapS — Series 1 may be purchased at any time, in whole or in part, by the Trust, at the direction of the holder of the Special Trust Securities. The purchases may be made in the open market or by tender or private contract at any price. Any such purchases will require Superintendent Approval. NBC CapS — Series 1 purchased by the Trust will be cancelled and will not be reissued.

Rights on Termination of the Trust

As long as any NBC CapS — Series 1 are outstanding and held by any person other than the Bank, the Trust may only be terminated with the approval of the Bank, as sole holder of the Special Trust Securities and with Superintendent Approval (i) upon the occurrence of a Special Event prior to June 30, 2011, or (ii) for any reason on June 30, 2011 or on December 31, 2011, or on the last day of June and December of each year thereafter. The Declaration of Trust provides that holders of NBC CapS — Series 1 are not entitled to initiate proceedings for the termination of the Trust.

Holders of each series of outstanding Trust Capital Securities and the holder of Special Trust Securities will rank *pari passu* in the distribution of the property of the Trust in the event of a termination of the Trust, after the discharge of claims of creditors, if any. The entitlement of the holder of the NBC CapS — Series 1 on a termination of the Trust will be determined by multiplying the Early Redemption Price (if the termination is as a result of action taken by the Bank and occurs prior to June 30, 2016), or the Redemption Price (in all other cases), in either case, by a fraction, the numerator of which is the value of the Trust Assets to be distributed to holders of Trust Securities and the denominator of which is an amount equal to the sum of (i) the aggregate Early Redemption Prices of all NBC CapS — Series 1 then outstanding if the termination is as a result of action taken by the Bank and occurs prior to June 30, 2016, (ii) the aggregate Redemption Prices of all NBC CapS — Series 1 then outstanding and not provided for under (i) above, and (iii) an amount equal to the aggregate subscription price for all Special Trust Securities then outstanding (such fraction being the "Termination Distribution Ratio"). Should additional series of Trust Capital Securities be issued, then the Termination Distribution Ratio will be adjusted to reflect the issuance of such additional Trust Capital Securities and to recognize that all outstanding series of Trust Capital Securities will rank *pari passu*. The entitlement of the Bank, as the holder of the Special Trust Securities, will be determined by multiplying the Bank's subscription price for all Special Trust Securities then outstanding by the Termination Distribution Ratio.

So long as any NBC CapS — Series 1 are outstanding and held by any person other than the Bank, the Bank will not approve the termination of the Trust unless the Trust has sufficient funds to pay the Early Redemption Price or the Redemption Price, as applicable. See "Description of the Trust Securities — Trust Capital Securities — Share Exchange Agreement".

Dividend Stopper Undertakings

If the Trust fails on any Regular Distribution Date to pay the Indicated Yield on the NBC CapS — Series 1 in full, the Bank has agreed for the benefit of holders of NBC CapS — Series 1 that (i) the Bank will not pay dividends on the Dividend Restricted Shares until the Dividend Payment Resumption Month, unless the Trust first pays such Indicated Yield (or the unpaid portion thereof) to the holders of all outstanding NBC CapS — Series 1. Any Indicated Yield (or portion thereof) that the Trust fails to pay to the holders of any outstanding NBC CapS — Series 1 on a Regular Distribution Date will form part of the Accumulated Unpaid Indicated Yield. It is in the interest of the Bank to ensure, to the extent within their control, that the Trust pays the Indicated Yield on all outstanding NBC CapS — Series 1 on each Regular Distribution Date so as to avoid triggering the Dividend Stopper Undertakings.

The following table indicates the relationship among the Dividend Reference Period, the Distribution Period, the Distribution Date and the Dividend Payment Resumption Month.

Dividend Reference Period	Commencement of the Current Distribution Period[1]	Distribution Date	Dividend Payment Resumption Month[2]
• to Closing Date	Closing Date	December 31, 2006	January 2008
October 2, 2006 to December 30, 2006	December 31, 2006	June 30, 2007	July 2008
April 1, 2007 to June 29, 2007	June 30, 2007	December 31, 2007	January 2009

Notes:

(1) Prior to the commencement of any Distribution Period, the question of whether the Distribution Date falling on the day after the last day of such Distribution Period will be a Regular Distribution Date or a Distribution Diversion Date, and the entitlement of holders of the NBC CapS—Series 1, will have been determined.

(2) The Dividend Payment Resumption Month is only relevant if the Trust fails to pay the Indicated Yield in full on the NBC CapS—Series 1 on any Regular Distribution Date.

Share Exchange Agreement

On closing of the Offering, the Trust, the Bank and the Exchange Trustee, as trustee for the holders of the NBC CapS — Series 1, the Bank Preferred Shares Series 17 and the Bank Preferred Shares Series 18, will enter into a share exchange agreement (the "Share Exchange Agreement") providing for, among other things:

(a) the Dividend Stopper Undertakings;

(b) the grant by the Bank to the Exchange Trustee, for the benefit of the holders of NBC CapS — Series 1, the right to exchange NBC CapS — Series 1 for Bank Preferred Shares Series 18 upon an Automatic Exchange and the grant by the Exchange Trustee on behalf of the holders of NBC CapS — Series 1 to the Bank of the right to exchange NBC CapS — Series 1 for Bank Preferred Shares Series 18 upon an Automatic Exchange; and

(c) the grant by the Bank to the Trust of the right to subscribe for Bank Preferred Shares Series 17 in order to enable the Trust to satisfy its obligations under the Holder Exchange Right where the Trust cannot otherwise satisfy such obligations pursuant to its rights under the Bank Deposit Note, and the grant by the Bank to the Trust of the right to subscribe for Bank Preferred Shares Series 18 in order to enable the Trust to redeem NBC CapS — Series 1 that have not been exchanged for Bank Preferred Shares Series 18 pursuant to the Automatic Exchange on a Loss Absorption Event (such rights being collectively referred to as the "Subscription Right").

The issuance of Bank Preferred Shares Series 17 and Bank Preferred Shares Series 18 pursuant to these rights is subject to Superintendent Approval and the obtaining of an exemption under applicable securities legislation in certain of the provinces of Canada. Applications for Superintendent Approval and these exemptions have been made by the Bank. In addition, the Bank and the Trust will take all necessary corporate action before the Closing Date to enable them to comply with their obligations in respect of these rights.

The Bank will also agree in the Share Exchange Agreement to take or refrain from taking certain actions so as to ensure that holders of NBC CapS — Series 1 will receive the benefit of the Exchange Provisions, including obtaining the requisite approval of holders of the NBC CapS — Series 1 to any amendment to the provisions of the Bank Preferred Shares Series 17 and the Bank Preferred Shares Series 18 (other than any amendments relating to the non-cumulative Preferred Shares of the Bank as a class).

The Share Exchange Agreement will also provide that:

(a) all the outstanding Special Trust Securities will be owned at all times by the Bank;

(b) as long as any NBC CapS — Series 1 are outstanding and held by any person other than the Bank, the Bank will not take any action to cause the termination of the Trust unless the Trust has sufficient funds to pay the Early Redemption Price or the Redemption Price, as applicable, and only with Superintendent Approval; and

(c) the Bank will not assign or otherwise transfer any of its obligations under the Share Exchange Agreement, except in the case of a merger, amalgamation, reorganization or a sale of substantially all of the assets of the Bank, as the case may be.

Capital Reorganizations and Amalgamations

If there is a capital reorganization, merger or amalgamation of the Bank, the Share Exchange Agreement will provide that holders of NBC CapS — Series 1 will be entitled to receive, pursuant to the Exchange Provisions, after the capital reorganization, merger or amalgamation, the number of Bank Preferred Shares Series 17 and Bank Preferred Shares Series 18 or other securities or consideration of the Bank or of a corporation resulting, surviving or continuing from the capital reorganization, merger or amalgamation that such holder would have received had its NBC CapS — Series 1 been exchanged, pursuant to the Exchange Provisions, for Bank Preferred Shares Series 17 and Bank Preferred Shares Series 18, as applicable, immediately prior to the record date of the capital reorganization, merger or amalgamation. Similarly, the terms and conditions of the Bank Deposit Note will provide that the holder of the Bank Deposit Note will be entitled to receive, after the capital reorganization, merger or amalgamation, the number of Bank Preferred Shares Series 17 and Bank Preferred Shares Series 18 or other securities or consideration of the Bank or of a corporation resulting, surviving or continuing from the capital reorganization, merger or amalgamation that such holder would have received had the Bank Deposit Note been converted into Bank Preferred Shares Series 17 and Bank Preferred Shares Series 18, as applicable, immediately prior to the record date of the capital reorganization, merger or amalgamation. The entitlement of the Trust under the Subscription Right will be similarly adjusted.

Additional Securities of the Trust

The Trust may issue, at any time and from time to time, additional Special Trust Securities of any series or Trust Capital Securities of another series without the authorization of holders of NBC CapS — Series 1. If the Trust issues additional series of Trust Capital Securities, the rights, privileges, restrictions and conditions attached to those additional series may vary materially from those of the NBC CapS — Series 1. If the Trust issues such securities, the rights of the holders of NBC CapS — Series 1 to receive the Indicated Yield from the Net Distributable Funds of the Trust on any Regular Distribution Date and the right of the holders of NBC CapS — Series 1 to receive property of the Trust on termination of the Trust will rank at least *pari passu* with the rights of the holders of Trust Capital Securities of one or more other series.

Trust Assets

Initially, the principal asset of the Trust will be the Bank Deposit Note, which will mature on June 30, 2056. If any NBC CapS — Series 1 remain outstanding as of the date of maturity of the Bank Deposit Note, the Trust will invest the proceeds received on repayment of the Bank Deposit Note in Eligible Investments acquired from the Bank. Each of the Trust and the Bank have agreed, subject to Superintendent Approval, to enter into agreements by which the assets in which the Trust may invest such proceeds after June 30, 2056 will be held by the Trust for the purpose of meeting its obligations to the holders of any Trust Capital Securities outstanding at that time.

Book-Entry Only Form

Except as otherwise provided below, the NBC CapS — Series 1 will be issued in "book-entry only" form and must be purchased or transferred through Participants in the depository service of CDS. Participants include securities brokers and dealers, banks and trust companies. On the Closing Date, the Trust will arrange for a global certificate representing the NBC CapS — Series 1 to be delivered to, and registered in the name of, CDS. Except as described below, no holder of NBC CapS — Series 1 will be entitled to a certificate or other instrument from the Trust or CDS evidencing that holder's ownership thereof, and no holder will be shown on the records maintained by CDS except through a book-entry account of a Participant acting on behalf of such holder. Each holder of NBC CapS — Series 1 will receive a customer confirmation of purchase from the registered dealer from which the NBC CapS — Series 1 are purchased in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order.

CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in the NBC CapS — Series 1. If (i) the book-entry only system ceases to exist, (ii) the Trust determines that CDS is no longer willing or able to discharge properly its responsibilities as depository with respect to the NBC CapS — Series 1 and the Trust is unable to locate a qualified successor, or (iii) the Trust at its option elects, or is required by applicable law or the rules of

any securities exchange, to withdraw the NBC CapS — Series 1 from the book-entry only system, then physical certificates representing the NBC CapS — Series 1 will be issued to holders thereof or their nominees.

None of the Bank, the Trustee, the Exchange Trustee or the Underwriters will assume any liability for (i) any aspect of the records relating to the beneficial ownership of the NBC CapS — Series 1 held by CDS or the payments or deliveries relating thereto, (ii) maintaining, supervising or reviewing any records relating to the NBC CapS — Series 1, or (iii) any advice or representation made by or with respect to CDS relating to the rules governing CDS or any action to be taken by CDS or at the direction of Participants. The rules governing CDS provide that it acts as the agent and depository for the Participants. As a result, Participants must look solely to CDS, and persons, other than Participants having an interest in the NBC CapS — Series 1, must look solely to Participants, for payments or deliveries made by or on behalf of the Trust or the Bank to CDS in respect of the NBC CapS — Series 1.

Transfers

Transfers of ownership of NBC CapS — Series 1 will be effected only through records maintained by CDS for such NBC CapS — Series 1 with respect to interests of Participants and on the records of Participants with respect to interests of persons other than Participants. Holders of NBC CapS — Series 1 who are not Participants, but who desire to purchase, sell or otherwise transfer ownership of or other interests in the NBC CapS — Series 1, may do so only through Participants. The ability of a holder to pledge NBC CapS — Series 1 or otherwise take action with respect to such holder's interest in NBC CapS — Series 1 (other than through a Participant) may be limited due to the lack of a physical certificate. See "Risk Factors — Risk Factors Specifically Associated with the NBC CapS — Series 1 — Liquidity of and Dealings in NBC CapS — Series 1".

Payments and Deliveries

The Trust will make, or cause to be made, payments of the Indicated Yield in respect of NBC CapS — Series 1 to CDS as the registered holder of the NBC CapS — Series 1 and the Trust understands that the payments will be forwarded by CDS to Participants in accordance with CDS Procedures. Deliveries of Bank Preferred Shares Series 17 in respect of the exercise of the Holder Exchange Right or deliveries of Bank Preferred Shares Series 18 upon an Automatic Exchange will be made by or on behalf of the Trust to CDS as the registered holder of the NBC CapS — Series 1 and the Trust understands that such shares will be forwarded by CDS to Participants in accordance with CDS Procedures. As long as CDS is the registered owner of the NBC CapS — Series 1, except for tax purposes, CDS will be considered the sole owner of the NBC CapS — Series 1 for the purposes of receiving payments on the NBC CapS — Series 1, including payment of the Indicated Yield and the Early Redemption Price or Redemption Price on a redemption of the NBC CapS — Series 1 by the Trust, or the delivery of the Bank Preferred Shares Series 17 and the Bank Preferred Shares Series 18 upon the exercise or operation of the Exchange Provisions. As long as the NBC CapS — Series 1 are held in the CDS book-entry only system, the responsibility and liability of the Trustee and/or the Bank in respect of the NBC CapS — Series 1 is limited to making payment of any amount due on the NBC CapS — Series 1 and/or making delivery of the Bank Preferred Shares Series 17 and the Bank Preferred Shares Series 18 in respect thereof to CDS or its nominee, as registered holder of NBC CapS — Series 1.

Special Trust Securities

Voting Rights

The Declaration of Trust will provide that the Special Trust Securities are voting. The holder of Special Trust Securities will be entitled to vote in respect of, among other things (i) the termination of the Trust, as set forth under "Description of the Trust Securities — Trust Capital Securities — Rights on Termination of the Trust", (ii) the removal and replacement of the Trustee and (iii) the removal and replacement of the Administrative Agent.

Distributions

On any Regular Distribution Date, the holder of the Special Trust Securities will be entitled to receive the Net Distributable Funds, if any, of the Trust remaining after payment of the Indicated Yield on the NBC CapS — Series 1. On a Distribution Date that is a Distribution Diversion Date, the holder of the Special Trust Securities will be entitled to receive the Net Distributable Funds, if any, of the Trust and payment of the Indicated Yield will not be made on the NBC CapS — Series 1. On a Bank Deposit Note Interest Payment Date that is also a Distribution Diversion Date, the interest then due and payable on the Bank Deposit Note will be paid to the Trust which will then distribute such amount to the holder of the Special Trust Securities to the extent of the Net Distributable Funds.

Redemption

The Trust, with the consent of the holder of the Special Trust Securities, may redeem all or part of the Special Trust Securities at any time but will not redeem all unless there are no Trust Capital Securities outstanding. Any such redemption will require Superintendent Approval.

Rights on Termination of the Trust

In the event of a termination of the Trust, after the discharge of the obligations of the Trust to creditors, the holder of the Special Trust Securities will be entitled to participate, *pari passu* with the holders of the NBC CapS — Series 1, in the distribution of the remaining property of the Trust. On a termination of the Trust, the holder of the Special Trust Securities will be entitled to receive an amount equal to the subscription price of the Special Trust Securities then outstanding multiplied by the Termination Distribution Ratio.

DESCRIPTION OF SHARE CAPITAL OF THE BANK

The authorized capital of the Bank consists of: (i) an unlimited number of Common Shares, without par value; (ii) an unlimited number of First Preferred Shares, without par value, issuable for a maximum aggregate consideration of $1 billion or the equivalent thereof in foreign currencies; and (iii) 15 million Second Preferred Shares, without par value, issuable for a maximum aggregate consideration of $300 million or the equivalent thereof in foreign currencies. As at May 18, 2006, there were 162,376,529 Common Shares, 16 million First Preferred Shares and no Second Preferred Shares issued and outstanding.

Certain Provisions of the Bank Preferred Shares Series 17 and 18

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Bank Preferred Shares Series 17 and the Bank Preferred Shares Series 18 (for the purposes of this section, the Bank Preferred Shares Series 17 and the Bank Preferred Shares Series 18 are collectively referred to as the "Bank Exchange Preferred Shares"). This summary is qualified in its entirety by the by-laws of the Bank and the actual terms and conditions of the Bank Exchange Preferred Shares.

Dividends

Holders of Bank Preferred Shares Series 17 will be entitled to receive semi-annual non-cumulative preferential cash dividends, as and when declared by the Board of Directors and subject to the provisions of the Bank Act, equal to $• per share (representing an annual yield of •%), payable on the last day of June and December in each year (each, a "Dividend Payment Date" for the purposes of this paragraph). Holders of Bank Preferred Shares Series 18 will be entitled to receive semi-annual non-cumulative preferential cash dividends, as and when declared by the Board of Directors and subject to the provisions of the Bank Act, equal to $• per share (representing an annual yield of •%), payable on each Dividend Payment Date. If the Board of Directors does not declare the dividends, or any part thereof, on the Bank Exchange Preferred Shares on or before the Dividend Payment Date for a particular semi-annual period, the rights of the holders of the Bank Exchange Preferred Shares to receive such dividends, or any part thereof, for such semi-annual period will be extinguished.

Redemption

The Bank Exchange Preferred Shares will not be redeemable prior to June 30, 2011. On and after that date, but subject to the provisions of the Bank Act and Superintendent Approval and the provisions described below under "Restrictions on Dividends and Retirement of Shares", the Bank may redeem at any time all, or from time to time any part, of the outstanding Bank Exchange Preferred Shares, without the consent of the holders, by the payment of an amount in cash for each such share so redeemed equal to (i) $26.00 per share if redeemed on or prior to June 30, 2012; (ii) $25.75 per share if redeemed after June 30, 2012 and on or prior to June 30, 2013; (iii) $25.50 per share if redeemed after June 30, 2013 and on or prior to June 30, 2014; (iv) $25.25 per share if redeemed after June 30, 2014 and on or prior to June 30, 2015; or (v) $25.00 per share if redeemed after June 30, 2015, plus, in each case, all declared and unpaid dividends up to but excluding the date fixed for redemption.

Written notice of any redemption will be given by the Bank at least 30 days and not more than 60 days prior to the date fixed for redemption. If less than all the outstanding Bank Exchange Preferred Shares are at any time to be redeemed, the shares to be redeemed will be selected by lot (in single shares or in units of 10 shares or less) or in such other manner as the Board of Directors may determine.

Presentation for Redemption or Sale

A redemption or sale by a holder of the Bank Exchange Preferred Shares will be effected by the holder transferring its Bank Exchange Preferred Shares to be redeemed or sold, as the case may be, to the account of the Bank or other designated affiliate of the Bank in CDS (or, if the Bank Exchange Preferred Shares are not then issued in book-entry only form, by depositing with the transfer agent for the Bank Exchange Preferred Shares, at one of its principal offices, certificates representing such Bank Exchange Preferred Shares).

Purchase for Cancellation

On and after June 30, 2011, but subject to the provisions of the Bank Act, Superintendent Approval and the provisions described below under "Restrictions on Dividends and Retirement of Shares", the Bank may at any time purchase for cancellation any Bank Exchange Preferred Shares in the open market or by tender or private contract at any price.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Bank, the holders of the Bank Exchange Preferred Shares will be entitled to receive $25 per share, together with any declared and unpaid dividends to the date of payment, before any amount will be paid or any assets of the Bank distributed to the holders of the Bank Common Shares or any shares ranking junior to the Bank Exchange Preferred Shares. The holders of the Bank Exchange Preferred Shares will not be entitled to share in any further distribution of the property or assets of the Bank.

Restrictions on Dividends and Retirement of Shares

So long as any series of the Bank Exchange Preferred Shares are outstanding, the Bank will not at any time, without the approval of the holders of such series of the Bank Exchange Preferred Shares given as specified below under "Bank Preferred Shares Series 17 and 18 Shareholder Approval":

(a) declare or pay or set aside for payment any dividend on the Bank Common Shares or any other shares ranking junior to the series of the Bank Exchange Preferred Shares (other than share dividends payable in the form of shares ranking junior to the series of the Bank Exchange Preferred Shares);

(b) redeem, purchase or otherwise retire any Bank Common Shares or any other shares ranking junior to the series of the Bank Exchange Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the series of the Bank Exchange Preferred Shares);

(c) redeem, purchase or otherwise retire less than all the series of the Bank Exchange Preferred Shares; or

(d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Bank, redeem, purchase or otherwise retire any other shares ranking on a parity with the series of the Bank Exchange Preferred Shares;

unless, in each case, all dividends on the series of the Bank Exchange Preferred Shares up to and including those payable on the Dividend Payment Date for the last completed period for which dividends are payable and in respect of which the rights of holders have not been extinguished, and all dividends then accrued on all other shares ranking senior to or on a parity with the series of the Bank Exchange Preferred Shares up to the immediately preceding respective date or dates for payment and in respect of which the right of the holders thereof have not been extinguished, have been declared and paid or set aside for payment.

Issue of Additional Series of First Preferred Shares

The Bank may issue other series of First Preferred Shares ranking on parity with the Bank Exchange Preferred Shares, without the authorization of the holders of the Bank Exchange Preferred Shares, if at the date of such issuance all cumulative dividends up to and including the dividend payment for the last completed period for which such cumulative dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of First Preferred Shares then issued and outstanding and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment in respect of each series of non-cumulative First Preferred Shares then issued and outstanding.

Amendments to Bank Preferred Shares Series 17 and 18

The Bank will not, without the approval of the holders of the Bank Exchange Preferred Shares and any holders of NBC CapS — Series 1 then outstanding given as described below, delete or vary any rights, privileges, restrictions and conditions attaching to the Bank Exchange Preferred Shares. In addition to this approval, the Bank will not without, but may from time to time with, Superintendent Approval, make any such deletion or variation which might affect the classification

afforded the Bank Exchange Preferred Shares from time to time for capital adequacy requirements pursuant to the Bank Act or the Capital Guidelines.

Bank Preferred Shares Series 17 and 18 Shareholder Approvals

The approval of any amendments to the rights, privileges, restrictions and conditions attaching to a series of the Bank Exchange Preferred Shares or all series of the Bank Exchange Preferred Shares, respectively, may be given by a resolution carried by the affirmative vote of not less than 66⅔% of the votes cast at a meeting of holders of such series of the Bank Exchange Preferred Shares or all series of the Bank Exchange Preferred Shares, respectively, at which at least 25% of the outstanding shares of the series or all series, respectively, is represented or, if no quorum is present at that meeting, at a meeting following such adjourned meeting at which no quorum requirement would apply. Pursuant to the Share Exchange Agreement, the Bank will agree that, for as long as the NBC CapS — Series 1 remain outstanding, no amendment will be made to the rights, privileges, restrictions and conditions of the Bank Exchange Preferred Shares (other than any amendments relating to the Bank Exchange Preferred Shares as a class) without the prior approval of 66⅔% of the holders of the NBC CapS — Series 1.

Voting Rights

Subject to applicable law, the holders of the Bank Exchange Preferred Shares as such will not be entitled to receive notice of or to attend or to vote at any meeting of the shareholders of the Bank unless and until the first time at which the Board of Directors has not declared the whole dividend on any of the Bank Exchange Preferred Shares in any semi-annual period. In that event, the holders of the Bank Exchange Preferred Shares will be entitled to receive notice of and to attend only meetings of shareholders at which directors are to be elected and will be entitled to elect one director at such meeting and, for that purpose, will have one vote for each Bank Exchange Preferred Share held. The voting rights of the holders of the Bank Exchange Preferred Shares will cease upon payment by the Bank of the first dividend on the Bank Exchange Preferred Shares to which the holders are entitled after the time such voting rights first arose. The voting rights shall become effective from time to time in accordance with these rules.

Book-Entry Only Form

Unless the Bank elects otherwise, the Bank Exchange Preferred Shares will be issued in "book-entry only" form, and may be purchased, held and transferred in substantially the same manner as the NBC CapS — Series 1. See "Description of the Trust Securities — Trust Capital Securities — Book-Entry Only Form".

Listing of Bank Preferred Shares Series 17 and 18

Pursuant to the Share Exchange Agreement, the Bank will undertake to list on the TSX any Bank Preferred Shares Series 17 or Bank Preferred Shares Series 18 issued upon the exercise of the Exchange Provisions.

Dividend Policy

The declaration and payment of future dividends and the amount thereof will be subject to the discretion of the Board of Directors, and will be dependent upon the results of operations, financial condition, cash requirements and future prospects of, and regulatory restrictions on the payment of dividends by, the Bank and other factors deemed relevant by the Board of Directors. In certain circumstances, the Bank may not declare dividends on the Bank Common Shares, the First Preferred Shares and the Second Preferred Shares. See "Description of the Trust Securities — Trust Capital Securities — Dividend Stopper Undertakings" and "Bank Act Restrictions".

BANK ACT RESTRICTIONS

The Bank Act contains restrictions on the issue, transfer, acquisition, beneficial ownership and voting of all shares of a chartered bank. The following is a summary of such restrictions. No person, or persons acting jointly or in concert, shall be a major shareholder of a bank if the bank has equity of $5 billion or more. While the equity of the Bank is less than $5 billion and the Bank Act would otherwise permit a person to own up to 65% of any class of shares of the Bank, the Bank is deemed to be a bank to which the ownership restrictions for banks with equity of $5 billion or more apply until the Minister of Finance (Canada) specifies, on application by the Bank, that these restrictions no longer apply to the Bank.

A person is a major shareholder of a bank where (i) the aggregate of shares of any class of voting shares owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person is more than 20% of that class of voting shares; or (ii) the aggregate of shares of any class of non-voting shares beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person is more than 30% of that class of non-voting shares. No person, or persons acting jointly or in concert, shall have a significant interest in any class of shares of a bank, including the Bank, unless the person first receives the approval of the

Minister of Finance (Canada). For purposes of the Bank Act, a person has a significant interest in a class of shares of a bank where the aggregate of any shares of the class beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person (as contemplated by the Bank Act) exceeds 10% of all of the outstanding shares of that class of shares of such bank.

Purchasers of NBC CapS — Series 1 (and Participants) may be required to furnish declarations relating to ownership (and ownership by clients of such Participants) in a form prescribed by the Bank. The Bank may not register a transfer or issue shares to a person who has failed to obtain any requisite approval of the Minister of Finance as described above and such person is prohibited from exercising any voting rights attaching to such shares of the Bank.

The Bank Act also prohibits the registration of a transfer or issue of any shares of the Bank to Her Majesty in right of Canada or of a province or any agent or agency of Her Majesty in either of those rights, or to government of a foreign country or any political subdivision, agent or agency of an of them.

The Bank Act prohibits any person from exercising voting rights attached to shares of the Bank beneficially owned by Her Majesty in right of Canada or of a province or any agent or agency of Her Majesty in either of those rights, or by the government of a foreign country, or any political subdivision, agent or agency of any of them.

Under the Bank Act, the Bank cannot redeem or purchase any of its shares, including the Bank Preferred Shares Series 17 or the Bank Preferred Shares Series 18 unless the consent of the Superintendent has been obtained. In addition, the Bank Act prohibits the payment to purchase or redeem any shares or the payment of a dividend if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of the Bank Act requirement to maintain, in relation to its operations, adequate capital and appropriate forms of liquidity and to comply with any regulations or directions of the Superintendent in relation thereto. In addition, under the Bank Act, the Bank is restricted from declaring and paying a dividend in any financial year without Superintendent Approval if, on the day the dividend is declared, the total of all dividends paid by the Bank in that year would exceed the aggregate of the Bank's net income up to that day in the year and of its retained net income for the preceding two financial years.

DESCRIPTION OF THE BANK DEPOSIT NOTE

The following is a summary of the terms and conditions attaching to the Bank Deposit Note. This summary is qualified in its entirety by the terms of the Bank Deposit Note.

Interest

Interest on the Bank Deposit Note will be payable at a fixed annual rate of •%, payable in equal semi-annual installments in arrears of $• per $1,000 principal amount of the Bank Deposit Note on each Bank Deposit Note Interest Payment Date, commencing December 31, 2006 to and including June 30, 2016. Following June 30, 2016, the Bank Deposit Note will bear interest at a fixed annual rate equal to the Bankers' Acceptance Rate in effect during the Distribution Period immediately preceding the relevant Bank Deposit Note Interest Payment Date plus •%. The initial interest payment due on December 31, 2006 will be approximately $• per $1,000 principal amount of the Bank Deposit Note, assuming a Closing Date of •, 2006. Interest on the Bank Deposit Note will be payable to the Trust on every Bank Deposit Note Interest Payment Date regardless of whether that date is a Regular Distribution Date or a Distribution Diversion Date.

Redemption at the Option of the Bank

On and after June 30, 2011 and on any Bank Deposit Note Interest Payment Date thereafter, the Bank Deposit Note will be redeemable at the option of the Bank in whole or in part without the consent of the holder, subject to Superintendent Approval and upon not less than 30 nor more than 60 days' prior written notice by the Bank for an amount in cash equal to (i) a cash amount per $1,000 principal amount of the Bank Deposit Note to be redeemed equal to the greater of (A) an amount equal to $1,000 plus any accrued and unpaid interest thereon to, but excluding, the date of redemption per $1,000 principal amount of the Bank Deposit Note to be redeemed (the "Deposit Note Redemption Price") and (B) the Deposit Note Canada Yield Price (the greater of (A) and (B) being the "Deposit Note Early Redemption Price"), if the Bank Deposit Note is redeemed prior to June 30, 2016 and (ii) the Deposit Note Redemption Price, if the Bank Deposit Note is redeemed on or after June 30, 2016. If the Bank has redeemed the Bank Deposit Note, in whole or in part, the Trust will be required to redeem a corresponding amount of NBC CapS — Series 1. It is the intention of the Trust to use the proceeds of redemption received in respect of the Bank Deposit Note to make payment to the holders of the NBC CapS — Series 1 to be redeemed, as required.

"Deposit Note Canada Yield Price" means a price per $1,000 principal amount of the Bank Deposit Note to be redeemed calculated to provide an annual yield thereon to June 30, 2016 equal to the Government of Canada Yield plus •%, determined on the Business Day immediately preceding the date on which the Bank has given notice of the redemption of the

Bank Deposit Note (including as a result of the occurrence of a Special Event) plus accrued and unpaid interest thereon to the date of redemption.

Conversion at Option of the Holder

Each $1,000 principal amount of the Bank Deposit Note will be convertible at any time at the option of the holder into 40 Bank Preferred Shares Series 17. The Trust will exercise its right to convert the Bank Deposit Note in circumstances in which holders of NBC CapS — Series 1 exercise the Holder Exchange Right to acquire Bank Preferred Shares Series 17, so as to enable the Trust to fulfill its obligations under the Holder Exchange Right. Upon any such conversion of the Bank Deposit Note, the Bank Preferred Shares Series 17 so acquired by the Trust will be delivered to the holders of NBC CapS — Series 1 who have exercised the Holder Exchange Right in accordance with their respective entitlements.

The right to convert the Bank Deposit Note into Bank Preferred Shares Series 17 is called the "Deposit Note Conversion Right".

Redemption Upon Special Event

Upon the occurrence of a Special Event, the Bank, at its option, and with Superintendent Approval, and on not less than 30 nor more than 90 days prior written notice, may redeem at any time the Bank Deposit Note in whole (but not in part), without the consent of the holder, for an amount in cash for each $1,000 principal amount of each Bank Deposit Note being redeemed equal to (i) the Deposit Note Early Redemption Price, if the Bank Deposit Note is redeemed prior to June 30, 2016, and (ii) the Deposit Note Redemption Price, if the Bank Deposit Note is redeemed on or after June 30, 2016. If the Bank has redeemed the Bank Deposit Note, the Trust will be required to redeem all of the NBC CapS — Series 1.

Purchase for Cancellation

On and after June 30, 2011, the Bank Deposit Note may be purchased, in whole or in part, subject to the provisions of the Bank Act and Superintendent Approval, in the open market or by tender or by private contract at any price. Any part of the Bank Deposit Note purchased by the Bank will be cancelled and will not be reissued.

Events of Default

Failure by the Bank to make payments or to satisfy its other obligations under the Bank Deposit Note will not entitle the Trust to accelerate the Bank Deposit Note.

Priority of the Bank Deposit Note

The Bank Deposit Note will rank on a parity with all other deposit and unsubordinated liabilities of the Bank. Upon any distribution of assets of the Bank to creditors upon any dissolution, winding-up, liquidation, reorganization, bankruptcy or insolvency, all principal and accrued interest due on the Bank Deposit Note must be paid in full before holders of junior or subordinated debentures are entitled to receive any payment. If a liquidation, dissolution or winding-up of the Bank occurs, the Bank Deposit Note will rank in priority to any shares of the Bank with respect to payments and the distribution of assets.

Maturity Date

The Bank Deposit Note will mature on June 30, 2056. On maturity of the Bank Deposit Note, the Bank will be required to pay the principal amount of the Bank Deposit Note and any accrued and unpaid interest thereon to the Trust in cash. If any NBC CapS — Series 1 remain outstanding as of that date, the Trust will invest the proceeds received on repayment of the Bank Deposit Note in Eligible Investments, for a price equal to the fair market value thereof. If, following maturity of the Bank Deposit Note, a holder of NBC CapS — Series 1 exercises the Holder Exchange Right, the Trust will subscribe for, and the Bank has agreed to issue, pursuant to the Subscription Right, Bank Preferred Shares Series 17 to satisfy the Trust's obligation to deliver 40 Bank Preferred Shares Series 17 for each NBC CapS — Series 1 tendered for exchange pursuant to the exercise of the Holder Exchange Right. The Bank Preferred Shares Series 17 tendered will then be delivered to the relevant holders of NBC CapS — Series 1 and the NBC CapS — Series 1 will be cancelled.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of McCarthy Tétrault LLP, counsel to the Trust, and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to the Trust and a holder of NBC CapS — Series 1 who acquires NBC CapS — Series 1 under the Offering and who, for purposes of the Tax Act and at all relevant times, (i) is resident or deemed to be resident in Canada, (ii) deals at arm's length and is not affiliated with the Bank or the Trust, (iii) holds NBC CapS — Series 1, any Bank Preferred Shares Series 17 or any Bank Preferred Shares Series 18 as capital property, (iv) is not exempt from tax under Part I of the Tax Act, and (v) does not hold NBC CapS — Series 1, any Bank Preferred Shares Series 17 or any Bank Preferred Shares Series 18 in a Deferred Income Plan or other tax-exempt plan. This summary does not take into account the "mark-to-market" rules contained in the Tax Act which apply to certain financial institutions. Furthermore, the part of this summary dealing with the Bank Preferred

Shares Series 17 and the Bank Preferred Shares Series 18 does not apply to a specified financial institution (as defined in the Tax Act) that receives (or is deemed to receive), alone or together with persons with whom it does not deal at arm's length, in the aggregate dividends in respect of more than 10% of the Bank Preferred Shares Series 17 or the Bank Preferred Shares Series 18 outstanding at the time a dividend is received. This summary also assumes that all issued and outstanding Bank Preferred Shares Series 17 and Bank Preferred Shares Series 18 are listed on a prescribed stock exchange in Canada (as defined in the Tax Act) at such times as dividends (including deemed dividends) are paid or received on such shares.

The summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor. Consequently, investors are urged to consult their own tax advisors with respect to their particular circumstances.

This summary is based upon the current provisions of the Tax Act and the regulations issued thereunder, all specific proposals to amend the Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and counsel's understanding of the current administrative and assessing policies of the Canada Revenue Agency (the "Agency"). This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account any changes in law or administrative and assessing policies, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any other federal tax considerations or provincial, territorial or foreign tax considerations. With respect to the proposed amendments to the Tax Act and the regulations, no assurance can be given that the proposed amendments will become law as proposed or at all.

NBC CapS — Series 1

Taxation of the Trust

The Declaration of Trust requires that, in each taxation year of the Trust, the net income, including net realized taxable capital gains, if any, of the Trust as would otherwise be taxable in the Trust will be payable to holders of Trust Securities. Consequently, the Trust will not be liable for income tax under Part I of the Tax Act. Capital or income losses incurred by the Trust cannot be allocated to holders of the Trust Securities but may, subject to certain limitations, be deducted by the Trust from taxable capital gains or net income realized in other years. As a registered investment, the Trust is potentially subject to special taxes under the Tax Act. The Declaration of Trust requires the Trust to restrict its investments to the effect that it is not expected to be subject to any of these special taxes.

The Tax Act provides for a special tax on the designated income of certain trusts which have designated beneficiaries. This special tax will not apply to the Trust.

Taxation of Holders of NBC CapS — Series 1

Distributions

A holder of NBC CapS — Series 1 will be required to include in computing its income for a taxation year all net income, including net realized taxable capital gains, if any, paid or payable to it in that taxation year. All or substantially all of the amounts payable to holders of NBC CapS — Series 1 are expected to be treated as income from a trust, rather than capital gains, for income tax purposes.

Disposition

A holder of NBC CapS — Series 1 who disposes of or is deemed to dispose of NBC CapS — Series 1 will generally realize a capital gain (or sustain a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the NBC CapS — Series 1 to the holder. A disposition or deemed disposition of a holder's NBC CapS — Series 1 will be considered to occur on, among other events: (i) an exchange of the NBC CapS — Series 1 for Bank Preferred Shares Series 17 pursuant to the exercise by a holder of the Holder Exchange Right (in which event a holder's proceeds of disposition generally will be equal to the fair market value of the Bank Preferred Shares Series 17 received on the exchange), (ii) an exchange of the NBC CapS — Series 1 for Bank Preferred Shares Series 18 pursuant to the operation of the Automatic Exchange (in which event a holder's proceeds of disposition generally will be equal to the fair market value of the Bank Preferred Shares Series 18 received on the exchange), (iii) a redemption of the NBC CapS — Series 1 on the Trust Special Event Redemption Right or the Trust Redemption Right (in which event a holder's proceeds of disposition will be equal to the Redemption Price; in cases where the Early Redemption Price is payable, the excess of the Early Redemption Price over the Redemption Price will be allocated to the holder as income) and (iv) a termination of the Trust.

Share Exchange Agreement

The Bank and the Trust have been advised by National Bank Financial Inc. that the value to holders of the rights under the Share Exchange Agreement is nominal and, therefore, the Bank is of the view that no amount should be allocated to such rights. However, this determination is not binding on the Agency.

Bank Common Shares and Bank Preferred Shares Series 17 and 18

Dividends

Dividends (including deemed dividends) received on the Bank Preferred Shares Series 17 or the Bank Preferred Shares Series 18 by an individual will be included in the individual's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. On May 2, 2006, the Minister of Finance announced a proposal to enhance the gross-up and tax credit available for eligible dividends, including dividends paid by public corporations, paid after 2005 to eligible shareholders. Dividends (including deemed dividends) on the Bank Preferred Shares Series 17 or the Bank Preferred Shares Series 18 received by a corporation to which this part of the summary applies will be included in computing its income and will generally be deductible in computing its taxable income.

The Bank Preferred Shares Series 17 and the Bank Preferred Shares Series 18 will be taxable preferred shares as defined in the Tax Act. The terms of the Bank Preferred Shares Series 17 and the Bank Preferred Shares Series 18 require the Bank to make an election under Part VI.1 of the Tax Act so that corporate shareholders will not be subject to tax under Part IV.1 of the Tax Act on dividends received (or deemed to be received) on the Bank Preferred Shares Series 17 and the Bank Preferred Shares Series 18.

A private corporation, as defined in the Tax Act, or any other corporation controlled, whether by reason of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a 33⅓% refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Bank Preferred Shares Series 17 and the Bank Preferred Shares Series 18 to the extent such dividends are deductible in computing its taxable income.

Redemption

If the Bank redeems for cash or otherwise acquires the Bank Preferred Shares Series 17 and the Bank Preferred Shares Series 18, respectively, other than by a purchase in the manner in which these shares are normally purchased by a member of the public in the open market, the holder will be deemed to have received a dividend equal to the amount, if any, paid by the Bank, as applicable, in excess of the paid-up capital of such shares at such time. The difference between the amount paid and the amount of the deemed dividend will be treated as proceeds of disposition for the purposes of computing the capital gain or capital loss arising on the disposition of such shares. In the case of a corporate shareholder, it is possible that in certain circumstances all or part of the amount so deemed to be a dividend may be treated as proceeds of disposition and not as a dividend.

Other Dispositions

A holder of Bank Preferred Shares Series 17 or Bank Preferred Shares Series 18 who disposes of or is deemed to dispose of the Bank Preferred Shares Series 17 or the Bank Preferred Shares Series 18 will generally realize a capital gain (or sustain a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to the holder thereof. The amount of any deemed dividend arising on the redemption, acquisition or cancellation by the Bank of the Bank Preferred Shares Series 17 or the Bank Preferred Shares Series 18 will generally not be included in computing a holder's proceeds of disposition for purposes of computing the capital gain or loss arising on the disposition of such shares. If the shareholder is a corporation, any such capital loss may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received on such shares. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

Tax Treatment of Capital Gains and Losses

Generally, one-half of a capital gain will be included in computing the holder's income as a taxable capital gain and one-half of a capital loss may be deducted from the holder's taxable capital gains in accordance with the rules contained in the Tax Act. Taxable capital gains of a Canadian-controlled private corporation may be subject to an additional refundable tax of 6⅔% of such taxable gains. Capital gains realized by an individual may give rise to alternative minimum tax under the Tax Act.

PLAN OF DISTRIBUTION

Pursuant to an agreement (the "Underwriting Agreement") dated •, 2006 between the Trust, the Bank and National Bank Financial Inc., •, • and • (collectively, the "Underwriters"), the Trust has agreed to sell, and the Underwriters have agreed to purchase, on •, 2006, or on such other date not later than •, 2006 as may be agreed upon, all but not less than all of the • NBC CapS — Series 1 at a price of $1,000 per NBC CapS — Series 1, subject to the terms and conditions set forth in the Underwriting Agreement. The Trust has agreed to pay to the Underwriters a fee of $10.00 for each NBC CapS — Series 1 sold. Based on the expected sales of the NBC CapS — Series 1, the aggregate Underwriters' fee will be $•.

The Underwriting Agreement also provides that the Underwriters may, at their discretion, terminate their obligations thereunder upon the occurrence of certain stated events.

The Offering is being made concurrently in all provinces of Canada. The NBC CapS — Series 1 have not been and will not be registered under the *United States Securities Act of 1933*, as amended. The Underwriters have agreed not to, directly or indirectly, offer for sale or sell the NBC CapS — Series 1 in the United States or to or for the account or benefit of any U.S. Person within the meaning of applicable U.S. securities laws. The Underwriters are however obligated to take up and pay for all of the NBC CapS — Series 1 if any of the NBC CapS — Series 1 are purchased under the Underwriting Agreement.

National Bank Financial Inc., one of the Underwriters, is an indirect wholly-owned subsidiary of the Bank. Each of the Trust and the Bank is a related issuer of National Bank Financial Inc. under applicable securities legislation by virtue of the Bank's interest in the Trust and National Bank Financial Inc. The terms of the Offering were negotiated at arm's length between the Bank, the Trust and the Underwriters. National Bank Financial Inc. will not receive any benefit in connection with the Offering other than as described herein. •, an underwriter in respect of which neither the Trust nor the Bank is a related or connected issuer, has participated in the structuring and pricing of the Offering, and in the due diligence activities performed by the Underwriters for the Offering.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase NBC CapS — Series 1. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules administered by Market Regulation Services Inc. relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer when the order was not solicited during the period of distribution provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities. Pursuant to the first mentioned exception, in connection with this Offering and subject to applicable law, the Underwriters may effect the transactions which stabilize or maintain the market price of such securities at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

RATINGS

The NBC CapS — Series 1 are provisionally rated "A (low)" yn with a stable trend by DBRS, "P-2 (High)" Canadian national scale and "BBB+" global scale by S&P and "A3" by Moody's. Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of the payment capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation.

The "A (low)" yn rating assigned to the NBC CapS — Series 1 is the third highest rating of DBRS's nine rating categories, which range from AAA to C. "P-2" is the second highest of the eight categories used by S&P in its Canadian national preferred share rating scale and a "BBB+" rating by S&P is the fourth highest of the ten rating categories, which range from AAA to D used by S&P in its global scale. The "A3" rating is the third highest of nine categories of rating, which range from Aaa to C, available from Moody's for debt generally. DBRS uses "high" and "low" designations, S&P uses the "High", "Mid" and "Low" designations for its Canadian national preferred share scale and the + or w designations for its global scale, and Moody's uses "1", "2" and "3" modifiers, in each case to indicate the relative standing of the securities being rated within a particular rating category. Prospective purchasers of the NBC CapS — Series 1 should consult the relevant rating organization with respect to the interpretation and implications of the foregoing provisional ratings.

The credit ratings assigned to the NBC CapS — Series 1 are not recommendations to purchase, hold or sell the NBC CapS — Series 1. The credit ratings do not address market price or suitability for a particular investor. The credit ratings assigned to the NBC CapS — Series 1 may not reflect the potential impact of all risks on the value of the NBC CapS — Series 1. In addition, real or anticipated changes in the credit assigned to the NBC CapS — Series 1 will generally affect the market value of the NBC CapS — Series 1. There can be no assurance that these ratings will remain in effect for any given

period of time or that the ratings will not be revised or withdrawn entirely in the future by DBRS or S&P's if in their judgment circumstances so warrant.

USE OF PROCEEDS

The gross proceeds to the Trust from the sale of the NBC CapS — Series 1 will be $•. The Trust will use the gross proceeds to be received on closing of the Offering to purchase the Bank Deposit Note.

The Bank expects that the proceeds from the sale of the NBC CapS — Series 1 will be included in the Tier 1 Capital of the Bank (assuming the Superintendent approves the inclusion of NBC CapS — Series 1 as Tier 1 Capital of the Bank). See "National Bank of Canada — Capital Adequacy Requirements". The Bank intends to use the proceeds from the sale of the Bank Deposit Note for general corporate purposes.

LEGAL PROCEEDINGS

The Bank and its subsidiaries are engaged in litigation arising in the ordinary course of business. None of this litigation, however, is expected to have a material adverse effect on the consolidated financial position or results of operations of the Bank. The Trust is not engaged in any litigation.

RISK FACTORS

Investors should carefully consider the risks described below before deciding whether to invest in any NBC CapS — Series 1. Investors should also carefully consider any risks that may be described in other filings the Bank makes with securities or banking regulators including, without limitation, the section entitled "Management's Discussion and Analysis" contained in the Bank's Annual Report for the year ended October 31, 2005 incorporated by reference in this prospectus. Additional risks and uncertainties not presently known to the Bank may also impair its business operations. If it does not successfully address any of the risks described below or in other filings incorporated by reference, there could be a material adverse effect on its business, financial condition or results of operations. As a result, the Bank cannot assure an investor that it will successfully address these risks.

Risk Factors Specifically Associated with the NBC CapS — Series 1

Automatic Exchange of NBC CapS — Series 1 for Bank Preferred Shares Series 18

The purchase of NBC CapS — Series 1 involves risk with respect to the performance and capital levels of the Bank. If a Loss Absorption Event occurs, the NBC CapS — Series 1 will be automatically exchanged for Bank Preferred Shares Series 18, without the consent of the holders. These shares would then be an investment in the Bank and not in the Trust. As a result, holders of NBC CapS — Series 1 could become shareholders of the Bank at a time when the Bank's financial condition is deteriorating or when the Bank has become insolvent or bankrupt or resolved to wind-up or had been ordered wound-up or liquidated. An investment in the Bank is also subject to certain risks that are distinct from the risks associated with an investment in the Trust, including the general risks inherent in equity investments in depository institutions. In the event of a liquidation of the Bank, the claims of depositors and creditors of the Bank would be entitled to a priority of payment over the claims of holders of equity interests such as Bank Preferred Shares Series 17 or Bank Preferred Shares Series 18. If the Bank were to become insolvent or bankrupt or resolved to wind-up or was ordered wound-up or liquidated after the Automatic Exchange or if the Automatic Exchange were to occur after the insolvency of the Bank, the holders of Bank Preferred Shares Series 18 may receive, if anything, substantially less than the holders of the NBC CapS — Series 1 would have received had the NBC CapS — Series 1 not been exchanged for Bank Preferred Shares Series 18. Potential investors in the NBC CapS — Series 1 should carefully consider the description of the Bank set forth under "National Bank of Canada". See also "Description of the Trust Securities — Trust Capital Securities — Automatic Exchange".

Indicated Yield is Non-Cumulative

The Indicated Yield on the NBC CapS — Series 1 is non-cumulative. The Indicated Yield on the NBC CapS — Series 1 is payable by the Trust on each Regular Distribution Date out of the Net Distributable Funds of the Trust. If the Indicated Yield on the NBC CapS — Series 1 for any Distribution Date is not paid by reason of the occurrence of a Distribution Diversion Event, holders of NBC CapS — Series 1 will not be entitled to receive the Indicated Yield. See "Description of the Trust Securities — Trust Capital Securities — Indicated Yield".

Interest Rate Risk

Prevailing yields on similar securities will affect the market value of the NBC CapS — Series 1, Bank Preferred Shares Series 17 and Bank Preferred Shares Series 18. Assuming all other factors remain unchanged, the market value of the

NBC CapS — Series 1, Bank Preferred Shares Series 17 and Bank Preferred Shares Series 18 will decline as prevailing yields for similar securities rise.

Perpetual Nature of NBC CapS — Series 1

The NBC CapS — Series 1, Bank Preferred Shares Series 17 and Bank Preferred Shares Series 18 have no fixed final maturity date and the holders of NBC CapS — Series 1, Bank Preferred Shares Series 17 and Bank Preferred Shares Series 18 have no rights to call for the redemption of such securities.

Restrictions on Ownership of Bank Shares

Under the Bank Act, no person shall have a significant interest in any class of shares of the Bank, unless the person first receives the approval of the Minister of Finance (Canada). See "Bank Act Restrictions". Accordingly, the right of a holder to exchange all or some of the NBC CapS — Series 1 held by it may be restricted. In addition, certain holders of NBC CapS — Series 1 who are to acquire Bank Preferred Shares Series 17 and Bank Preferred Shares Series 18 upon the exercise or operation of the Exchange Provisions may have some or all of such shares disposed of on their behalf pursuant to the procedures referred to under "Description of the Trust Securities – the Trust Capital Securities – Holder Exchange Right" and "Description of the Trust Securities — the Trust Capital Securities — Automatic Exchange".

Liquidity of and Dealings in NBC CapS — Series 1

While the NBC CapS — Series 1 will be eligible for resale in the public market, it is not expected that the NBC CapS — Series 1 will be listed on any stock exchange. There can be no assurance that an active trading market will develop or be sustained or that the NBC CapS — Series 1 may be resold at or above the initial public offering price. The ability of a holder to pledge NBC CapS — Series 1 or otherwise take action with respect to its interest in NBC CapS — Series 1 (other than through a Participant) may be limited due to the lack of a physical certificate. No prediction can be made as to the effect, if any, that future issues of Trust Capital Securities, or the availability of such Trust Capital Securities for future issue, will have on the market price of issued NBC CapS — Series 1 prevailing from time to time. Issues from treasury or sales in the public market by holders of NBC CapS — Series 1 involving substantial numbers or principal amounts of NBC CapS — Series 1 in the public market, or the perception that such issues or sales could occur, could adversely affect prevailing market prices for such NBC CapS — Series 1 and the issuer's ability to raise additional capital in the equity and debt markets.

MATERIAL CONTRACTS

The material contracts to be entered into by the Trust in connection with the Offering are as follows:

1. the Declaration of Trust described under "The Trust";
2. the Administration Agreement described under "The Trust — Administrative Agent";
3. the Share Exchange Agreement described under "Description of the Trust Securities — Trust Capital Securities — Share Exchange Agreement";
4. the Subscription Agreement described under "Summary — Use of Proceeds";
5. the Deposit Note Purchase Agreement described under "The Trust — Business of the Trust";
6. the Credit Facility described under "The Trust — Liquidity"; and
7. the Underwriting Agreement described under "Plan of Distribution".

PRINCIPAL HOLDERS OF SECURITIES

It is intended that, at all times following the Closing Date, the Bank will own all of the Special Trust Securities. See "Capitalization of the Trust".

INTERESTS OF THE BANK AND ITS AFFILIATES IN MATERIAL TRANSACTIONS

Pursuant to the Administration Agreement, the Bank will administer the day-to-day operations of the Trust.

National Bank Financial Inc. is an indirect wholly-owned subsidiary of the Bank and will receive a portion of the underwriting fee payable by the Trust on account of services rendered in connection with the Offering. See "Plan of Distribution".

The Bank and its affiliates may have interests which are not identical to those of the Trust. Consequently, conflicts of interest may arise with respect to transactions, including the renewal, termination or modification of the Administration

Agreement. It is the intention of the Trust and the Bank that any agreements and transactions between the Trust, on the one hand, and the Bank and its affiliates, on the other hand, are fair to all parties and consistent with market terms and conditions. The Trustee is a wholly-owned subsidiary of the Bank.

EXPERTS

Certain legal matters in connection with the Offering will be passed upon by McCarthy Tétrault LLP, on behalf of the Trust and the Bank, and by Osler, Hoskin & Harcourt LLP, on behalf of the Underwriters. The partners, counsel and associates of McCarthy Tétrault LLP and Osler, Hoskin & Harcourt LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of security issued by the Trust and the Bank.

TRANSFER AGENT AND REGISTRAR AND EXCHANGE TRUSTEE

Computershare Trust Company of Canada will act as transfer agent, registrar and exchange trustee for the NBC CapS — Series 1 (the "Exchange Trustee"). The NBC CapS — Series 1 will be issued in book-entry only form through CDS. See "Description of the Trust Securities — Trust Capital Securities — Book-Entry Only Form". Subject to the CDS Procedures, registration and transfer of the NBC CapS — Series 1 may be effected at the principal office of CDS in Toronto, Ontario.

AUDITORS

Samson Bélair/Deloitte & Touche s.e.n.c.r.l., Chartered Accountants, Montréal, Québec are the auditors of the Trust.

PROMOTER

The Bank is the promoter of the Trust by reason of its taking the initiative in creating, structuring and promoting the Trust. The Bank will not receive any benefits, directly or indirectly, from the issuance of the NBC CapS — Series 1 other than as described in this prospectus. See "The Trust — Business of the Trust".

Under the Administration Agreement, the Bank, as Administrative Agent, will provide various services in connection with the Offering and the ongoing operations, maintenance and regulatory compliance of the Trust. The Bank will receive an administration fee under the Administration Agreement.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in several of the provinces provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission, price revision or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

INDEX OF TERMS

Accumulated Unpaid Indicated Yield....8
Administration Agreement....14
Administrative Action....18
Administrative Agent....14
Agency....29
annual filing....14
Automatic Exchange....10

Bank....1
Bank Act....10
Bank Common Shares....7
Bank Deposit Note....1
Bank Deposit Note Interest Payment Date....1
Bank Exchange Preferred Shares....24
Bank Preferred Shares....7
Bank Preferred Shares Series 17....2
Bank Preferred Shares Series 18....2
Bankers'Acceptance Rate....7
Board of Directors....9
Business Day....8

Capital Guidelines....16
CDS....9
CDS Procedures....19
Closing Date....1
Commissions....14
Credit Facility....13
Current Indicated Yield....8

DBRS....7
Declaration of Trust....1
Deferred Income Plan....5
Deposit Note Canada Yield Price....27
Deposit Note Conversion Right....28
Deposit Note Early Redemption Price....27
Deposit Note Purchase Agreement....13
Deposit Note Redemption Price....27
Distribution Date....1
Distribution Diversion Event....7
Distribution Periods....7
Dividend Payment Date....24
Dividend Payment Resumption Month....11
Dividend Reference Period....7
Dividend Restricted Shares....11
Dividend Stopper Undertakings....11
Dividends....7

Early Redemption Price....8
Eligible Investments....13
Exchange Provisions....3
Exchange Trustee....34
Extraordinary Resolution....17

Funding Note....7

Government of Canada Yield....8

Holder Exchange Right....9

Indicated Yield....1
Indicated Yield Deficit....17
Indicated Yield Ratio....17
Ineligible Person....19

Loss Absorption Event....10

Moody's....7

NBC CapS — Series 1....1
NBC CapS — Series 1 Canada Yield Price....8
Net Distributable Funds....7

Offering....1

Participants....11
Prospectus....47

Redemption Date....8
Redemption Price....8
Regular Distribution Date....7
Regulatory Event....18

S&P....7
Series Extraordinary Resolution....17
Share Exchange Agreement....21
Significant Shareholder....19
Special Event....2
Special Trust Securities....1
Subscription Agreement....7
Subscription Right....21
Superintendent....2
Superintendent Approval....2
Surrender Price....9

Tax Act....3
Tax Event....18
Termination Distribution Ratio....20
Trust....1
Trust Assets....13
Trust Capital Securities....1
Trust Redemption Right....8
Trust Securities....1
Trust Special Event Redemption Right....9
Trustee....1
TSX....2

Underwriters....31
Underwriting Agreement....31
Unpaid Indicated Yield....8

Winding-Up Act....10

COMPILATION REPORT

ON PRO FORMA BALANCE SHEET

To the Trustee of NBC Capital Trust

We have read the accompanying unaudited pro forma balance sheet of NBC Capital Trust (the "Trust") as at May •, 2006 and have performed the following procedures.

1. Compared the figures in the column captioned "As at May •, 2006" to the audited balance sheet of the Trust as at May •, 2006, and found them to be in agreement.
2. Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:
   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the pro forma balance sheet comply as to form in all material respects with the requirements of the various Securities Commission and similar authorities in Canada.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and
   (b) stated that the pro forma balance sheet comply as to form in all material respects with the requirements of the various Securities Commission and similar authorities in Canada.
3. Read the notes to the pro forma balance sheet, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
4. Recalculated the application of the pro forma adjustments to the amounts in the column captioned "As at May •, 2006" and found the amounts in the column captioned "Pro Forma as at May •, 2006" to be arithmetically correct.

A pro forma balance sheet is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma balance sheet, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.
Montréal, Canada
• 2006

NBC CAPITAL TRUST

PRO FORMA BALANCE SHEET

As at May •, 2006
(Unaudited)
(in thousands of Canadian dollars)

	As at May •, 2006	Pro Forma Adjustments	Notes	Pro Forma as at May •, 2006
Assets				
Cash	$ 1	$ •	2(a)	$ -
		•	2(b)	
		•	2(c)	
		•	2(e)	
		•	2(f)	
Bank Deposit Note	-	•	2(f)	•
	$ 1	$ •		$ •
Liabilities and Trust Capital				
Loans Payable	$ -	$ •	2(c)	$ •
Trust Capital Securities - Series 1	-	•	2(a)	•
Special Trust Securities	-	•	2(b)	•
		•	2(b)	•
Original Settlement Amount - Trust Capital	1	•	2(b)	•
Issue Costs	-	•	2(e)	•
	$ 1	$ •		$ •

NBC CAPITAL TRUST

NOTES TO PRO FORMA BALANCE SHEET

May •, 2006

(unaudited)

(in thousands of Canadian dollars except number of units)

1. BASIS OF PRESENTATION

The pro forma balance sheet is based upon the audited balance sheet of NBC Capital Trust (the "Trust") as at May •, 2006 adjusted to reflect the issue of Trust Capital Securities-Series 1, the issue of Special Trust Securities to National Bank of Canada (the "Bank"), the payment of estimated issue-related costs of $• and the purchase of the Trust Assets comprised initially of the Bank Deposit Note (each as defined in the accompanying prospectus) from the Bank.

Capitalized terms not defined in these notes have the meanings ascribed to them in the prospectus.

The pro forma balance sheet has been prepared by the Bank, as administrative agent of the Trust, in accordance with Canadian generally accepted accounting principles.

The pro forma balance sheet should be read in conjunction with the audited balance sheet of the Trust as at May •, 2006.

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The pro forma balance sheet gives effect to the following transactions and assumptions as if they had occurred on May •, 2006:

(a) the issue of • Trust Capital Securities-Series 1 for $1 each for total gross proceeds of $•;

(b) the issue of Special Trust Securities to the Bank for total gross proceeds of $•, plus the original settlement amount of $1;

(c) the Trust will borrow funds from the Bank pursuant to an unsecured credit facility extended by the Bank to the Trust (the "Credit Facility");

(d) the Trust will use the Credit Facility only for the purposes of ensuring liquidity in the normal course of the Trust's activities and to facilitate the payment by Trust of the expenses of the Offering;

(e) the estimated issue costs of $• including underwriters' fees and expenses relating to the issuance of the Trust Capital Securities-Series 1. Future income tax assets are not recognized due to the uncertainty in generating taxable income in the future;

(f) the purchase of the Bank Deposit Note from the Bank for a purchase price of $•.

AUDITORS' REPORT

To the Trustee of NBC Capital Trust

We have audited the balance sheet of NBC Capital Trust (the "Trust") as at May •, 2006. This financial statement is the responsibility of National Bank of Canada, as administrative agent of the Trust. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by the administrative agent, as well as evaluating the overall balance sheet presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Trust as at May •, 2006 in accordance with Canadian generally accepted accounting principles.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.
Montréal, Canada
•, 2006

NBC CAPITAL TRUST

BALANCE SHEET

As at May •, 2006

Assets	
Cash	$ 1,000
Liabilities and Trust Capital	
Trust Capital	$ 1,000

On behalf of the Administrative Agent of the Trustee:

(Signed) • (Signed) •

See accompanying notes

NBC CAPITAL TRUST

NOTES TO BALANCE SHEET

MAY •, 2006

1. ESTABLISHMENT AND ORGANIZATION

NBC Capital Trust (the "Trust") is an open-end trust established under the laws of Ontario by Natcan Trust Company (the "Trustee") pursuant to the Declaration of Trust dated as of May 17, 2006. An amount of $1,000 was settled on the Trust's formation and that amount will be held for the benefit of the beneficiaries. The Trust intends to make investments and to conduct its activities at all times in such a manner as to qualify as a registered investment under the *Income Tax Act* (Canada).

Unless separately defined in these notes, capitalized terms have the same meaning as given to them in the accompanying prospectus dated May •, 2006 offering Trust Capital Securities – Series 1 to the public (the "Prospectus").

2. TRUST CAPITAL

(a) Authorized Trust Capital

The Trust's authorized capital consists of an unlimited number of Trust Capital Securities issuable in series and an unlimited number of Special Trust Securities issuable in series.

(b) NBC CapS – Series 1

The NBC CapS – Series 1 are non-voting except in limited circumstances.

Holders of NBC CapS – Series 1 will be entitled to receive semi-annually non-cumulative cash distributions of the Trust's income ("Indicated Yield") of (i) $ • per NBC CapS – Series 1 on each Distribution Date that is a Regular Distribution Date from December 31, 2006 to and including June 30, 2016, representing an annual yield of • % and (ii) on each Regular Distribution Date following June 30, 2016, an amount equal to the result obtained by multiplying $1000 by one-half of the sum of the applicable Bankers' Acceptance Rate plus • %. The initial Indicated Yield, payable on December 31, 2006, will be $• per NBC CapS – Series 1, assuming a closing date of •, 2006. A Distribution Date will be a Regular Distribution Date unless National Bank of Canada (the "Bank") fails to declare dividends as described in the Prospectus. If the Bank fails to declare dividends, the Net Distributable Funds of the Trust will be paid to the Bank as holder of the Special Trust Securities, representing the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions in full on the NBC CapS – Series 1, the Bank will not declare dividends on any of its preferred shares and common shares for a specified period of time. The NBC CapS – Series 1 are not redeemable at the option of the holder.

On June 30, 2011 and on any Distribution Date thereafter, the Trust may, at its option, redeem the NBC CapS – Series 1, in whole or in part, without the consent of the holders, subject to prior written notice and prior approval of the Superintendent of Financial Institutions Canada (the "Superintendent"). The NBC CapS – Series 1 may be redeemed for an amount in cash equal to (i) the Early Redemption Price, if the redemption occurs prior to June 30, 2016, or (ii) the Redemption Price, if the redemption occurs on or after June 30, 2016. Redemption Price refers to an amount in cash per NBC CapS – Series 1 equal to $1 000, plus the unpaid distributions to the redemption date. Early Redemption Price refers to an amount per NBC CapS – Series 1 equal to the greater of (i) the Redemption Price and (ii) the price calculated to provide an annual yield, equal to the yield on a Government of Canada bond issued on the redemption date with a maturity date of June 30, 2016 plus • %.

In addition, upon the occurrence of certain Regulatory Events or Tax Events as described in the Prospectus, the Trust, at its option, and with prior written notice and prior approval of the Superintendent ("Superintendent Approval"), may redeem all, but not less than all, of the NBC CapS – Series 1, without the consent of the holders. The redemption price is as provided above.

Holders of NBC CapS – Series 1 may surrender at any time, subject to prior written notice, all or part of their NBC CapS – Series 1 to the Trust at a price, for each NBC CapS – Series 1 equal to 40 First Preferred Shares Series 17 of the Bank. The Bank's First Preferred Shares Series 17 pay semi-annual non-cumulative cash dividends as and when declared by the Board of Directors and will be redeemable at the option of the Bank, with Superintendent Approval, on or after June 30, 2011, but not at the option of the holders. This exchange right will be effected through the conversion by the Trust of the corresponding amount of the Bank Deposit Note. The NBC CapS – Series 1 exchanged for the Bank's First Preferred Shares Series 17 will be cancelled by the Trust.

Each NBC CapS – Series 1 will be exchanged automatically, without the consent of the holder, for 40 First Preferred Shares Series 18 of the Bank, upon the occurrence of any one of the following events: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank; (iii) the Bank has a Tier 1 capital ratio of less than 5% or Total capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or to provide additional liquidity and Bank elects such automatic exchange or the Bank fails to comply with such direction. The Bank's First Preferred Shares Series 18 pay semi-annual non-cumulative cash dividends and will be redeemable at the option of the Bank, with Superintendent Approval, on or after June 30, 2011, but not at the option of the holders.

On and after •, 2011, the NBC CapS – Series 1 may be purchased at any time, in whole or in part, by the Trust, at the direction of the holder of the Special Trust Securities. NBC CapS –Series 1 purchased by the Trust will be cancelled and will not be reissued.

As long as any NBC CapS – Series 1 are outstanding, the Trust may only be terminated with the approval of the holder of the Special Trust Securities and with Superintendent Approval (i) upon the occurrence of a Special Event prior to June 30, 2011 or (ii) for any reason on June 30, 2011 or on December 31, 2011 or on the last day of June and December of each year thereafter. The Declaration of Trust will provide that holders of Trust Capital Securities are not entitled to initiate proceedings for the termination of the Trust.

(c) Special Trust Securities

The Bank is the holder of the Special Trust Securities.

The holder of the Special Trust Securities is entitled to vote at all meetings of the holders of Special Trust Securities.

The holder of the Special Trust Securities will be entitled, after the payment of the Indicated Yield to holders of NBC CapS – Series 1, to the balance of the Net Distributable Funds. In the event of a Distribution Diversion Event, the Trust will not pay the Indicated Yield on the NBC CapS – Series 1 but will instead pay the Net Distributable Funds, if any, to the holder of the Special Trust Securities. On a Bank Deposit Note Interest Payment Date that is also a Distribution Diversion Date, the interest then due and payable on the Bank Deposit Note will be paid to the Trust, which will then distribute such amount to the holder of the Special Trust Securities to the extent of the Net Distributable Funds.

(d) Additional Bank Covenants

In addition to the Dividend Stopper Undertakings, the Bank will agree for the benefit of the holders of NBC CapS – Series 1, pursuant to the Share Exchange Agreement, that:

(i) all the outstanding Special Trust Securities will be owned at all times by the Bank;

(ii) as long as any NBC CapS – Series 1 are outstanding and held by any person other than the Bank, the Bank will not take any action to cause the termination of the Trust except as set forth in the Prospectus under "Description of the Trust Securities – Trust Capital Securities - Rights on Termination of the Trust" and only with Superintendent Approval; and

(iii) the Bank will not assign or otherwise transfer any of its obligations under the Share Exchange Agreement, except in the case of a merger, amalgamation, reorganization or a sale of substantially all of the assets of the Bank, as the case may be.

3. RELATED PARTY TRANSACTIONS

The proceeds of $• received from the offering of the NBC CapS – Series 1 will be used to purchase a senior deposit note of the Bank (the "Bank Deposit Note"). The Bank's subscription for Special Trust Securities, together with amounts borrowed by the Trust from the Bank under the Credit Facility, will be used to pay the Underwriters' fee and offering expenses.

The Bank Deposit Note will bear interest at a fixed annual rate of •%, payable in equal semi-annual installments in arrears of $• for each $1,000 principal amount of the Bank Deposit Note, on the last day of June and December of each year (each, a "Bank Deposit Note Interest Payment Date"), commencing December 31, 2006 to and including June 30, 2016. Following June 30, 2016, the Bank Deposit Note will bear interest at a fixed annual rate equal to the Bankers' Acceptance Rate in effect during the immediately preceding six-month period plus •%. The initial interest payment payable on December 31, 2006 in respect of the period from the Closing Date to, but excluding December 31, 2006, will be $• for each $1,000 principal amount of the Bank Deposit Note assuming a Closing Date of •, 2006.

On and after June 30, 2011 and on any interest payment date thereafter, the Bank Deposit Note may be redeemed at the option of the Bank in whole or in part, without the consent of the Trust, subject to Superintendent Approval. The Bank Deposit Note may be redeemed for an amount in cash equal to (i) the Early Redemption Price, if the redemption occurs prior to June 30, 2016, or (ii) the Redemption Price, if the redemption occurs on or after June 30, 2016. Redemption Price refers to an amount equal to the principal amount redeemed plus any accrued and unpaid interest thereon. Early Redemption Price refers to an amount equal to the greater of (i) the Redemption Price, and (ii) the price calculated to provide an annual yield, equal to the yield on a Government of Canada bond issued on the Redemption Date with a maturity of June 30, 2016 plus •% and any accrued and unpaid interest thereon. If the Bank redeems the Bank Deposit Note, in whole or in part, the Trust will be required to redeem a corresponding amount of NBC CapS – Series 1.

In addition, upon the occurrence of certain Regulatory Events or Tax Events as described in the Prospectus, the Bank, at its option, and with Superintendent Approval, may redeem in whole, but not in part, the Bank Deposit Note, without the consent of the Trust. The redemption price is as provided above.

Each $1,000 of principal amount of the Bank Deposit Note is convertible at any time into 40 First Preferred Shares Series 17 of the Bank at the option of the Trust. The Trust will exercise this conversion right in circumstances in which holders of NBC CapS – Series 1 exercise their exchange rights.

On and after June 30, 2011, the Bank Deposit Note may be purchased, in whole or in part, subject to the provisions of the Bank Act and Superintendent Approval. Any part of the Bank Deposit Note purchased by the Bank will be cancelled and will not be reissued.

Failure by the Bank to make payment or to satisfy its other obligations under the Bank Deposit Note will not entitle the Trust to accelerate payment of the Bank Deposit Note.

The Trust has engaged National Bank Financial Inc., an indirect wholly-owned subsidiary of the Bank, and other underwriters to offer for sale to the public on a firm underwritten basis • NBC CapS – Series 1 pursuant to the Prospectus. National Bank Financial Inc. will receive a fee upon the issue of the NBC CapS – Series 1.

Natcan Trust Company is the trustee of the Trust.

The Trustee will enter into an Administrative Agreement with the Bank pursuant to which the Bank will serve as administrative agent of the Trust. Accordingly, the Bank will receive an administration fee, consistent with market terms and conditions, for acting in that capacity.

The Bank will provide to the Trust a non-interest bearing unsecured credit facility at the closing of the Offering.

4. PROPOSED ISSUE

Pursuant to an underwriting agreement dated •, 2006, the Trust has agreed to issue • NBC CapS – Series 1 for gross proceeds of $•. The Underwriters' fee and offering expenses payable by the Trust are estimated at $•.

Immediately following the closing of the Offering, and after the subscription by the Bank for Special Trust Securities, the Trust will acquire from the Bank the Bank Deposit Note for a purchase price equal to $•.

CERTIFICATE OF THE TRUST

Dated: May 19, 2006

The foregoing, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of the *Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Section 63 of the *Securities Act* (Nova Scotia), by Part 6 of the *Securities Act* (New Brunswick), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of *The Securities Act, 1990* (Newfoundland) and the respective regulations thereunder. For the purpose of the Province of Québec, this prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

NBC CAPITAL TRUST
by its Administrative Agent
NATIONAL BANK OF CANADA

By: (Signed) JEAN DAGENAIS
Vice-President and Chief Accountant

By: (Signed) MARTIN OUELLET
Vice-President and Treasurer

CERTIFICATE OF NATIONAL BANK OF CANADA

Dated: May 19, 2006

The foregoing, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of the *Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Section 63 of the *Securities Act* (Nova Scotia), by Part 6 of the *Securities Act* (New Brunswick), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of *The Securities Act, 1990* (Newfoundland) and the respective regulations thereunder. For the purpose of the Province of Québec, this prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

By: (Signed) RÉAL RAYMOND
President and
Chief Executive Officer

By: (Signed) PIERRE FITZGIBBON
Senior Vice-President Finance, Technology
and Corporate Affairs (as Chief Financial Officer)

On behalf of the Board of Directors

By: (Signed) JEAN DOUVILLE
Director

By: (Signed) PAUL GOBEIL
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: May 19, 2006

To the best of our knowledge, information and belief, the foregoing, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of the *Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Section 63 of the *Securities Act* (Nova Scotia), by Part 6 of the *Securities Act* (New Brunswick), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of *The Securities Act, 1990* (Newfoundland) and the respective regulations thereunder. For the purpose of the Province of Québec, this prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

NATIONAL BANK FINANCIAL INC.

By: (Signed) PAUL ST-MICHEL

AUDITORS' CONSENT

We have read the prospectus of NBC Capital Trust (the "Trust") dated •, 2006, relating to the issue and sale of $• of Trust Capital Securities – Series 1 (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the Prospectus of our report dated •, 2006 to the Trustee of the Trust on the balance sheet of the Trust as at •, 2006.

We also consent to the incorporation by reference in the Prospectus of our report to the shareholders of National Bank of Canada (the "Bank") on the consolidated balance sheets of the Bank as at October 31, 2005 and 2004 and the consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. Our report is dated December 8, 2005.

Chartered Accountants
Montréal, Canada
•, 2006